     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 23, 1998


                                                      REGISTRATION NO. 333-53553

________________________________________________________________________________
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------


                            TIME WARNER TELECOM LLC
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                            ------------------------


             DELAWARE                               4813                        APPLIED FOR
     (STATE OR JURISDICTION OF           (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)         CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)



               5700 S. QUEBEC STREET, GREENWOOD VILLAGE, CO 80111
                                 (303) 566-1000
(ADDRESS, INCLUDING EACH ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                            TIME WARNER TELECOM INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

           DELAWARE                                      4813                           84-1452416
STATE OR OTHER JURISDICTION OF               (PRIMARY STANDARD INDUSTRIAL            (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                CLASSIFICATION CODE NUMBER)           IDENTIFICATION NO.)

               5700 S. QUEBEC STREET, GREENWOOD VILLAGE, CO 80111
                                 (303) 566-1000
(ADDRESS, INCLUDING EACH ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------


                                DAVID J. RAYNER
               SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            TIME WARNER TELECOM LLC
               5700 S. QUEBEC STREET, GREENWOOD VILLAGE, CO 80111
                                 (303) 566-1000

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                       COPIES TO:

          WILLIAM P. ROGERS, JR.                            PETER R. HAJE                         FAITH D. GROSSNICKLE
          CRAVATH, SWAINE & MOORE              EXECUTIVE VICE PRESIDENT, SECRETARY AND            SHEARMAN & STERLING
              WORLDWIDE PLAZA                              GENERAL COUNSEL                        599 LEXINGTON AVENUE,
            825 EIGHTH AVENUE,                            TIME WARNER INC.                      NEW YORK, N.Y. 10022-6069
         NEW YORK, N.Y. 10019-7415                      75 ROCKEFELLER PLAZA,                       (212) 848-4000
              (212) 474-1270                            NEW YORK, N.Y. 10019
                                                           (212) 484-8000

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                  PROPOSED MAXIMUM    PROPOSED MAXIMUM
                                                                      AGGREGATE          AGGREGATE
          TITLE OF EACH CLASS                 AGGREGATE AMOUNT        OFFERING            OFFERING                 AMOUNT OF
    OF SECURITIES TO BE REGISTERED            TO BE REGISTERED    PRICE PER UNIT(1)       PRICE(1)            REGISTRATION FEE(1)
Senior Notes Due 2008......................     $400,000,000            100%            $400,000,000              $14,750(2)



(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).


(2) $103,250 of the Registration Fee was paid on May 26, 1998 in connection with the initial registration of debt securities.



                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

________________________________________________________________________________

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED JUNE 23, 1998



                                  $400,000,000
                                     [LOGO]

                            TIME WARNER TELECOM LLC
                            TIME WARNER TELECOM INC.
                               % SENIOR NOTES DUE 2008



                            ------------------------



                    Interest payable February 15 and July 15


                            ------------------------


TIME WARNER TELECOM LLC (THE 'COMPANY') AND TIME WARNER TELECOM INC., A WHOLLY OWNED SUBSIDIARY OF THE COMPANY ('TWT' AND, TOGETHER WITH THE COMPANY, THE
   'OBLIGORS'), ARE OFFERING $400  MILLION OF    % SENIOR NOTES DUE 2008.



THE NOTES ARE REDEEMABLE AT THE OPTION OF THE OBLIGORS, IN WHOLE OR IN PART, AT
 ANY TIME ON OR AFTER JULY 15, 2003 AT THE REDEMPTION PRICES SET FORTH HEREIN,
  PLUS ACCRUED INTEREST, IF ANY, TO THE DATE OF REDEMPTION. IN ADDITION, AT
     ANY TIME PRIOR TO JULY 15, 2001, UP TO 35% OF THE AGGREGATE PRINCIPAL AMOUNT OF THE NOTES MAY BE REDEEMED BY THE OBLIGORS OR THEIR SUCCESSORS
      FROM THE NET PROCEEDS OF ONE OR MORE SALES OF ITS COMMON STOCK OR EQUIVALENT INTERESTS, AT THE REDEMPTION PRICE SET FORTH HEREIN, PLUS ACCRUED INTEREST TO THE DATE OF REDEMPTION; PROVIDED, HOWEVER, THAT
       AFTER ANY SUCH REDEMPTION AT LEAST 65% OF THE AGGREGATE PRINCIPAL
           AMOUNT OF NOTES ORIGINALLY ISSUED REMAINS OUTSTANDING.



THE NOTES WILL BE GENERAL, UNSECURED SENIOR OBLIGATIONS OF THE OBLIGORS, RANKING
    PARI PASSU IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED UNSUBORDINATED OBLIGATIONS, AND SENIOR IN RIGHT OF PAYMENT TO ALL EXISTING
  AND FUTURE SUBORDINATED INDEBTEDNESS OF THE OBLIGORS. THE NOTES WILL ALSO
    BE SUBORDINATED TO ALL EXISTING AND FUTURE SECURED INDEBTEDNESS OF THE OBLIGORS TO THE EXTENT OF SUCH SECURITY. AT MARCH 31, 1998, ON A PRO
     FORMA BASIS AFTER GIVING EFFECT TO THE OFFERING (AS DEFINED), THE
     OBLIGORS WOULD HAVE HAD OUTSTANDING APPROXIMATELY $  MILLION OF
       INDEBTEDNESS, APPROXIMATELY $  MILLION OF WHICH WOULD HAVE BEEN
       SECURED. IN ADDITION, THE COMPANY IS A HOLDING COMPANY AND THE
        NOTES WILL BE EFFECTIVELY SUBORDINATED TO ALL EXISTING AND
        FUTURE LIABILITIES (INCLUDING TRADE PAYABLES) OF THE COMPANY'S SUBSIDIARIES OTHER THAN TWT. ON MARCH 31, 1998, ON THE SAME PRO
        FORMA BASIS, THE SUBSIDIARIES OF THE COMPANY OTHER THAN TWT
            WOULD HAVE HAD $  MILLION OF LIABILITIES (EXCLUDING
             INTERCOMPANY INDEBTEDNESS), INCLUDING $  MILLION OF
           INDEBTEDNESS, APPROXIMATELY $   MILLION OF WHICH WOULD
                               HAVE BEEN SECURED.


                            ------------------------


          SEE 'RISK FACTORS' BEGINNING ON PAGE 11 FOR INFORMATION THAT
                 SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION  NOR  HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------


                    PRICE     % AND ACCRUED INTEREST, IF ANY

                            ------------------------


                                                                           UNDERWRITING
                                                   PRICE TO               DISCOUNTS AND                 PROCEEDS TO
                                                  PUBLIC (1)             COMMISSIONS (2)              COMPANY (1) (3)
                                           ------------------------  ------------------------  ------------------------------
Per Note.................................                  %                         %                            %
Total....................................        $                         $                            $


------------


    (1)  Plus accrued interest, if any, from         , 1998.

    (2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See 'Underwriters.'
    (3)  Before deducting estimated expenses of $        , payable by the
         Company.
                            ------------------------


    The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Shearman & Sterling, counsel for the Underwriters. It is expected that
delivery of the Notes will be made on or about               , 1998 at the
office of Morgan Stanley & Co. Incorporated, New York, NY, against payment therefor in immediately available funds.

                            ------------------------

                         JOINT BOOK -- RUNNING MANAGERS
MORGAN STANLEY DEAN WITTER                                       LEHMAN BROTHERS
              , 1998

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                            [GRAPHIC REPRESENTATION]



                            ------------------------
     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THIS OFFERING, AND MAY BID FOR, AND PURCHASE, NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITERS.'

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE NOTES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREBY SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------


     UNTIL           , 1998 (90 DAYS AFTER THE COMMENCEMENT OF THE OFFERING),
ALL DEALERS EFFECTING TRANSACTIONS IN THE NOTES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                            ------------------------

     FOR INVESTORS OUTSIDE THE UNITED STATES: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE NOTES OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE NOTES AND THE DISTRIBUTION OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                    PAGE
                                                    ----
Prospectus Summary...............................     4
Risk Factors.....................................    11
Use of Proceeds..................................    22
The Reorganization...............................    23
Capitalization...................................    24
Selected Combined Financial and Other Operating
  Data...........................................    25
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............    27
Business.........................................    35
Management.......................................    50
Certain Relationships and Related Transactions...    60


                                                    PAGE
                                                    ----
Principal Members................................    65
Description of the Notes.........................    66
Description of Interests.........................    91
Description of Capital Stock.....................    93
Certain United States Federal Tax Consequences to
  Non-United States Holders of Notes.............    95
Underwriters.....................................    97
Legal Matters....................................    97
Experts..........................................    97
Additional Information...........................    98
Glossary.........................................    99
Index to Combined Financial Statements...........   F-1


                            ------------------------


     Certain statements contained herein under 'Prospectus Summary,' 'Risk Factors,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business' including, without limitation, those concerning the Company's business and operating strategy, contain certain forward-looking statements concerning the Company's operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed under 'Risk Factors.'

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus. As used herein, the term 'Company' refers to Time Warner Telecom LLC, its consolidated and unconsolidated subsidiaries, including TWT, and all operations of the Company that were historically conducted by the Members (as defined herein). The term 'Members' refers to Time Warner Inc. and certain of its subsidiaries (collectively, 'TW'), MediaOne Group, Inc. and certain of its subsidiaries (collectively, 'MediaOne'), and Advance/Newhouse Partnership ('Newhouse'). TW and MediaOne, through certain subsidiaries, are partners in Time Warner Entertainment Company, L.P. ('TWE'). TWE and Newhouse are partners in Time Warner Entertainment-Advance/Newhouse Partnership ('TWE-A/N'). The term 'TW Cable' refers collectively to the cable systems owned by subsidiaries and divisions of TWE, TWE-A/N and TW. The Company was recently formed in connection with a reorganization (the 'Reorganization') of the assets and liabilities of its business, which were previously owned by subsidiaries and divisions of TWE, TWE-A/N and TW (together, the 'Parent Companies'). The Reorganization will be consummated immediately prior to effectiveness of the Registration Statement of which this Prospectus forms a part. In connection with the Reorganization, TW, MediaOne and Newhouse will receive 61.95%, 18.88%, and 19.17% respectively, of the limited liability company interests in the Company. See 'The Reorganization' and 'Principal Members.' Unless otherwise indicated, the information set forth in this Prospectus gives effect to the transactions described herein under 'The Reorganization.' See 'Glossary' for definitions of certain other terms used in this Prospectus.


                                  THE COMPANY


     The Company is a leading facilities-based competitive local exchange carrier ('CLEC') in selected metropolitan areas across the United States, offering a wide range of business telephony services, primarily to medium- and large-sized business customers and other carriers. The Company's customers are principally telecommunications-intensive business end-users, long distance carriers ('IXCs'), Internet service providers ('ISPs'), wireless communications companies and governmental entities. Such customers are offered a wide range of integrated telecommunications services, including dedicated transmission, local switched, data and video transmission services and certain Internet services. The Company has deployed switches in 16 of its 19 service areas as of March 31, 1998, and management expects that a growing portion of the Company's revenues will be derived from providing switched services. In addition, the Company benefits from its strategic relationship with TW Cable both through network facilities access and cost-sharing. As a result, the Company's networks have been constructed primarily through licensing the use of fiber capacity from TW Cable. As of March 31, 1998, the Company operated networks in 19 metropolitan areas that spanned 6,239 route miles, contained 244,894 fiber glass miles and offered service to 2,711 buildings. Consolidated revenues for the Company, which have historically been primarily derived from private line services, grew by 117.2% for the three months ended March 31, 1998 as compared to the same period in 1997.


     The business of the Company was commenced in 1993 by TW Cable, originally to provide certain telephony services together with cable television. In January 1997, the Company put in place a new management team that is implementing a business strategy focused on exclusively serving business customers, rapidly providing switched services in all the Company's service areas and expanding the range of business telephony services offered by the Company.


     The Company believes that the Telecommunications Act of 1996 (the '1996 Act') and certain state regulatory initiatives provide increased opportunities in the telecommunications marketplace by opening all local service areas to competition and requiring incumbent local exchange carriers ('ILECs') to provide increased direct interconnection. According to the Federal Communications Commission (the 'FCC'), in 1996 the total revenues for the telecommunications industry amounted to approximately $222 billion, of which approximately $122 billion was local service and approximately $100 billion was long distance.


BUSINESS STRATEGY

     The Company's primary objective is to be a leading CLEC in its existing and future service areas, offering medium- and large-sized businesses superior telecommunications services through advanced networks. The key elements of the Company's business strategy include the following:

          Leverage Existing Fiber Optic Networks. The Company has designed and built its networks to serve geographic locations where management believes there are large numbers of potential customers. As of March 31, 1998, the Company operated networks that spanned 6,239 route miles and contained 244,894 fiber miles. The Company's highly concentrated networks have yet to be fully exploited and provide the capacity to serve a substantially larger base of customers. Management believes that the Company's extensive fiber network capacity allows it to: (i) increase orders substantially from new and existing customers without incurring significant additional capital expenditures and operating expenses; (ii) emphasize its facilities-based services rather than resales of network capacity of other providers; and
     (iii) exert greater control over its services than the Company's competitors that are dependent upon off-net facilities, thereby providing better customer service.


          Expand Switched Services. The Company provided a broad range of switched services in 16 of its service areas as of March 31, 1998, and plans to provide switched services in all of its current service areas by the end of 1999. For the three months ended March 31, 1998, consolidated revenues from switched service grew by 187.0% as compared to the same period in 1997. Because the demand for switched services is greater than for dedicated transport services, and the Company has been rapidly installing switches in its markets, Management expects the Company to derive a growing portion of its revenues from switched services.

          Target Medium- and Large-Sized Business Customers. The Company operates networks in metropolitan areas that have high concentrations of medium- and large-sized businesses. Such businesses tend to be telecommunications-intensive and are more likely to seek the greater reliability provided by an advanced network such as the Company's. Thus, management believes that significant economies of scale may be achieved by focusing and intensifying its sales and marketing efforts on such businesses as they are potentially high volume users of the Company's services. To drive revenue growth in these markets, the Company is aggressively expanding its direct sales force to focus on such business customers.


          Interconnect Service Areas within Clusters. The 19 service areas in which the Company currently operates are grouped in six geographic clusters across the United States. The Company plans to interconnect each service area within a cluster with broadband, fiber optic facilities of its own or licensed from TW Cable and/or third parties. Interconnecting the service areas within a cluster will enable the Company to increase its revenue potential by addressing customers' regional long distance voice, data and video requirements. In 1998, management plans to begin interconnecting service areas within the Company's Midwest, Southwest and Southeast clusters.


          Utilize Strategic Relationships with TW Cable. The Company has benefited from and continues to leverage its relationships with TW Cable, the second largest multiple system cable operator in the U.S., by licensing and sharing the cost of digital fiber optic facilities. This licensing arrangement allows the Company to benefit from TW Cable's access to rights-of-way, easements, poles, ducts and conduits. By leveraging its existing relationship with TW Cable, the Company believes that it can increase revenues, benefit from existing regulatory approvals and licenses, derive economies of scale in network costs and extend its existing networks in a rapid, efficient and cost-effective manner. Furthermore, management believes that the strong awareness and positive recognition of the 'Time Warner' brand name significantly contributes to its marketing programs and sales efforts by distinguishing it from its competitors.

          Expand Product Offerings. The Company intends to increase revenues and cash flows by developing and tailoring diversified bundles of telephony services for its customers. The services currently offered by the Company include a wide range of dedicated transmission, local switched, data and video transmission services and certain Internet services. The Company intends to offer additional services including long distance service and other high speed data transport services. The Company generally develops its customer base by first offering basic telecommunications services to its new customers. As the needs of such customers change and develop, the Company selectively bundles and offers more sophisticated, higher margin products and services to them.

          Enter into New Geographic Areas. The Company's strategy is to target metropolitan areas possessing demographic, economic and telecommunications demand profiles that it believes provide it with the potential to generate an attractive economic return. Currently, the Company operates networks in a total of

     19 metropolitan areas. Management plans to have networks in operation or under construction in several additional service areas by the end of 1999, most of which will be in service areas where TW Cable has already made substantial infrastructure investments. By licensing capacity from TW Cable's existing fiber optic networks, the Company can develop new networks quickly and cost-effectively, thereby giving it a competitive advantage over other CLECs. See 'Certain Relationships and Related
     Transactions -- Certain Operating Agreements.'

          Continue Disciplined Expenditure Program. The Company increases operational efficiencies by pursuing a disciplined approach to capital expenditures. This capital expenditure program requires that prior to making any expenditure on a project, the project must be expected to meet stringent financial criteria such as minimum recurring revenue, cash flow margins and rate of return. In addition, to control capital expenditures and share the risks of developing costly new networks, management is considering establishing strategic alliances with other telecommunications providers in the form of joint ventures and possible co-branding marketing programs.

                                 FINANCING PLAN


     The Company expects that the net proceeds of the Offering, together with internally generated funds, will provide sufficient funds for the Company to expand its business as currently planned, pay interest on the Notes and fund its currently expected losses through the end of 1999. Thereafter, the Company expects to require additional financing. See 'Use of Proceeds.'



                               THE REORGANIZATION



     The Company was recently formed in connection with the Reorganization of the assets and liabilities of its business, which were previously owned by subsidiaries and divisions of the Parent Companies. In connection with the Reorganization, the Members received all the outstanding limited liability company interests in the Company. The interests in the Company are divided into Class A limited liability company interests (the 'Class A Interests') and Class B limited liability company interests (the 'Class B Interests' and, together with the Class A Interests, the 'Interests'). The holders of the Class A Interests have virtually no voting or approval rights, except with respect to an amendment of the LLC Agreement (as defined) which is adverse to the interests of such holders, and the holders of the Class B Interests have the voting rights set forth in the LLC Agreement. The Company has not issued any Class A Interests and the Members hold 100% of the Class B Interests. See 'The Reorganization' and 'Principal Members.'



     TWT has no operations or assets and was formed solely for the purpose of serving as co-obligor of the Notes.



     The Amended and Restated Limited Liability Company Agreement of the Company (the 'LLC Agreement') provides that if the Members unanimously agree to do so, the Company will be reconstituted (either by merger, exchange, contribution of assets or a similar type of transaction) as a Delaware corporation (the 'Reconstitution') so that an initial public offering of the Class A Common Stock of such corporation (an 'Initial Public Offering') may be effected. Upon the Reconstitution, the Company will have authorized two classes of common stock, Class A Common Stock ('Class A Common Stock'), which will carry one vote per share, and Class B Common Stock ('Class B Common Stock', and together with Class A Common Stock, 'Common Stock') which will carry ten votes per share. Pursuant to the Reconstitution, holders of Class B Interests will receive shares of Class B Common Stock and holders of Class A Interests, if any, will receive shares of Class A Common Stock pursuant to the Reconstitution. As used herein, the term 'Existing Stockholders' means the Members who become holders of Common Stock following the Reconstitution. In connection with the Reconstitution, the Existing Stockholders will enter into a Stockholders' Agreement (the 'Stockholders Agreement') which will provide for the election of directors designated by the Existing Stockholders, and will govern transfers of Common Stock by the Existing Stockholders. See 'Certain Relationships and Related Transactions -- LLC Agreement' and ' -- Stockholders Agreement.'



     The Company was organized as a limited liability company in the State of Delaware in 1998 and TWT was incorporated in the State of Delaware in 1998. The Company's and TWT's principal executive offices are located at 5700 S. Quebec Street, Greenwood Village, CO 80111, and their telephone number is (303) 566-1000.

                                  THE OFFERING



Securities Offered.....................  $400.0 million aggregate principal amount of    % Senior Notes due 2008
                                         (the 'Offering').
Maturity...............................  July 15, 2008
Yield and Interest.....................  Interest on the Notes is payable semiannually in cash on February 15 and
                                         July 15 of each year, commencing on February 15, 1999.
Optional Redemption....................  The Notes are redeemable prior to maturity, in whole or in part, at the option of the Obligors at any time on or after July 15, 2003, initially
                                         at    % of their principal amount, plus accrued interest, declining to
                                         100% of their principal amount, plus accrued interest, on or after July
                                         15, 2006. In addition, at any time prior to July 15, 2001, up to 35% of the aggregate principal amount of the Notes may be redeemed by the
                                         Obligors from the net proceeds of one or more sales of the common stock
                                         or equivalent interests of the Company or any successor thereto at    %
                                         of their principal amount plus accrued interest to the date of redemption; provided, however, that after any such redemption at least
                                         65% of the aggregate principal amount of the Notes originally issued remains outstanding. See 'Description of the Notes.'
Change of Control......................  Upon a Change of Control (as defined), the Obligors will be required to make an offer to purchase the Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest.
                                         There can be no assurance that the Obligors will have sufficient funds available at the time of any Change of Control to make any required debt repayment (including repurchases of the Notes). See 'Description of the
                                         Notes -- Repurchase of Notes upon a Change of Control.'
Ranking................................  The Notes will be general, unsecured senior obligations of the Obligors, ranking pari passu in right of payment with all existing and future unsecured unsubordinated obligations, and senior in right of payment to all existing and future subordinated indebtedness of the Obligors. The
                                         Notes will also be subordinated to all existing and future secured indebtedness of the Obligors to the extent of such security. At March 31,
                                         1998 on a pro forma basis after giving effect to the Offering, the
                                         Obligors would have had outstanding approximately $       million of
                                         indebtedness, approximately $     million of which would have been
                                         secured and approximately $   million of which would have been expressly
                                         subordinated to the Notes. In addition, the Company is a holding company and the Notes will be effectively subordinated to all existing and future liabilities (including trade payables) of the Company's subsidiaries other than TWT. On March 31, 1998, on the same pro forma basis, the subsidiaries of the Company other than TWT would have had
                                         $     million of liabilities (excluding intercompany indebtedness),
                                         including $ million of indebtedness, approximately $     million of
                                         which would have been secured. See 'Description of the
                                         Notes -- Ranking.'
Certain Covenants......................  The Indenture (as defined) will contain certain covenants, including, but not limited to, covenants with respect to the following matters: (i)
                                         limitation on indebtedness; (ii) limitation on restricted payments;
                                         (iii) limitation on dividend and other payment restrictions affecting restricted subsidiaries; (iv) limitation on the issuance and sale of capital stock of restricted subsidiaries; (v) limitation on issuances of guarantees by restricted subsidiaries; (vi) limitation on transactions with shareholders and affiliates; (vii) limitation on liens; (viii)
                                         limitation on sale-leaseback transactions; and (ix) limitation on asset sales. See 'Description of the Notes -- Certain Covenants' and
                                         'Description of Certain Indebtedness.'
Use of Proceeds........................  The net proceeds to the Obligors from the Offering will be used to expand and develop existing and new networks and for general corporate and working capital purposes, which may include payment of interest on the Notes and acquisitions of and joint ventures with other telecommunications service providers. See 'Use of Proceeds.'



                                  RISK FACTORS


     Prospective investors should consider all of the information contained in this Prospectus before making an investment in the Notes. In particular, prospective investors should consider the factors set forth herein under 'Risk Factors.'

              SUMMARY COMBINED FINANCIAL AND OTHER OPERATING DATA



     The summary statement of operations data for the years ended December 31, 1995, 1996 and 1997 are derived from the audited financial statements of the Company, including the notes thereto, appearing elsewhere in this Prospectus. The summary statement of operations data for the year ended December 31, 1994 has been derived from audited financial statements of the Company not included herein. The summary statement of operations data for the year ended December 31, 1993 and for the three months ended March 31, 1998 and 1997 and the summary balance sheet data as of March 31, 1998 has been derived from the Company's unaudited internal financial statements, which in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting of normal recurring adjustments), necessary for a fair presentation of the Company's results of operations and financial position. Operating results for the three months ended March 31, 1998 are not necessarily indicative of results that may be expected for the full year. The summary other operating data have been derived from the accounting records of the Company and have not been audited. The financial statements of the Company reflect the 'carved out' historical financial position, results of operations, cash flows and changes in members' equity of the commercial telecommunications operations of the Parent Companies, as if they had been operating as a separate company. The summary financial and other operating data set forth below should be read in conjunction with the information contained in 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus.



                                                                                                              THREE MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,                               MARCH 31,
                                         ---------------------------------------------------------------     ---------------------
                                           1993         1994         1995          1996          1997          1997         1998
                                         --------     --------     ---------     ---------     ---------     --------     --------
                                                                        (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
    Dedicated transport services......   $  1,913     $  2,169     $   6,505     $  20,362     $  44,529     $  8,301     $ 16,733
    Switched services.................         --           --           350         3,555        10,872        1,852        5,315
                                         --------     --------     ---------     ---------     ---------     --------     --------
        Total revenues................      1,913        2,169         6,855        23,917        55,401       10,153       22,048
                                         --------     --------     ---------     ---------     ---------     --------     --------
Costs and expenses:
    Operating (1).....................      3,219       10,454        15,106        25,715        40,349        8,384       13,519
    Selling, general and
      administrative (1)..............      7,035       26,066        34,222        60,366        54,640       11,985       16,316
    Depreciation and amortization
      (1).............................        578        1,213         7,216        22,353        38,466        8,842       11,932
                                         --------     --------     ---------     ---------     ---------     --------     --------
        Total costs and expenses......     10,832       37,733        56,544       108,434       133,455       29,211       41,767
                                         --------     --------     ---------     ---------     ---------     --------     --------
Operating loss........................     (8,919)     (35,564)      (49,689)      (84,517)      (78,054)     (19,058)     (19,719)
Gain on disposition of investment
  (2).................................         --           --            --            --        11,018           --           --
Equity in losses of unconsolidated
  affiliates..........................       (392)      (1,611)       (1,391)       (1,547)       (2,082)        (593)         (58)
Interest expense, net (1).............        (81)          (3)          (25)          (52)       (1,538)          --       (2,011)
                                         --------     --------     ---------     ---------     ---------     --------     --------
Net loss..............................   $ (9,392)    $(37,178)    $ (51,105)    $ (86,116)    $ (70,656)    $(19,651)    $(21,788)
                                         --------     --------     ---------     ---------     ---------     --------     --------
                                         --------     --------     ---------     ---------     ---------     --------     --------
Deficiency in coverage of fixed
  charges by earnings before fixed
  charges (3).........................   $ (9,392)    $(37,178)    $ (51,075)    $ (86,076)    $ (70,629)    $(19,641)    $(21,788)
                                         --------     --------     ---------     ---------     ---------     --------     --------
                                         --------     --------     ---------     ---------     ---------     --------     --------
OTHER OPERATING DATA:
EBITDA (4)............................   $ (8,341)    $(34,351)    $ (42,473)    $ (62,164)    $ (39,588)    $(10,216)    $ (7,787)
EBITDA Margin (5).....................     (436.0)%   (1,583.7)%      (619.6)%      (259.9)%       (71.5)%     (100.6)%      (35.3)%
Capital expenditures..................      7,154       50,293       141,479       144,815       127,315       14,261       24,961
Cash used in operations...............     (3,100)     (14,873)      (35,605)      (52,274)      (29,419)     (28,694)     (15,103)
Cash used in investing activities.....    (10,656)     (52,632)     (145,293)     (149,190)     (120,621)     (14,233)     (24,961)
Cash provided by financing
  activities..........................     13,756       67,505       180,898       201,464       150,040       42,927       40,064
Pro forma interest expense (6)(7).....
Pro forma net loss (6)................
Pro forma deficiency in coverage of
  fixed charges by earnings before
  fixed charges (3)(6)................                                                         $                          $



                                                                         AS OF DECEMBER 31,                        AS OF
                                                        -----------------------------------------------------    MARCH 31,
                                                        1993      1994        1995       1996         1997         1998
                                                        -----    -------    --------    -------    ----------    ---------
OPERATING DATA (8):
Operating Networks...................................       3          8          15         18            19          19
Route miles..........................................     168        880       3,207      5,010         5,913       6,240
Fiber miles..........................................   5,820     24,995     116,286    198,490       233,488     244,894
Voice grade equivalent circuits......................      --     39,002     158,572    687,001     1,702,431    1,904,420
Digital telephone switches...........................      --         --           1          2            14          16
Employees............................................      78        239         508        673           714         739
Access lines.........................................      --         --         493      2,793        16,078      23,702


                                                        (footnotes on next page)

                                                                                               AS OF MARCH 31, 1998
                                                                                             -------------------------
                                                                                                           AS ADJUSTED
                                                                                                             FOR THE
                                                                                                            OFFERING
                                                                                              ACTUAL           (9)
                                                                                             ---------     -----------
                                                                                                    (UNAUDITED)
                                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................................................................   $     --
Property, plant and equipment, net........................................................    428,319
Total assets..............................................................................    453,475
Long-term debt(10)........................................................................    117,547
Total members' equity.....................................................................    278,602


------------


 (1) Includes expenses resulting from transactions with affiliates of $168,000 in 1993, $1,901,000 in 1994, $6,507,000 in 1995, $11,023,000 in 1996 and
     $15,306,000 in 1997 and $3,486,000 and $5,479,000 in the three months ended
     March 31, 1997 and 1998, respectively.


 (2) In September 1997, the Company completed a series of transactions related to its interests in the Hyperion Partnerships, a group of unconsolidated telecommunication partnerships serving the New York area, whereby it sold its interests in the partnerships serving the Buffalo and Syracuse markets in exchange for $7.0 million of cash and all of the minority interests in the partnerships serving the Albany and Binghamton markets that were not already owned by the Company. In connection with these transactions, the Company recognized a gain of approximately $11.0 million.


 (3) For purposes of this calculation, earnings were calculated by adding (i) net loss; (ii) interest expense, including the portion of rents representative of an interest factor and (iii) the amount of undistributed losses of the Company's less than 50%-owned companies. Fixed charges consist of interest expense and the portion of rents representative of an interest factor.






 (4) EBITDA consists of operating income (loss) before depreciation and amortization ('EBITDA'). Industry analysts generally consider EBITDA to be an important measure of comparative operating performance for the telecommunications industry, and when used in comparison to debt levels or the coverage of interest expense, as a measure of liquidity. However, EBITDA should be considered in addition to, not as a substitute for, operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. EBITDA as defined herein may not be comparable to similarly titled measures reported by other companies. Additionally, certain covenants contained in the Indenture are based on EBITDA. See the Combined Statements of Cash Flows contained elsewhere in this Prospectus.








 (5) EBITDA Margin represents EBITDA as a percentage of revenues.






 (6) The pro forma data for the three months ended March 31, 1998 and the year ended December 31, 1997 give effect to the Offering as if it occurred at the beginning of 1997. Such pro forma amounts are presented for informational purposes only and are not necessarily indicative of the actual amounts that would have been reported if the transaction had been consummated at such date, nor are they necessarily indicative of future results.








 (7) Pro forma interest expense gives effect to the issuance of $400 million
     principal amount of the Notes, assuming an interest rate of    % on the
     Notes, as if such transaction had occurred at the beginning of 1997,
     assuming    % of the interest on the Notes would have been capitalized under FASB Statement No. 34 'Capitalization of Interest Costs.' A change of .125% in the interest rate would change pro forma interest expense by $
     for the year ended December 31, 1997 and $   for the three months ended
     March 31, 1998.








 (8) Includes all managed properties including unconsolidated affiliates (MetroComm AxS, L.P. in Columbus, Ohio and the Albany and Binghamton, New York networks). Albany and Binghamton were wholly owned at December 31, 1997.







 (9) Adjusted to give effect to the issuance of $400 million principal amount of the Notes. See 'Use of Proceeds' and 'Capitalization.'



(10) As of March 31, 1998, $117,547,000 of long-term debt consisted of subordinated loans payable to the Parent Companies. All such indebtedness to the Parent Companies pays interest in kind at an annual rate equal to The Chase Manhattan Bank's prime lending rate as in effect from time to time, is expressly subordinated to the Notes and matures one month following the maturity of the Notes.

                                  RISK FACTORS

     Prior to purchasing any of the Notes offered hereby, prospective investors should consider carefully the following factors in addition to the other information contained in this Prospectus.

LIMITED HISTORY OF OPERATIONS; NEGATIVE CASH FLOW AND OPERATING LOSSES


     The Company was formed in 1998 pursuant to the Reorganization to continue the business telephony services commenced by TW Cable in 1993. TWT has no operations or assets and was formed in 1998 solely for the purpose of serving as co-obligor of the Notes. Accordingly, prospective investors have limited historical financial information upon which to base an evaluation of the Company's performance and an investment in the Notes. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development and growth.



     The Company has incurred operating losses and negative cash flow since inception, and expects to continue to incur operating losses and negative cash flow while it installs, develops and expands its existing and future telecommunications networks and builds its customer base. For the years ended December 31, 1996 and 1997, on a consolidated basis, the predecessor entities of the Company operating the commercial telecommunications operations of the Parent Companies sustained combined operating losses of $84.5 million and $78.1 million, respectively, and negative EBITDA of $62.2 million and $39.6 million, respectively. EBITDA consists of operating income (loss) before depreciation and amortization ('EBITDA'). Industry analysts generally consider EBITDA to be an important measure of comparative operating performance for the telecommunications industry, and when used in comparison to debt levels or the coverage of interest expense, as a measure of liquidity. However, EBITDA should be considered in addition to, not as a substitute for, operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. EBITDA as defined herein may not be comparable to similarly titled measures reported by other companies. The capital expenditures of the Company associated with the installation, development and expansion of its existing networks and possible acquisitions of future networks are substantial, and a significant portion of these expenditures generally are incurred before any related revenues are realized. These expenditures, together with associated initial operating expenses, will generally result in negative cash flow and operating losses from a network until an adequate customer base and revenue stream for the network have been established. Accordingly, the Company expects that each network will generally produce negative cash flow for at least two and a half years after operations commence in such network. The Company expects to incur net losses for the foreseeable future as it continues to acquire, install, develop and expand its existing and new telecommunications networks and build its customer base. There can be no assurance that an adequate revenue base will be established from each of the Company's networks or that the Company will achieve or sustain profitability or generate sufficient positive cash flow, if any, to meet its working capital requirements and to service its indebtedness.


HOLDING COMPANY STRUCTURE; EFFECTIVE SUBORDINATION OF THE NOTES TO INDEBTEDNESS OF SUBSIDIARIES


     The Company is a holding company and, following the Offering, its only material assets will consist of the equity interests of its operating subsidiaries. TWT, a wholly owned subsidiary of the Company, has no operations or assets and was formed solely for the purpose of serving as co-obligor of the Notes. The Company will be required to rely upon dividends and other payments from its subsidiaries or the proceeds of future debt or equity financings to generate the funds necessary to pay the principal of and interest on the Notes. There can be no assurance that such financing will be available on terms acceptable to the Company or at all. The subsidiaries, however, are legally distinct from the Company and, other than TWT, have no obligation, contingent or otherwise, to pay amounts due pursuant to the Notes or to make funds available for such payment. Neither the Company's subsidiaries nor any other entity has guaranteed the Notes. The ability of the Company's subsidiaries to make such dividends and other payments to the Company is subject to, among other things, the availability of funds, the terms of such subsidiaries' indebtedness and applicable state laws. Claims of creditors of the Company's subsidiaries, including trade creditors, will generally have priority as to the assets of such subsidiaries over the claims of the Company and the holders of the Company's indebtedness, including the Notes. Accordingly, the Notes are and will be effectively subordinated to all liabilities (including trade payables) of the subsidiaries of the Company other than TWT. If the Company negotiates a bank credit agreement to provide it with working capital and enhanced financial flexibility, the Notes will be effectively subordinated to such credit agreement to the extent it is incurred at a subsidiary level. At March 31, 1998, after giving effect to the issuance of the Notes, the
subsidiaries of the Company other than TWT had approximately $   million of
liabilities (excluding intercompany indebtedness), including $     million of
indebtedness. See 'Description of the Notes.'


SIGNIFICANT CAPITAL REQUIREMENTS


     The development and expansion of the Company's existing and future networks and services will require significant capital to fund capital expenditures, working capital and debt service. The Company's principal capital expenditure requirements over the next two years are expected to consist of approximately
(i) $290.0 million to purchase and install switches, electronics, fiber and other additional technologies in existing networks and in additional networks to be constructed in new service areas and (ii) $30.0 million for capital expenditures with respect to the Company's management information system infrastructure. The Company's expected expenditures for general corporate and working capital purposes include $80.0 million for operating and administrative expenses, including debt service. The Company will continue to evaluate additional revenue opportunities in each of its service areas and, as opportunities develop, the Company plans to make the additional capital investments in its networks that are required to pursue such opportunities. The Company, from time to time, evaluates potential acquisitions of, and joint ventures relating to, networks currently owned and operated by other companies, including affiliates of the Members, and expects to continue to do so. In the event the Company enters into a definitive agreement with respect to any acquisition or joint venture, it may require additional financing or it may elect to use a portion of the proceeds of the Offering not theretofore expended for other purposes. While the Company intends to continue to leverage its relationship with TW Cable in pursuing expansion opportunities, to the extent the Company seeks to expand into service areas where TW Cable does not conduct cable operations, the Company may incur significant additional costs in excess of those historically incurred by the Company when expanding into existing TW Cable service areas. In addition, TW Cable is not obligated to construct or provide additional fiber optic capacity in excess of what is already licensed to the Company under the Capacity License (as defined). Accordingly, if the Company is unable to lease such capacity at the same rates as are currently provided for under the Capacity License, the Company may be required to obtain additional capacity on more expensive terms. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.'



     The Company sustained significant working capital deficits in each year since inception. The Company has historically been funded by capital contributions and advances from the Parent Companies. As of March 31, 1998, the Company had outstanding approximately $117.5 million of indebtedness to the Parent Companies which is subordinated in right of payment to the Notes, bears interest (payable in kind) at an annual rate equal to The Chase Manhattan Bank's prime lending rate as in effect from time to time (which was 8.5% at March
31, 1998) and matures on          , 2008, one month after the maturity of the
Notes. The principal amount of such Indebtedness to the Parent Companies is
expected to be approximately $       at June 30, 1998. The Indenture provides
that such indebtedness may be repaid with the net proceeds of any offering of common stock or equivalent interests of the Company. See 'Certain Relationships and Related Transactions -- Intercompany Subordinated Debt.' The Parent Companies do not have any obligation to make additional equity investments in or loans to the Company.



     The Company expects that the net proceeds of the Offering, together with internally generated funds, will provide sufficient funds for the Company to expand its business as planned, pay interest on the Notes and fund its currently expected losses through the end of 1999. Thereafter, the Company expects to require additional financing. However, in the event that the Company's plans or assumptions change or prove to be inaccurate, or the foregoing sources of funds prove to be insufficient to fund the Company's growth and operations, or if the Company consummates acquisitions or joint ventures, the Company may be required to seek additional capital sooner than currently anticipated. The Company's revenues and costs are dependent upon many factors that are not within the Company's control, such as regulatory changes, changes in technology and increased competition. Due to the uncertainty of these and other factors, actual revenues and costs may vary from expected amounts, possibly to a material degree, and such variations are likely to affect the level of the Company's future capital expenditures and expansion plans. Sources of financing may include public or private debt or equity financing by the Company or its subsidiaries, vendor financing or other financing arrangements.


     There can be no assurance that the Company will be successful in generating sufficient cash flow or raising additional financing in sufficient amounts on terms acceptable to it or within the limitations contained in its financing arrangements, or that the terms of any such additional financing will not impair the Company's ability to develop its business. The failure to generate sufficient cash flow or to raise sufficient funds may require the Company to modify, delay or abandon some or all of its development and expansion plans, which could have a material adverse effect on the Company's growth, its ability to compete in the telecommunications services business and its ability to service its debt. See 'Use of Proceeds' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources.'

SUBSTANTIAL LEVERAGE; INSUFFICIENCY OF EARNINGS TO COVER FIXED CHARGES


     The Company will be highly leveraged after the consummation of the Offering. As of March 31, 1998, after giving pro forma effect to the Offering,
the Company would have had approximately $   million of consolidated total debt,
including $117.5 million of debt to the Parent Companies, and $   million of
consolidated members' equity. Such indebtedness to the Parent Companies is subordinated in right of payment to the Notes, bears interest (payable in kind) at The Chase Manhattan Bank's prime rate (which was 8.5% at March 31, 1998)
and matures on            , 2008, one month after the maturity of the Notes. The
principal amount of such indebtedness to the Parent Companies is expected to be
approximately $   million at June 30, 1998. The degree to which the Company is leveraged could have a material adverse effect upon the Company, including:
(i) the Company's ability to obtain additional financing in the future for capital expenditures, acquisitions, joint ventures, working capital or general corporate or other purposes may be limited; (ii) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of the principal of, and interest on, its debt; and (iii) the Company's substantial leverage may make it more vulnerable to economic downturns, limit its ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions. A failure by the Company to comply with the covenants and other provisions of financing documents to which the Company is a party, including the Indenture, or other debt instruments to which the Company may become party in the future, could permit acceleration of the debt under such instruments and, in some cases, acceleration of debt under other instruments that contain cross-default or cross-acceleration provisions. The Indenture contains certain restrictive covenants. Such restrictions will affect, and in many respects will significantly limit or prohibit, among other things, the ability of the Company to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, engage in transactions with shareholders and affiliates, issue capital stock of subsidiaries, create liens, sell assets and engage in mergers and consolidations.



     After giving pro forma effect to the Offering as if such transaction had occurred at the beginning of the respective periods, the Company's earnings
would have been insufficient to cover its fixed charges by $   million and $
million for the three months ended March 31, 1998 and the year ended December 31, 1997, respectively. The ability of the Company to meet its debt service obligations will be dependent upon the future performance of the Company, which, in turn, will be subject to the Company's successful implementation of its strategy, as well as to financial, competitive, business, regulatory, technical and other factors, including factors beyond the control of the Company. In general, the Company expects that the rate at which it implements its expansion plans will be driven by the rate of growth in its cash flow. Although the Company believes that it will be able to generate sufficient cash flow from operations to meet its debt service obligations as they become due, if it is unable to do so, it could face liquidity problems and be forced to modify, delay or abandon some or all of its development and expansion plans. In such circumstances, the Company may be required to renegotiate the terms of the instruments governing its long-term debt or to refinance all or a portion of its long-term debt. There can be no assurance, however, that the Company will be able to renegotiate such terms or refinance its indebtedness successfully on terms acceptable to it. If the Company were unable to refinance its indebtedness or obtain new financing under these circumstances, the Company would have to consider various other options such as the sale of certain assets to meet its required debt service, the sale of additional equity, negotiations with its lenders to restructure applicable indebtedness or other options available to it under law.


RISKS OF EXPANSION; AND POSSIBLE INABILITY TO MANAGE GROWTH

     Although the Company commenced operations in 1993, to date its business has consisted primarily of offering dedicated point-to-point services. With the adoption of the 1996 Act, the Company accelerated the implementation of switched services in its markets. The Company expects that switched services will in the future become the predominant source of its revenues. Switched services support both analog and digital equipment compatible with the TDMA, FDMA and CDMA forms of digital telephone technology. In addition to this transition to switched services, the Company intends to enter into new geographic markets, expand its operations in existing markets, interconnect its existing markets and offer additional telecommunications services, when and if it becomes economically desirable to do so. The Company's ability to manage the transition to switched services and the continued expansion of its business will depend on, among other things, the Company's ability to assess markets, design fiber optic network backbone routes, acquire and install facilities, obtain and utilize rights-of-way and building access, obtain any required governmental authorizations and permits and implement interconnection with local exchange carriers, all in a timely manner, at reasonable costs and on terms and conditions acceptable to the Company. A substantial portion of the Company's network build-out plans are dependent upon its continuing relationship with TW Cable. See ' -- Relationship with TW Cable.' The successful implementation of the Company's expansion strategy will be subject to a variety of risks, including operating and technical problems, regulatory uncertainties, competition and the availability of capital. There can be no assurance that any existing networks will be successfully expanded or any new networks will be developed or, if developed, that such new networks will be completed on schedule, at commercially reasonable costs or within the Company's specifications. In addition, there can be no assurance that any new or expanded networks will become profitable or generate positive cash flow at any time in the future. The Company's inability to expand its existing networks and operations or install new networks or manage effectively such expansion and installation could have a material adverse effect upon the Company's business operations, financial conditions and results of operations. In addition, the expansion of the Company's business may involve acquisitions or joint ventures which, if made or entered into, could divert the resources and management time of the Company and could require integration with the Company's operations. See ' -- Acquisition Related Risks.'


     The Company's future performance will depend, in part, upon its ability to manage its growth effectively. The Company's rapid growth has placed, and in the future may continue to place, a significant strain on its administrative, operational and financial resources. The Company's ability to continue to manage its growth successfully will require the Company to further enhance its operations, management, financial and information systems and controls and to expand, train and manage its employee base. In addition, as the Company increases its service offerings and expands its targeted markets, there will be additional demands on the Company's customer support, sales, marketing, and administrative resources and network infrastructure. There can be no assurance that the Company's administrative, operating and financial resources, systems and controls will be adequate to manage the Company's growth effectively. The Company's inability to manage its expansion effectively, including the emergence of unexpected expansion difficulties, could have a material adverse effect on the Company's business, results of operations and financial condition.

RELATIONSHIP WITH TW CABLE


     The Company is largely dependent upon TW Cable's governmental licenses, permits and rights-of-way to operate and expand the Company's current business. TW Cable is principally managed by a management committee that includes representatives of MediaOne and TW. The Company presently licenses pursuant to the Capacity License, and may enter into future licenses for, the capacity of significant numbers of optical fibers from TW Cable; however, TW Cable is not obligated to license any additional fiber optic capacity not covered by the Company's current licenses. See 'Certain Relationships and Related
Transactions -- Certain Operating Agreements.' Historically, the Company has relied on TW Cable's fiber optics in constructing its own networks. In addition, most of the new service areas in which management is considering operating or constructing networks are located in areas where TW Cable has already made substantial infrastructure investments. The inability of the Company to license additional fiber optic capacity from TW Cable could materially affect the Company's expansion plans, future business and operations. Any adverse changes in the ability of TW Cable to obtain and maintain all necessary permits, licenses, conduit agreements or pole attachment agreements from governmental authorities or private rights-of-way providers necessary to effectuate such license transactions may have a material adverse effect on the Company's business and financial condition.



     The Capacity License expires in 2028. Although TW Cable has agreed to negotiate renewal or alternative provisions in good faith at that time, there can be no assurance that the parties will agree on the terms of any renewal or that the terms of any renewal or alternative provisions which may be agreed upon by the parties will be favorable to the Company. If the Capacity License is not renewed in 2028, the Company will have no residual interest in the capacity under the Capacity License and may need to build, lease or otherwise obtain transmission

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capacity in order to service its customers in the service areas covered by the
Capacity License; the terms of such arrangements could have a material adverse effect on the Company's business, financial condition and results of operations.



     The Capacity License also provides that the license of fiber optic capacity by the Company may be terminated by TW Cable upon (i) a material impairment or termination of TW Cable's ability to provide such license under relevant law,
(ii) the Company's material breach of the terms and conditions of the Capacity License or (iii) the institution of any proceedings to impose any public utility or common carrier status or obligations on TW Cable or any other proceedings challenging TW Cable's operating authority as a result of the services provided to the Company under the Capacity License. In addition, under the terms of the Capacity License, the Company is restricted from utilizing such capacity for Residential Services (as defined) and Content Services (as defined) during the term of such license. Although management does not believe that the restrictions contained in the Capacity License will materially affect its business and operations in the immediate future, the effect of such restrictions in the rapidly changing telecommunications industry cannot be predicted. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.' The termination of a Capacity License would terminate the Company's ability to serve its customers in the applicable market and would have a material adverse effect on the Company's business, financial condition and results of operations.


RISKS RELATING TO LONG DISTANCE

     Currently, the Company offers primarily local telecommunications services. However, the Company continues to examine opportunities to expand into other related telecommunications services. If the Company were to expand into new categories of telecommunications services, it could incur certain additional demands and risks in connection with such expansion, including demands on its ability to manage growth, technological compatibility risks, legal and regulatory risks and possible adverse reaction by some of its current customers.

     The Company expects to increase its revenues by providing long distance services. The long distance business is extremely competitive and prices have declined substantially in recent years and are expected to continue to decline. In addition, the long distance industry has historically had a high average churn rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. The Company intends to market its long distance services to smaller businesses, a market segment that has not been a principal focus of the Company's business in the past and thus one to which the Company has limited experience marketing. The Company will rely on other carriers to provide transmission and termination services for a majority of its long distance traffic. The Company will negotiate resale agreements with long distance carriers to provide it with transmission services. Such agreements typically provide for the resale of long distance services on a per minute basis and may contain minimum volume commitments. Negotiation of these agreements involves estimates of future supply and demand for transmission capacity as well as estimates of the calling pattern and traffic levels of the Company's future long distance customers. If the Company were to fail to meet any minimum volume commitments, it could be obligated to pay underutilization charges and in the event it underestimates its need for transmission capacity, the Company may be required to obtain capacity through more expensive means.

DEPENDENCE UPON INTERCONNECTION WITH ILECS; COMPETITION

     The Company operates in an increasingly competitive environment. Services substantially similar to those offered by the Company are also offered by ILECs serving the markets currently served or intended to be served by the Company. ILECs have long-standing relationships with their customers, have financial and technical resources substantially greater than those of the Company, have the potential to subsidize services of the type offered by the Company from service revenues not subject to effective competition and currently benefit from certain existing regulations that favor the ILECs over CLECs such as the Company in certain respects. While recent regulatory initiatives, which allow CLECs such as the Company to interconnect with ILEC facilities, provide increased business opportunities for the Company, such interconnection opportunities have been accompanied by increased pricing flexibility for and relaxation of regulatory oversight of the ILECs.

     To the extent the Company interconnects with and uses ILEC networks to service its customers, the Company will be dependent upon the technology and capabilities of the ILECs to meet certain telecommunications needs of the Company's customers and to maintain its service standards. The Company will

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

become increasingly dependent on interconnection with ILECs as switched services become a greater percentage of the Company's business. The 1996 Act imposes interconnection obligations on ILECs; however, such interconnection requires the negotiation of interconnection and collocation agreements with the ILECs, which can take considerable time, effort and expense and are subject to Federal, state and local regulation. There can be no assurance that the Company will be able to obtain the interconnection it requires at rates, and on terms and conditions, that permit the Company to offer switched services at rates that are both competitive and profitable. In the event that the Company experiences difficulties in obtaining high quality, reliable and reasonably priced service from the ILECs, the attractiveness of the Company's services to its customers could be impaired.


     In addition, the 1996 Act allows the Regional Bell Operating Companies ('RBOCs') and others such as electric utilities to enter the long distance market. Certain of the RBOCs have begun providing out-of-region long distance services across Local Access and Transport Areas ('interLATA'). When an RBOC obtains authority to provide in-region interLATA services, it will be able to offer customers both local and long distance telephone services. Given the market power the RBOCs currently possess in the local exchange market, the ability to provide both local and long distance services is expected to make the RBOCs very strong competitors. Certain RBOCs are actively working to satisfy prerequisites for entry into the in-region long distance business. Formal applications by the RBOCs to provide long distance service have been denied by the FCC and are being appealed. It is anticipated that new applications will be filed by the RBOCs in coming months. In addition, in a decision that is currently being appealed, a U.S. District Court in Texas held that the provisions of Section 271 of the 1996 Act limiting the RBOCs' entry into the long distance business violate the U.S. Constitution. In addition, two RBOCs, Ameritech and U S West, recently have entered into agreements with a long distance carrier, Qwest Communications Corp., under which they plan to jointly market Qwest long distance service to local telephone service consumers in their operating territories. Those agreements have been challenged by several long distance carriers and competitive local exchange carriers before U.S. District Courts and before the FCC. Those challenges are pending. Further, a continuing trend toward consolidation, mergers, acquisitions and strategic alliances in the telecommunications industry could also give rise to significant new competitors to the Company or to the Company's customers. See 'Business -- Government Regulation.'


     In most of the areas in which the Company operates, at least one (and in many markets several) other CAP or CLEC offers many local telecommunications services similar to those provided by the Company, generally at similar prices. Potential and actual new market entrants in the local telecommunications services business include other CAPs and CLECs, ILECs entering new geographic markets, cable television companies, electric utilities, long distance and international carriers, microwave carriers, wireless telephone system operators and private networks built by large end users. Many of these potential competitors have financial, personnel and other resources substantially greater than those of the Company. In addition, the current trend of business combinations and alliances in the telecommunications industry, including mergers between RBOCs, may create significant new competitors for the Company. For example, on January 8, 1998, AT&T Corp. ('AT&T') announced that it had agreed to acquire Teleport Communications Group Inc. ('TCG'), a competitor of the Company.

     The 1996 Act has increased and will continue to increase competition in the local telecommunications business. The 1996 Act requires all local exchange providers, including new entrants, to offer their services for resale and requires ILECs to offer their network facilities on an unbundled basis. Further, pursuant to the 1996 Act, ILEC services provided to end users are required to be made available to other telecommunications carriers for resale at wholesale rates. There can be no assurance that any unbundled rates or facilities offered by ILECs to the Company will be available in a timely manner or will be economically attractive or technically viable. See 'Business -- Government Regulation -- Telecommunications Act of 1996.' These requirements facilitate entry by new competitors with reduced capital risk or investment. See
'Business -- Competition.'

     The recent World Trade Organization ('WTO') agreement on basic telecommunications services could increase the Company's competition for telecommunications services both domestically and internationally. Under this agreement, which became effective in 1998, the United States and other members of the WTO committed themselves to opening their telecommunications markets to competition and foreign ownership and to adopting regulatory measures to protect competitors against anticompetitive behavior by dominant telephone companies. As part of the U.S. government's implementation of the WTO Agreement, the FCC has established new rules making it easier for foreign carriers to enter the U.S. telecommunications market. See 'Business -- Competition' and ' -- Government Regulation.'

DEPENDENCE ON INFORMATION BILLING SYSTEMS


     Sophisticated information and processing systems are vital to the Company's growth and its ability to monitor costs, bill customers, provision customer orders and achieve operating efficiencies. Information systems for the Company's business have historically been operated internally with limited reliance on third party vendors. As the Company continues to grow, the need for more sophisticated information systems will increase significantly. The Company has recently entered into agreements with certain vendors providing for the development and/or operation of back office systems including ordering, provisioning and billing systems. The failure of such vendors to perform their services in a timely and effective manner at acceptable costs could have a material adverse effect on the Company's business, financial condition and results of operations.


DEPENDENCE ON SIGNIFICANT CUSTOMERS

     The Company has substantial business relationships with a few large customers, including the major long distance carriers. For the three months ended March 31, 1998, the Company's top 10 customers accounted for 40.6% of the Company's consolidated revenues. The top three customers, which are IXCs or other telecommunications providers, accounted for 26.1% of the consolidated revenues, and no other customer accounted for 5% or more of revenues. A significant reduction in the level of services the Company performs for any of these customers could have a material adverse effect on the Company's business, results of operations or financial condition. Some of the Company's customer arrangements are subject to termination on short notice and do not provide the Company with guarantees that service quantities will be maintained at current levels, and there can be no assurance that such customers will continue to purchase the same service quantity levels. The Company believes that certain IXCs are pursuing alternatives to their current practices with regard to obtaining local telecommunications services, including acquisition or construction of their own facilities. For example, on January 8, 1998, AT&T, a customer of the Company, announced that it had agreed to acquire TCG, which is a CLEC that operates in several of the Company's service areas. This type of activity has accelerated as a result of the 1996 Act, which limits the authority of states to impose legal restrictions that have the effect of prohibiting a company, including an IXC, from providing any telecommunications service. In addition, the 1996 Act requires ILECs to unbundle their network facilities and to offer their services for resale by other companies at wholesale discounts. Accordingly, long distance carriers soon will be able to provide local service by reselling the facilities or services of an ILEC, which may be more cost-effective for an IXC than using the services of the Company or another CAP or CLEC. See 'Business -- Customers and Sales and Marketing.'

FEDERAL AND STATE REGULATION

     The Company is subject to Federal and state regulation. In most states, the Company is subject to certification and tariff filing requirements with respect to intrastate services. Although many restrictions on the services that may be provided by the Company were eliminated as a result of the 1996 Act, which prohibits states from imposing legal restrictions that effectively prohibit the provision of any telecommunications service, states retain authority under the 1996 Act to impose on the Company and other telecommunications carriers competitively neutral requirements to preserve universal service, protect public safety, ensure quality of service and protect consumers. States are also responsible under the 1996 Act for mediating and arbitrating interconnection arrangements between CLECs and ILECs if the carriers fail to agree on such arrangements.

     In the past, the Company had been required to offer its interstate services pursuant to rates, terms, and conditions set forth in tariffs filed with the FCC. However, on June 19, 1997, the FCC issued a memorandum opinion and order granting the Company's request that the FCC forbear from imposing on the Company the tariff filing requirements of the Communications Act of 1934 (the 'Communications Act'). Following that favorable ruling on the Company's request, the Company has withdrawn its interstate tariff and will now offer its interstate access services pursuant to contracts with each of its customers. The Company is still required to offer any interstate services other than interstate access services, including, for example, interstate and international long distance telephone service, pursuant to tariffs filed with the FCC.

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

     Under the 1996 Act, the Company is subject to certain Federal regulatory obligations when it provides local exchange service in a market. All local exchange carriers, including CLECs, must interconnect with other carriers, make their services available for resale by other carriers, provide nondiscriminatory access to rights-of-way, offer reciprocal compensation for termination of traffic and provide dialing parity and telephone number portability. The Company is subject to requirements that the rates, terms, classifications and practices with respect to its interstate access service be just and reasonable and may not be unreasonably discriminatory. However, as a nondominant carrier, the Company's rates, terms, classifications and practices are presumed to be lawful. The Company's intrastate services, including local service and intrastate access, are subject to similar requirements under state laws. In addition, as a telecommunications carrier, the Company will be required to contribute to a fund to preserve universal service and to enable schools, libraries and rural health care centers to have access to telecommunications services and advanced information services at discounted prices.


     Prior to June 12, 1998, MediaOne was an affiliate of U S WEST Communications, Inc. ('U S WEST'), an RBOC. As a result, pursuant to the 1996 Act, the Company was restricted from offering originating interLATA service in the 14 states in which U S WEST provides local exchange telecommunications services. On June 12, 1998, MediaOne and U S WEST were separated into two independent companies. Accordingly, the Company is no longer an affiliate of an RBOC under the 1996 Act. As a result, the Company is no longer restricted from offering its services in the 14 states in which U S WEST currently operates. Any determination of whether or not to operate in any of those states will be made based on, among other things, demographic, economic and regulatory criteria. However, TW Cable does not currently own any cable systems in 9 of such 14 states. See 'Business.'


     In addition, no assurance can be given that changes to current regulations or the adoption of new regulations by the FCC or state regulatory authorities or legislative initiatives would not have a material adverse effect on the Company. See 'Business -- Government Regulation.'

GOVERNMENTAL AND OTHER AUTHORIZATIONS

     The development, expansion and maintenance of the Company's networks will depend on, among other things, its ability to obtain rights-of-way and any other required governmental authorizations and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. In certain of the cities or municipalities where the Company provides network services, it pays license or franchise fees, usually based on a percentage of gross revenues or a rate per circuit. The 1996 Act permits municipalities to charge such fees only if they are competitively neutral and nondiscriminatory, but there can be no assurance that municipalities that presently favor a particular carrier, typically the ILEC, will conform their practices to the requirements of the 1996 Act in a timely manner or without legal challenge. Furthermore, there can be no assurance that certain cities or municipalities that do not now impose such fees will not seek to impose fees, nor can there be any assurance that, following the expiration of existing franchises, fees will remain at their current levels or that the franchises will be renewed. Some of the Company's franchise agreements also provide for increases or renegotiation of fees at intervals prior to the expiration thereof.

     In addition, the Company currently licenses capacity of, and plans in the future to enter into similar arrangements for, significant numbers of optical fibers from TW Cable. See 'Certain Relationships and Related
Transactions -- Certain Operating Agreements.' There can be no assurance that municipalities which regulate TW Cable will not seek to impose additional franchise fees or otherwise charge TW Cable (subject to reimbursement by the Company) in connection with such licenses. There can also be no assurance that TW Cable or the Company will be able to obtain all necessary permits, licenses, conduit agreements or pole attachment agreements from governmental authorities or private rights-of-way providers necessary to effectuate future license transactions. As a result, there can be no assurance that the Company will be able to expand its existing networks or develop new networks successfully, which would have a material adverse effect on the Company's growth and financial condition.

     There can be no assurance that the Company will be able to utilize TW Cable's existing licenses, permits and rights-of-way or that it will be able to obtain the governmental licenses and permits and rights-of-way required to enter new markets on acceptable terms. The cancellation or non-renewal of existing permits, licenses or rights-of-ways, or the inability to obtain the permits, licenses or rights-of-ways to expand in accordance with its plans, could have a material adverse effect on the Company's business, results of operations and financial condition.

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

ACQUISITION RELATED RISKS


     The Company may, as part of its business strategy, acquire other businesses that will complement its existing business. Management is unable to predict whether or when any prospective acquisitions will occur or the likelihood of any material transactions being completed on favorable terms and conditions. The Company's ability to finance acquisitions may be constrained by, among other things, its high degree of leverage following the Offering. The Indenture significantly limits the Company's ability to make acquisitions and to incur indebtedness in connection with acquisitions. Such transactions commonly involve certain risks, including, among others: the difficulty of assimilating the acquired operations and personnel; the potential disruption of the Company's ongoing business and diversion of resources and management time; the possible inability of management to maintain uniform standards, controls, procedures and policies; the risks of entering markets in which the Company has little or no prior experience; and the potential impairment of relationships with employees or customers as a result of changes in management or business. There can be no assurance that any acquisition will be made, that the Company will be able to obtain additional financing needed to finance any acquisition and, if any acquisitions are made, that the acquired business will be successfully integrated into the Company's operations so that the acquired business will perform as expected. The Company has no definitive agreement with respect to any acquisition, although from time to time it has discussions with other companies, including affiliates of the Members, and assesses opportunities on an ongoing basis.


     The Company may also enter into joint venture transactions. These transactions present many of the same risks involved in acquisitions and may also involve the risk that other joint venture partners may have economic, business or legal interests or objectives that are inconsistent with those of the Company. Joint venture partners may also be unable to meet their economic or other obligations, thereby forcing the Company to fulfill these obligations.

VARIABILITY OF QUARTERLY OPERATING RESULTS

     As a result of the limited revenues and significant expenses associated with the expansion and development of its networks and services, the Company anticipates that its operating results could vary from period to period. In addition, the Company's revenues are, and may continue to be, dependent upon certain significant customers and contracts and as a result, may vary from quarter to quarter. See ' -- Dependence on Significant Customers.'


CONTROL BY MEMBERS; CONFLICTS OF INTEREST; POSSIBLE COMPETITION



     The Members hold all the limited liability company interests in the Company and have the collective ability to control all matters requiring member approval, including the appointment of representatives (the 'Representatives') to the Management Committee of the Company (the 'Management Committee'). See 'Principal Members' and 'Certain Relationships and Related Transactions -- LLC Agreement.'



     All of the Members are in the cable television business and may, now or in the future, provide services which are the same or similar to those provided by the Company. There is no restriction on the Members' ability to compete with the Company and no assurance can be given that the Members will not compete with the Company in its service areas or in the provision of certain telecommunications services. The Company is subject to certain restrictions on offering Residential Services (as defined) and Content Services (as defined). See ' -- Limitations on Business Activity.' Representatives of the Company who are also directors, officers or employees of the Members or any of their respective affiliates are in positions that may create conflicts of interest with respect to certain business opportunities available to and certain transactions involving the Company. The Members have not adopted any special voting procedures to deal with such conflicts of interest, and there can be no assurance that any such conflict will be resolved in favor of the Company.


LIMITATIONS ON BUSINESS ACTIVITY


     The Company is currently restricted from offering telecommunications services to residences and from providing content services to its customers. The LLC Agreement provides that the Company may not (i) engage in the business of providing, offering, promoting or branding any wireline telecommunications services or other services (including data services), directly or indirectly, to residences (collectively, 'Residential Services') or (ii) engage in the production, packaging, distribution, marketing, hosting, offering, promoting, branding or other provision (excluding mere

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


transport) of entertainment, information or any other content services (collectively, 'Content Services'), in each case, without the affirmative vote of all the Members. If the Reconstitution occurs, the Certificate of Incorporation of the Company will continue the foregoing restrictions for a maximum period of five years from the date of the Reconstitution. See 'Description of Capital Stock.' Similar restrictions against using fiber capacity licensed from TW Cable under the Capacity License for Residential Services and Content Services extend for the 30 year term of such license. Accordingly, the Capacity License restrictions will apply after the restrictions in the Certificate of Incorporation have terminated. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements'. Although management does not believe that the restrictions contained in the LLC Agreement, the Certificate of Incorporation or the Capacity License will materially affect its business and operations in the immediate future, the effect of such restrictions in the rapidly changing telecommunications industry cannot be predicted.


DISCONTINUANCE OF USE OF 'TIME WARNER' NAME


     Pursuant to a License Agreement (as defined) with TW, the Company is required to discontinue use of the 'Time Warner' name upon expiration of the initial four year term or any renewal term of such agreement or (i) TW's owning Interests having an aggregate participation percentage of less than 30%, (ii) TW having the right to appoint less than three Representatives to the Management Committee of the Company, (iii) the Company's non-compliance with the restrictions in the LLC Agreement regarding Residential Services and Content Services or (iv) the transfer by a Member of its Class B Interests together with its rights to appoint Representatives to the Management Committee under the LLC Agreement. See 'Certain Relationships and Related Transactions -- LLC Agreement.' Substantially equivalent provisions will apply if the Reconstitution occurs. Under such circumstances, the Company may change its name to TW Telecom LLC or TW Telecom Inc., as applicable, and the Company will no longer have the right to use the 'Time Warner' name. Such name change, and the inability to use the 'Time Warner' name could have an adverse effect on the Company's ability to conduct its business and on its financial condition and results of operations. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.'


NEED TO ADAPT TO TECHNOLOGICAL CHANGES

     The telecommunications industry has experienced, and is expected to continue to experience, rapid and significant changes in technology. While the Company believes that, for the foreseeable future, these changes will neither materially affect the continued use of fiber optic cable or digital switches and transmission equipment nor materially hinder the Company's ability to acquire necessary technologies, the effect of technological changes on the Company's business and operations cannot be predicted. The Company believes that its future success will depend, in part, on its ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands on a competitive basis. There can be no assurance that the Company will obtain access to new technologies on a timely basis or on satisfactory terms. Any failure by the Company to obtain new technologies could have a material adverse effect on the Company's business, financial condition and results of operations. Also, alternative technologies may develop for the provision of services to customers. The Company may be required to select in advance one technology over another, but it will be impossible to predict with any certainty, at the time the Company is required to make its investment, which technology will prove to be the most economic, efficient or capable of attracting customer usage.


DEPENDENCE ON KEY PERSONNEL; EXPERIENCE OF MANAGEMENT



     The Company's business is managed by a small group of key executive officers. The loss of the services of any of these key individuals could have an adverse impact on the Company. Although the senior executives of the Company have considerable experience in the telecommunications industry, they have not previously operated a public company. Moreover, Ms. Herda was appointed chief executive officer in June 1998, having previously served as Senior Vice President, Sales prior to that time. The Company has employment agreements with each of Ms. Herda, Messrs. Jones, Powers, Rayner and Whinery and Ms. Rich. See 'Management -- Employment Agreements.' The Company does not carry key man life insurance on any of such personnel. The Company believes that its future success will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. The competition for qualified personnel in the telecommunications industry is intense and,

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accordingly, there can be no assurance that the Company will be able to hire or retain necessary personnel. See 'Management.'

PAYMENT UPON A CHANGE OF CONTROL


     Upon the occurrence of a Change of Control, each holder of the Notes may require the Obligors to repurchase all or a portion of such holder's Notes at 101% of the principal amount of the Notes, together with accrued and unpaid interest to the date of repurchase. If a Change of Control were to occur, the Obligors may not have the financial resources to repay the Notes and any other indebtedness that would become payable upon the occurrence of such Change of Control. See 'Description of the Notes -- Certain Covenants -- Change of Control.'



POTENTIAL LIMITED PUBLIC MARKET


     The Notes are a new issue of securities for which there is currently no trading market. The Company does not intend to apply for the listing of the Notes on any securities exchange or any inter-dealer automated quotation system. The Underwriters have advised the Company that they currently intend to make a market in the Notes, although the Underwriters are not obligated to do so, and any market making with respect to the Notes may be discontinued at any time without notice. See 'Underwriters.' There can be no assurance as to the liquidity of any market that may develop for the Notes, the ability of the holders of the Notes to sell their Notes or the price at which such holders would be able to sell their Notes. If a market were to exist, the Notes could trade at prices that may be lower than the initial offering price thereof depending on many factors, including prevailing interest rates and the markets for similar securities, general economic conditions and the financial condition and performance of, and prospects for, the Company.

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS

     This Prospectus contains forward-looking statements, including statements regarding the Company's expected financial position, business and financing plans. These forward-looking statements reflect the Company's views with respect to future events and financial performance. The words, 'believe,' 'expect,' 'plans' and 'anticipate' and similar expressions identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations (the 'Cautionary Statements') are disclosed in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus and under 'Risk Factors.' All subsequent written and oral forward-looking statements attributable to the Company, its subsidiaries or persons acting on the Company's behalf are expressly qualified in their entirety by the Cautionary Statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS


     The net proceeds to be received by the Obligors from the sale of the Notes
in the Offering are estimated to be approximately $   million after deducting
estimated underwriting discounts and commissions and other expenses payable by the Obligors.



     The Company intends to use the net proceeds of the Offering to expand and develop existing and new networks and for general corporate and working capital purposes, which may include acquisitions and joint ventures. The Company intends to use approximately (i) $290.0 million to purchase and install switches, electronics, fiber and other additional technologies in existing networks and in additional networks to be constructed in new service areas, (ii) $30.0 million for capital expenditures with respect to the Company's management information system infrastructure and (iii) $80.0 million for operating and administrative expenses, including debt service. Pending such uses, the net proceeds of the Offering will be invested in short-term, money market instruments.



     The Company, from time to time, evaluates potential acquisitions of, and joint ventures relating to, networks currently owned and operated by other companies, including affiliates of the Members, and expects to continue to do so. In the event the Company enters into a definitive agreement with respect to any acquisition or joint venture, it may require additional financing or it may elect to use a portion of the proceeds of the Offering not theretofore expended for other purposes.



     The Company expects that the net proceeds of the Offering, together with internally generated funds, will provide sufficient funds for the Company to expand its business as currently planned, pay interest on the Notes and fund its currently expected losses through the end of 1999. Thereafter, the Company expects to require additional financing. However, in the event that the Company's plans or assumptions change or prove to be inaccurate, or the foregoing sources of funds prove to be insufficient to fund the Company's growth and operations, or if the Company consummates acquisitions or joint ventures, the Company may be required to seek additional capital sooner than currently anticipated. The Company's revenues and costs are dependent upon factors that are not within the Company's control, such as regulatory changes, changes in technology and increased competition. Due to the uncertainty of these and other factors, actual revenues and costs may vary from expected amounts, possibly to a material degree, and such variations are likely to affect the Company's future capital requirements. Sources of financing may include public or private debt or equity financing by the Company or its subsidiaries or other financing arrangements.

                               THE REORGANIZATION


     The Company was recently formed in connection with the Reorganization of the assets and liabilities of its business, which were previously owned by subsidiaries and divisions of the Parent Companies. The business of developing and operating local telecommunications networks in the Company's 19 markets has been conducted through its 22 subsidiaries which will be consolidated into fewer entities. In connection with the Reorganization, the Members received Class B Interests having an aggregate participation percentage of 100%.



     TWT has no operations or assets and was formed solely for the purpose of serving as co-obligor of the Notes.



     The Company has two authorized classes of limited liability interests, designated as Class A and Class B. The Company has not issued any Class A Interests and the Members hold 100% of the Class B Interests. Pursuant to an option plan expected to be adopted by the Company, the Company expects to grant to its employees options to purchase Class A Interests. See 'Management -- LLC Option Plan.' The holders of the Class A Interests have virtually no voting or approval rights, except with respect to an amendment of the LLC Agreement which is adverse to the interests of the holders of such class, and the holders of the Class B Interests have the voting rights set forth in the LLC Agreement. Each Class B Interest is convertible under certain circumstances into a Class A Interest. See 'Certain Relationships and Related Transactions -- LLC Agreement.'



     Set forth below is the organizational structure of the Company immediately following the Reorganization:


                                NETWORK MAP


                                   [MAP]

                                  [LOGO]

------------


(1) Excludes Class A Interests expected to have a maximum aggregate
    participation percentage of   % issuable upon the exercise of options
    expected to be granted under an option plan expected to be adopted by the Company which will not be immediately exercisable. See 'Management -- LLC Option Plan.'

                                 CAPITALIZATION


     The following table sets forth the cash position and capitalization of the Company as of March 31, 1998, as adjusted to reflect the issuance of the Notes in the Offering and the Reorganization. See 'Use of Proceeds.' This table should be read in conjunction with 'Selected Financial and Other Operating Data,' 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' and the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus.



                                                                                            AS OF MARCH 31, 1998
                                                                                        ----------------------------
                                                                                                      AS ADJUSTED
                                                                                                        FOR THE
                                                                                                     REORGANIZATION
                                                                                         ACTUAL     AND THE OFFERING
                                                                                        --------    ----------------
                                                                                                (UNAUDITED)
                                                                                               (IN THOUSANDS)
Cash and cash equivalents(1).........................................................   $     --        $
                                                                                        --------    ----------------
                                                                                        --------    ----------------
Long-term debt:
     Senior Notes Due 2008...........................................................
     Subordinated loans payable to the Parent Companies (2)..........................    117,547
                                                                                        --------
               Total long-term debt..................................................    117,547
Members' equity:
     Class A Interests having an aggregate participation percentage of 0% (3)........         --
     Class B Interests having an aggregate participation percentage of 100%:
          Contributed capital........................................................    555,807
          Accumulated deficit prior to Reorganization (4)............................         --
                                                                                        --------    ----------------
               Total Class B Interests...............................................    555,807
     Accumulated deficit (4).........................................................   (277,205)
                                                                                        --------    ----------------
     Total members' equity...........................................................    278,602
                                                                                        --------    ----------------
               Total capitalization..................................................   $396,149        $
                                                                                        --------    ----------------
                                                                                        --------    ----------------


------------


(1) Historically, the Company has not maintained cash balances since all the Company's cash receipts and funding requirements were provided to or from the Parent Companies.



(2) As of March 31, 1998, the Company had outstanding approximately $117.5 million of indebtedness to the Parent Companies, all of which is subordinated in right of payment to the Notes. This subordinated indebtedness bears interest (payable in kind) at The Chase Manhattan Bank's
    prime rate (which was 8.5% at March 31, 1998) and matures on         , 2008,
    one month after the maturity of the Notes. Such indebtedness is expected
    to be approximately $       million at June 30, 1998.





(3) Excludes Class A Interests expected to have a maximum aggregate
    participation percentage of    % issuable upon the exercise of options
    expected to be granted under an option plan, expected to be adopted by the Company, which will not be immediately exercisable. See 'Management -- LLC Option Plan.'



(4) The As Adjusted Column reflects the reclassification of the accumulated deficit of the Company to reduce the amounts of the Class B Interests, which reduction will be recorded in connection with the Reorganization.

              SELECTED COMBINED FINANCIAL AND OTHER OPERATING DATA



     The selected statement of operations data for the years ended December 31, 1995, 1996 and 1997, and the selected balance sheet data as of December 31, 1996 and 1997, are derived from, and are qualified by reference to, the financial statements of the Company, including the notes thereto, audited by Ernst & Young LLP, independent auditors, appearing elsewhere in this Prospectus. The selected statement of operations data for the year ended December 31, 1994 and the selected balance sheet data as of December 31, 1994 and 1995 have been derived from audited financial statements of the Company not included herein. The selected statement of operations data for the year ended December 31, 1993 and for the three months ended March 31, 1998 and 1997, and the selected balance sheet data as of December 31, 1993 and as of March 31, 1998 have been derived from the Company's unaudited internal financial statements, which in the opinion of management, have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the Company's results of operations and financial position. Operating results for the three months ended March 31, 1998 are not necessarily indicative of results that may be expected for the full year. The selected other operating data have been derived from the accounting records of the Company and have not been audited. The financial statements of the Company reflect the 'carved out' historical financial position, results of operations, cash flows and changes in members' equity of the commercial telecommunications operations of the Parent Companies, as if they had been operating as a separate company. The selected financial and other operating data set forth below should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus.



                                                                                               THREE MONTHS ENDED
                                                YEARS ENDED DECEMBER 31,                           MARCH 31,
                               -----------------------------------------------------------    --------------------
                                 1993        1994        1995         1996         1997         1997        1998
                               --------    --------    ---------    ---------    ---------    --------    --------
                                                           (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
    Dedicated transport
      services................ $  1,913    $  2,169    $   6,505    $  20,362    $  44,529    $  8,301    $ 16,733
    Switched services.........       --          --          350        3,555       10,872       1,852       5,315
                               --------    --------    ---------    ---------    ---------    --------    --------
        Total revenues........    1,913       2,169        6,855       23,917       55,401      10,153      22,048
                               --------    --------    ---------    ---------    ---------    --------    --------
Costs and expenses:
    Operating (1).............    3,219      10,454       15,106       25,715       40,349       8,384      13,519
    Selling, general and
      administrative (1)......    7,035      26,066       34,222       60,366       54,640      11,985      16,316
    Depreciation and
      amortization (1)........      578       1,213        7,216       22,353       38,466       8,842      11,932
                               --------    --------    ---------    ---------    ---------    --------    --------
        Total costs and
          expenses............   10,832      37,733       56,544      108,434      133,455      29,211      41,767
                               --------    --------    ---------    ---------    ---------    --------    --------
Operating loss................   (8,919)    (35,564)     (49,689)     (84,517)     (78,054)    (19,058)    (19,719)
Gain on disposition of
  investment (2)..............       --          --           --           --       11,018          --          --
Equity in losses of
  unconsolidated affiliates...     (392)     (1,611)      (1,391)      (1,547)      (2,082)       (593)        (58)
Interest expense, net (1).....      (81)         (3)         (25)         (52)      (1,538)         --      (2,011)
                               --------    --------    ---------    ---------    ---------    --------    --------
Net loss...................... $ (9,392)   $(37,178)   $ (51,105)   $ (86,116)   $ (70,656)   $(19,651)   $(21,788)
                               --------    --------    ---------    ---------    ---------    --------    --------
                               --------    --------    ---------    ---------    ---------    --------    --------
Deficiency in coverage of
  fixed charges by earnings
  before fixed charges (3).... $ (9,392)   $(37,178)   $ (51,075)   $ (86,076)   $ (70,629)   $(19,641)   $(21,788)
                               --------    --------    ---------    ---------    ---------    --------    --------
                               --------    --------    ---------    ---------    ---------    --------    --------
OTHER OPERATING DATA:
EBITDA (4).................... $ (8,341)   $(34,351)   $ (42,473)   $ (62,164)   $ (39,588)   $(10,216)   $ (7,787)
EBITDA Margin (5).............   (436.0)%  (1,583.7)%     (619.6)%     (259.9)%      (71.5)%    (100.6)%     (35.3)%
Capital expenditures..........    7,154      50,293      141,479      144,815      127,315      14,261      24,961
Cash used in operations.......   (3,100)    (14,873)     (35,605)     (52,274)     (29,419)    (28,694)    (15,103)
Cash used in investing
  activities..................  (10,656)    (52,632)    (145,293)    (149,190)    (120,621)    (14,233)    (24,961)
Cash provided by financing
  activities..................   13,756      67,505      180,898      201,464      150,040      42,927      40,064
Pro forma interest expense
  (6)(7)......................
Pro forma net loss (6)........       --          --           --           --           --          --          --
Pro forma deficiency in
  coverage of fixed charges by
  earnings before fixed
  charges (3)(6)..............                                                   $                        $



                                                   AS OF DECEMBER 31,                         AS OF
                                 -------------------------------------------------------    MARCH 31,
                                  1993       1994        1995        1996        1997         1998
                                 -------    -------    --------    --------    ---------    ---------
OPERATING DATA (8):
Operating Networks............         3          8          15          18           19           19
Route miles...................       168        880       3,207       5,010        5,913        6,240
Fiber miles...................     5,820     24,995     116,286     198,490      233,488      244,894
Voice grade equivalent
  circuits....................        --     39,002     158,572     687,001    1,702,431    1,904,420
Digital telephone switches....        --         --           1           2           14           16
Employees.....................        78        239         508         673          714          739
Access lines..................        --         --         493       2,793       16,078       23,702


                                                        (footnotes on next page)

                                                   AS OF DECEMBER 31,                         AS OF
                                 -------------------------------------------------------    MARCH 31,
                                  1993       1994        1995        1996        1997         1998
                                 -------    -------    --------    --------    ---------    ---------
BALANCE SHEET DATA:
Cash and cash equivalents.....   $    --    $    --    $     --    $     --    $      --    $      --
Property, plant and equipment,
  net.........................     5,364     53,139     199,005     323,161      415,158      428,319
            Total assets......    10,129     60,604     214,963     341,480      438,077      453,475
Long-term debt (9)............        --         --          --          --       75,475      117,547
            Total members'
              equity..........     4,856     33,749     179,589     294,937      300,390      278,602


------------


(1) Includes expenses resulting from transactions with affiliates of $168,000 in 1993, $1,901,000 in 1994, $6,507,000 in 1995, $11,023,000 in 1996 and
    $15,306,000 in 1997 and $3,486,000 and $5,479,000 in the three months ended
    March 31, 1997 and 1998, respectively.


(2) In September 1997, the Company completed a series of transactions related to its interests in the Hyperion Partnerships, a group of unconsolidated telecommunication partnerships serving the New York area, whereby it sold its interests in the partnerships serving the Buffalo and Syracuse markets in exchange for $7.0 million of cash and all of the minority interests in the partnerships serving the Albany and Binghamton markets that were not already owned by the Company. In connection with these transactions, the Company recognized a gain of approximately $11.0 million.




(3) For purposes of this calculation, earnings were calculated by adding
    (i) net loss; (ii) interest expense, including the portion of rents representative of an interest factor and (iii) the amount of undistributed losses of the Company's less than 50%-owned companies. Fixed charges consist of interest expense and the portion of rents representative of an interest factor.



(4) EBITDA consists of operating income (loss) before depreciation and amortization. Industry analysts generally consider EBITDA to be an important measure of comparative operating performance of the telecommunications industry, and when used in comparison to debt levels or the coverage of interest expense, as a measure of liquidity. However, EBITDA should be considered in addition to, not as a substitute for, operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. EBITDA as defined herein may not be comparable to similarly titled measures reported by other companies. Additionally, certain covenants contained in the Indenture are based on EBITDA. See the Combined Statements of Cash Flows contained elsewhere in this Prospectus.





(5) EBITDA Margin represents EBITDA as a percentage of revenues.







(6) The pro forma data for the three months ended March 31, 1998 and the year ended December 31, 1997 give effect to the Offering as if it occurred at the beginning of 1997, with respect to statement of operations data. Such pro forma amounts are presented for informational purposes only and are not necessarily indicative of the actual amounts that would have been reported if the transactions had been consummated at the dates indicated, nor are they necessarily indicative of future results.





(7) Pro forma interest expense gives effect to the issuance of $400 million
    principal amount of the Notes, assuming an interest rate of    % on the
    Notes, as if such transaction had occurred at the beginning of 1997,
    assuming    % of the interest on the Notes would have been capitalized under
    FASB Statement No. 34 'Capitalization of Interest Costs.' A change of .125%
    in the interest rate would change pro forma interest expense by $     for
    the year ended December 31, 1997 and $   for the three months ended March
    31, 1998.



(8) Includes all managed properties including unconsolidated affiliates (MetroComm AxS, L.P. in Columbus, Ohio and the Albany and Binghamton, New York networks). Albany and Binghamton were wholly owned at December 31, 1997.



(9) As of March 31, 1998, $117,547,000 of long-term debt consisted of subordinated loans payable to the Parent Companies. All such indebtedness to the Parent Companies pays interest in kind at an annual rate equal to The Chase Manhattan Bank's prime lending rate as in effect from time to time, is expressly subordinated to the Notes and matures one month following the maturity of the Notes.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Certain information contained in the discussion and analysis set forth below and elsewhere in this Prospectus, including information with respect to the Company's plans and strategy for its business and related financing, includes forward-looking statements that involve risk and uncertainties. See 'Risk Factors' for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained herein.

OVERVIEW

     The Company is a leading facilities-based CLEC in selected metropolitan markets across the United States, offering a wide range of business telephony services, primarily to medium- and large-sized business customers. The business of the Company was commenced in 1993 by TW Cable and reflects the combined commercial telecommunications operations under the ownership or management control of TW Cable. These operations consist of the commercial telecommunication operations of TW and TWE-A/N that were each acquired or formed in 1995, as well as the pre-existing commercial telecommunication operations of TWE. All intercompany accounts and transactions between the combined entities have been eliminated.


     In connection with the Reorganization that occurred in [June], 1998, the Members contributed the assets and liabilities of the Company's business to the Company in exchange for Class B Interests having an aggregate participation percentage of 100%. The Company accounted for the Reorganization at each of the Members' historical cost basis of accounting and accordingly, the Reorganization had no effect on the Company's total Members' equity which has been presented on a consistent basis. The primary change to the Company's operating structure following the Reorganization was that the Company became directly accountable to the Management Committee, instead of to TW Cable.



     To date, the majority of the Company's revenues have been derived from the provision of 'private line' and 'direct access' telecommunications services. Because the Company has deployed switches in 16 of its 19 service areas as of March 31, 1998, management expects that a growing portion of its revenues will be derived from providing switched services. The Company's customers are principally telecommunications-intensive business end-users, IXCs, ISPs, wireless communications companies and governmental entities. Such customers are offered a wide range of integrated telecommunications products and services, including dedicated transmission, local switched, data and video transmission services and Internet services. In addition, the Company benefits from its strategic relationship with TW Cable both through network facilities access and cost-sharing. As a result, the Company's networks have been constructed primarily through the use of fiber capacity licensed from TW Cable. As of March 31, 1998, the Company operated networks in 19 metropolitan service areas that spanned 6,239 route miles, contained 244,894 fiber glass miles and offered service to 2,711 buildings. The Company's 19 service areas include 18 networks that are wholly owned and one that is owned through a 50% joint venture and is not consolidated into the Company's financial results. The Company's consolidated revenues were $55.4 million for the year ended December 31, 1997 and $22.0 million for the 3 months ended March 31, 1998. As of March 31, 1998, the Parent Companies had invested $555.8 million in the Company.


     To date, the Company's revenues have been derived primarily from end user to end user private line connections and from a variety of services including:
(i) access between IXCs, (ii) access between end users and IXCs, (iii) collocated special access, (iv) collocated points of presence ('POP') to LECs switched access transport and (v) local switched services. Since its inception in 1993, the Company has experienced significant growth in revenues and in the geographic scope of its operations. Management believes an increasing portion of the Company's future growth will come from the provision of local switched services as a result of the 16 switches deployed as of March 31, 1998. The Company believes that switched services provide the opportunity for higher profit margins than those expected from transport services, however the shift of the revenue growth to switched services may cause the Company's revenues to become less predictable since a portion of such services are billed to customers on a usage basis. Dedicated transport customers are typically billed a flat monthly rate which produces a less variable stream of revenues for the Company. Furthermore, it is expected that the growth in the switched services offerings will expand the Company's customer base by making more services available to customers that are generally smaller than those who purchase dedicated transport services. These smaller customers are also expected to be the principal users of the Company's long distance service. The Company expects to experience a higher churn rate for these customers than it has traditionally experienced with transport services. The Company intends to minimize this churn for long distance service to smaller customers by offering such service under minimum one year contracts.


     The Company plans to expand its revenue base by fully exploiting available network capacity in its existing markets and by continuing to develop and selectively tailor new services in competitively-priced packages to meet the needs of its medium- and large-sized business customers. The Company plans on selectively entering new markets and intends to have networks under construction or operational in several additional cities by the end of 1999.

     Operating expenses consist of costs directly related to the operation and maintenance of the networks and the provision of the Company's services. This includes the salaries and related expenses of operations and engineering personnel as well as costs from the ILECs and other competitors for facility leases and interconnection. These costs have increased over time as the Company has increased its operations and revenues. It is expected that these costs will continue to increase, but at a slower rate than revenue growth.

     Selling, general and administration expenses consist of salaries and related costs for employees other than those involved in operations and engineering. Such expenses also include costs related to non-technical facility, sales and marketing, regulatory and legal costs. These costs have increased over time as the Company has increased its operations and revenues. The Company expects these costs to continue to increase as the Company's revenue growth continues, but at a slower rate than revenue growth.


     In the normal course of conducting its businesses, the Company has various transactions with the Parent Companies, generally on terms resulting from negotiation between the affected units that, in management's view, result in reasonable allocations. The Company's selling, general and administrative expenses include an allocation of certain general and administrative expenses, primarily including office rent and overhead charges for various administrative functions performed by TW Cable. These allocations were required to reflect all costs of doing business and have been based on various methods, which management believes results in reasonable allocations of such costs that were necessary to present the Company's operations as if they had been operated on a stand alone basis. In addition, the Company licenses the right to use the majority of its fiber optic cable capacity from TW Cable and reimburses it for facility maintenance and pole rental costs. Finally, effective July 1, 1997, all of the Company's financing requirements began to be funded with loans from the Parent Companies. This indebtedness is subordinated in right of payment to the Notes, bears interest (payable in kind) at an annual rate equal to The Chase Manhattan Bank's prime lending rate as in effect from time to time (which was 8.5% at
March 31, 1998) and matures on        , 2008, one month after the maturity of
the Notes. See 'Certain Relationships and Related Transactions.' The Company believes that this rate is comparable to rates which could have been obtained from unrelated third parties during such nine month period.



     The Company has not historically, and does not currently, generate positive operating cash flow. However, for the year ended December 31, 1997, twelve of the Company's nineteen markets generated positive operating cash flow and the Company, as a whole, expects to begin generating positive operating cash flow by the second quarter of 1999. The following comparative discussion of the results of financial condition and results of operations of the Company includes an analysis of changes in revenues and operating income (loss) before depreciation and amortization. Industry analysts generally consider EBITDA to be an important measure of comparative operating performance for the telecommunications industry, and when used in comparison to debt levels or the coverage of interest expense, as a measure of liquidity. However, EBITDA should be considered in addition to, not as a substitute for, operating income, net income, cash flow and other measures of financial performance and liquidity reported in accordance with generally accepted accounting principles. EBITDA as defined herein may not be comparable to similarly titled measures reported by other companies.


     The Company has had and will continue to have significant capital expenditures. These expenditures pertain to the historical construction and expansion of the networks and to the future expansion of the existing networks as well as the construction of new networks.

RESULTS OF OPERATIONS

     The following table sets forth certain consolidated statement of operations data of the Company, in thousands of dollars and expressed as a percentage of net revenues, for each of the periods presented. This table should be read in conjunction with the Company's financial statements, including the notes thereto, appearing elsewhere in this Prospectus:


                                                                                                         THREE MONTHS
                                                                                                             ENDED
                                           YEARS ENDED DECEMBER 31,                                       MARCH 31,
                         -------------------------------------------------------------     ---------------------------------------
                               1995                  1996                  1997                  1997                  1998
                         -----------------     -----------------     -----------------     -----------------     -----------------
                                                                   (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
  DATA:
Revenues:
    Dedicated transport
      services.......... $  6,505     94.9%    $ 20,362     85.1%    $ 44,529     80.4%    $  8,301     81.8%    $ 16,733     75.9%
    Switched services...      350      5.1        3,555     14.9       10,872     19.6        1,852     18.2        5,315     24.1
                         --------   ------     --------   ------     --------   ------     --------   ------     --------   ------
        Total
          revenues......    6,855    100.0       23,917    100.0       55,401    100.0       10,153    100.0       22,048    100.0
Costs and expenses:
    Operating (1).......   15,106    220.4       25,715    107.5       40,349     72.8        8,384     82.6       13,519     61.3
    Selling, general and
      administrative
      (1)...............   34,222    499.2       60,366    252.4       54,640     98.6       11,985    118.0       16,316     74.0
    Depreciation and
      amortization
      (1)...............    7,216    105.3       22,353     93.5       38,466     69.4        8,842     87.1       11,932     54.1
                         --------   ------     --------   ------     --------   ------     --------   ------     --------   ------
        Total costs and
          expenses......   56,544    824.9      108,434    453.4      133,455    240.9       29,211    287.7       41,767    189.4
Operating loss..........  (49,689)  (724.9)     (84,517)  (353.4)     (78,054)  (140.9)     (19,058)  (187.7)     (19,719)   (89.4)
Gain on disposition of
  investment (2)........    --        --                    --         11,018     19.9        --
Equity in losses of
  unconsolidated
  affiliates............   (1,391)   (20.3)      (1,547)    (6.5)      (2,082)    (3.8)        (593)    (5.8)         (58)     (.3)
Interest, net (1).......      (25)     (.3)         (52)     (.2)      (1,538)    (2.8)       --                   (2,011)    (9.1)
                         --------   ------     --------   ------     --------   ------     --------   ------     --------   ------
Net loss (3)............ $(51,105)  (745.5)%   $(86,116)  (360.1)%   $(70,656)  (127.5)%   $(19,651)  (193.5)%   $(21,788)   (98.8)%
                         --------   ------     --------   ------     --------   ------     --------   ------     --------   ------
                         --------   ------     --------   ------     --------   ------     --------   ------     --------   ------


------------


(1) Includes expenses resulting from transactions with affiliates of $6,507,000 in 1995, $11,023,000 in 1996 and $15,306,000 in 1997 and $3,486,000 and
    $5,479,000 in the three months ended March 31, 1997 and 1998, respectively.



(2) In September 1997, the Company completed a series of transactions related to its interests in a group of unconsolidated telecommunication partnerships serving the New York area (the 'Hyperion Partnerships'), whereby it sold its interests in the partnerships serving the Buffalo and Syracuse markets in exchange for $7.0 million of cash and all of the minority interests in the partnerships serving the Albany and Binghamton markets that were not already owned by the Company (collectively, the 'Hyperion Transactions'). In connection with these transactions, the Company recognized a gain of approximately $11.0 million.



(3) The Company is a limited liability company that has operated as a partnership for tax purposes during the periods presented herein. Accordingly, the Company is not subject to Federal and state income taxation.


THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997


     Revenues. Revenue increased $11.9 million, or 117.2%, to $22.0 million for the three months ended March 31, 1998, from $10.2 million for the same period in 1997. Revenues from the provision of dedicated transport services increased $8.4 million, or 101.6%, to $16.7 million in 1998, from $8.3 million in 1997. Revenues from dedicated transport service increased 97.4% in those markets in which dedicated transport services were offered as of March 31, 1997. Switched service revenue increased $3.5 million, or 187.0%, to $5.3 million in 1998, from $1.9 million in 1997. Switched services revenue increased 298.6% in those markets in which switched services were offered as of March 31, 1997. The increase in revenues from dedicated transport services primarily reflects growth of services offered in existing markets. The increase in switched services resulted from the offering of services in new markets and the growth of services in existing markets. At March 31, 1998 the Company offered dedicated transport services in 18 consolidated markets (excluding MetroComm AxS, L.P., which is a 50% owned entity of the Company) and switched services in 15 markets, as compared to offering dedicated transport services in 15 markets and switched services in 3 markets at March 31, 1997.



     Operating Expenses. Operating expenses increased $5.1 million, or 61.2%, to $13.5 million for the three months ended March 31, 1998, from $8.4 million for the same period in 1997. As a percentage of revenues, operating expenses decreased to 61.3% in 1998 from 82.6% for the same period in 1997. The increase in operating expenses was primarily attributable to the Company's expansion of its business, principally switched services, and the ongoing development of existing markets resulting in higher LEC charges for circuit leases and interconnection, higher technical personnel costs, and higher data processing costs.



     Selling, General and Administrative. Selling, general and administrative expenses increased $4.3 million, or 36.1%, to $16.3 million for the three months ended March 31, 1998, from $12.0 million for the same period in 1997. As a percentage of revenues, selling, general and administrative expenses decreased to 74.0% in 1998 from 118.0% for the same period in 1997. The increase in selling, general and administrative expenses was primarily attributable to an increase in consulting expenses relating to local regulatory matters and implementing new billing and system software, and higher direct sales costs associated with the increase in revenues.



     Depreciation and Amortization Expense. Depreciation and amortization expense increased $3.1 million, or 34.9%, to $11.9 million for the three months ended March 31, 1998, from $8.8 million for the same period in 1997. As a percentage of revenues, depreciation and amortization expenses decreased to 54.1% in 1998, from 87.1% for the same period in 1997. The increase in depreciation and amortization expense was primarily attributable to higher capital expenditures related to the ongoing construction and expansion of the Company's telecommunications networks in both 1997 and 1998.


     EBITDA. The EBITDA loss for the three months ended March 31, 1998 decreased $2.4 million, or 23.8%, to $7.8 million in 1998, from a loss of $10.2 million for the same period in 1997. This improvement was primarily the result of increased revenue due to the Company's expansion of local telecommunications networks in new and existing markets and growth of the Company's customer base, partially offset by higher operating expenses in support of the larger customer base, and higher selling, general and administrative expenses required to support the expansion.

     Interest Expense. Effective July 1, 1997, all of the Company's financing requirements began to be funded with loans from the Parent Companies. Interest expense relating to these loans totaled $2.0 million for the three months ended March 31, 1998.


     Net Loss. Net loss increased $2.1 million, or 10.9%, to $21.8 million for the three months ended March 31, 1998, from a net loss of $19.7 million for the same period in 1997. This increase resulted from higher operating, selling, general and administrative and depreciation and amortization expenses relating to the Company's expansion of telecommunications networks in new and existing markets, as well as interest expense on the loans payable to the Parent Companies, partially offset by the increase in revenues generated by the Company's expansion.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Revenues. Revenues increased $31.5 million, or 131.6%, to $55.4 million in 1997, from $23.9 million in 1996. Revenues from the provision of dedicated transport services increased $24.1 million, or 118.7%, to $44.5 million in 1997, from $20.4 million in 1996. Revenue from dedicated transport service increased 115.9% in those markets in which dedicated transport services were offered as of December 31, 1996. Switched service revenue increased $7.3 million, or 205.8%, to $10.9 million in 1997, from $3.6 million in 1996. Switched services revenue increased 183.9% in those markets in which switched services were offered as of December 31, 1996. The increase in revenues from dedicated transport services primarily reflected growth of services offered in existing markets. The increase in switched services resulted from the offering of services in new markets and the growth of services in existing markets. At December 31, 1997, the Company offered dedicated transport services in 18 consolidated markets and switched services in 14 markets, as compared to offering dedicated transport services in 15 markets and switched services in 2 markets at December 31, 1996.

     Operating Expenses. Operating expenses increased $14.6 million, or 56.9%, to $40.3 million in 1997, from $25.7 million in 1996. As a percentage of revenues, operating expenses decreased to 72.8% in 1997 from 107.5% in 1996. The increase in operating expenses was primarily attributable to the Company's expansion of its business, principally switched services, and the ongoing development of existing markets resulting in higher technical personnel costs, higher LEC charges for circuit leases and interconnection and higher data processing costs.

     Selling, General and Administrative. Selling, general and administrative expenses decreased $5.8 million, or 9.5%, to $54.6 million in 1997, from $60.4 million in 1996. As a percentage of revenues, selling, general and administrative expenses decreased to 98.6% in 1997 from 252.4% in 1996. The decrease in selling, general and administrative expenses was primarily attributable to the absence of a $5.5 million charge recorded in 1996 to terminate certain employees as well as the on-going cost reduction due to lower employee headcount, partially offset by higher direct sales costs associated with the increase in revenues.


     Depreciation and Amortization Expense. Depreciation and amortization expense increased $16.1 million, or 72.1%, to $38.5 million in 1997, from $22.4 million in 1996. As a percentage of revenues, depreciation and amortization expenses decreased to 69.4% for 1997 from 93.5% for the same period in 1996. The increase in depreciation and amortization expense was primarily attributable to higher capital expenditures related to the ongoing construction and expansion of the Company's telecommunications networks in both 1997 and 1996.


     Gain on Disposition of Investments. In September 1997, the Company completed the Hyperion Transactions. In connection with these transactions, the Company recognized a gain of approximately $11.0 million.


     EBITDA. The EBITDA loss in 1997 decreased $22.6 million, or 36.3%, to $39.6 million, from a loss of $62.2 million in 1996. This improvement was primarily the result of increased revenues due to the Company's expansion of local telecommunications networks in new and existing markets and growth of the Company's customer base, partially offset by higher operating expenses in support of the larger customer base.

     Interest Expense, Net. Effective July 1, 1997 all of the Company's financing requirements began to be funded with loans from the Parent Companies. Interest expense relating to these loans totaled approximately $1.5 million in 1997.


     Net loss. Net loss decreased $15.4 million, or 18.0%, to $70.7 million in 1997, from a net loss of $86.1 million in 1996. This improvement principally resulted from the one-time $11.0 million gain resulting from the Hyperion Transactions and from increased revenues generated by the Company's expanded networks, partially offset by increased operating and depreciation and amortization expenses relating to the Company's expansion of telecommunications networks in new and existing markets.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     Revenues. Revenues increased $17.0 million, or 248.9%, to $23.9 million in 1996, from $6.9 million in 1995. This increase reflected increased sales of services in existing and new markets and growth of the Company's customer base. Revenues from the provision of dedicated transport services increased $13.9 million, or 213.0%, to $20.4 million, in 1996, from $6.5 million in 1995. Switched service revenue increased $3.2 million, or 915.7%, to $3.6 million in 1996, from $0.4 million in 1995. The increase in revenues from dedicated services reflected growth in the existing markets and the commencement of services in new markets. The increase in switched services reflected growth in the existing markets. At December 31, 1996, the Company offered dedicated transport services in 15 consolidated markets and switched services in 2 markets, as compared to offering dedicated transport services in 12 markets and switched services in 1 market at December 31, 1995.

     Operating Expenses. Operating expenses increased $10.6 million, or 70.2%, to $25.7 million in 1996, from $15.1 million in 1995. As a percentage of revenues, operating expenses decreased to 107.5% in 1996 from 220.4% in 1995. The increase in operating expenses was primarily attributable to higher technical personnel costs, LECs charges for circuit leases and interconnection, data processing costs associated with the Company's expansion into new markets and the ongoing development of existing markets.

     Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $26.2 million, or 76.4%, to $60.4 million in 1996, from $34.2 million in 1995. As a percentage of revenues, selling, general and administrative expenses decreased to 252.4% in 1996 from 499.2% in 1995. The increase in selling, general and administrative expense was primarily due to higher personnel compensation costs necessary to support the continued expansion of the Company's telecommunications networks and customer base. In addition, the Company incurred a $5.5 million charge to terminate certain employees. See 'Business.'

     Depreciation and Amortization Expense. Depreciation and amortization expense increased $15.2 million, or 209.8%, to $22.4 million in 1996, from $7.2 million in 1995. As a percentage of revenues, depreciation and amortization expense decreased to 93.5% in 1996 from 105.3% in 1995. The increase in depreciation and amortization expense was primarily attributable to the ongoing construction and expansion of the Company's telecommunications networks in both 1995 and 1996.

     EBITDA. The EBITDA loss for 1996 increased $19.7 million, or 46.4%, to $62.2 million, from a loss of $42.5 million in 1995. Overall, increased operating and selling, general and administrative expenses resulting from the Company's development of local telecommunications networks in new and existing markets more than offset increased revenues.


     Net loss. Net loss increased $35.0 million, or 68.5%, to $86.1 million in 1996, from $51.1 million in 1995. This increase resulted principally from increased expenses relating to the Company's expansion of telecommunications networks in new and existing markets. These increased expenses were partially offset by increased revenues generated by the Company's expanded networks.


LIQUIDITY AND CAPITAL RESOURCES


Cash Flows



     For the first three months of 1998, the Company's cash used in operations decreased to $15.1 million from $28.7 million for the first three months of 1997. This decrease in cash used in operations of $13.6 million principally resulted from lower EBITDA losses and working capital requirements in the first three months of 1998. The Company expects to continue to have operating cash flow deficiencies for the near future as it develops and expands its business.



     For the year ended December 31, 1997, the Company's cash used in operations decreased to $29.4 million from $52.3 million for the year ended December 31, 1996. This decrease in cash used in operations of $22.9 million principally resulted from lower EBITDA losses during 1997. Cash used in operations increased $16.7 million in 1996 from $35.6 million in 1995, primarily as a result of increased EBITDA losses partially offset by other balance sheet changes.



     Cash used in investing activities increased $10.8 million to $25.0 million for the first three months of 1998, as compared to $14.2 million for the first three months of 1997, principally as a result of higher capital expenditures.



     Cash used in investing activities decreased $28.6 million to $120.6 million in 1997, as compared to $149.2 million in 1996. This decrease resulted principally from lower capital expenditures due to a slower rate of expansion and $7.0 million of cash proceeds received in 1997 relating to the Hyperion Transactions. Cash used in investing activities in 1996 increased $3.9 million to $149.2 million from $145.3 million in 1995, principally as a result of higher capital expenditures used to build the Company's networks. As discussed more fully above, the Company has made substantial capital expenditures in order to develop and expand its business.



     For the first three months of 1998, net cash provided by financing activities reflects the receipt of interest bearing loans from the Parent Companies amounting to $40.1 million. Prior to July 1, 1997, the Company's cash flow deficiencies were entirely funded by non-interest bearing capital contributions from the Parent Companies. For the first three months of 1997, net capital contributions amounted to $42.9 million. This decrease of $2.8 million was primarily due to lower cash funding requirements principally due to operating cash flow associated with the Company's expansion of its customer base and services in new and existing markets and lower working capital requirements, partially offset by higher capital expenditure requirements for the first three months of 1998.



     Net cash provided by financing activities reflects the receipt of non-interest bearing capital contributions from the Parent Companies to fund the Company's cash flow deficiencies through June 30, 1997. Effective July 1, 1997, all of the Company's financing requirements were funded with interest bearing loans from the Parent Companies. This indebtedness is subordinated in right of payment to the Notes, bears interest (payable in kind) at an annual rate equal to The Chase Manhattan Bank's prime lending rate as in effect from time to time
(which was 8.5% at March 31, 1998) and matures on        , 2008, one month
after the maturity of the Notes. The aggregate of net capital contributions and loans from the Parent Companies decreased $51.5 million to $150.0 million in 1997 as compared to $201.5 million in 1996. This decrease was primarily due to lower cash funding requirements principally due to operating cash flow associated with the Company's expansion of its customer base and services in new and existing markets and lower capital expenditure requirements. Net capital contributions in 1996 increased to $201.5 million from $180.9 million in 1995. The increase in net capital contributions is primarily due to higher cash funding requirements principally due to an increase in cash used in operations associated with the Company's expansion of its customer base and services in new and existing markets and higher capital expenditures requirements.

FINANCING


     Historically, the Company has not maintained cash balances since all the Company's cash receipts and funding requirements were provided to or from the Parent Companies. The proceeds from the Offering, cash flow from operations and future financings are expected to fund the Company's future cash requirements through the end of 1999. Upon completion of the Offering, the Parent Companies and the Members will not be under any obligation to make any additional equity investments in or loans to the Company. At a future date, the Company may negotiate a bank credit facility to provide it with working capital and enhance its financial flexibility. There can be no assurance that such financing will be available on terms acceptable to the Company or at all.



     The development of the Company's business and the installation and expansion of the Company's communications networks, combined with the development and operation of the Company's network operations center ('NOC'), have resulted in substantial capital expenditures. These capital expenditures, as well as the Company's historical operating losses, have resulted in substantial negative cash flow for the Company since inception in 1993. Funding of this historical cash flow deficiency has been primarily accomplished through the receipt of capital contributions from the Parent Companies through June 30, 1997. From July 1, 1997, the deficiency has been funded through interest bearing loans from the Parent Companies. This indebtedness is subordinated in right of payment to the Notes, bears interest (payable in kind) at an annual rate equal to The Chase Manhattan Bank's prime lending rate as in effect from time to time
(which was 8.5% at March 31, 1998) and matures on             , 2008, one month
after the maturity of the Notes. The net balance of amounts due to the Parent Companies, including interest accrued thereon, under this funding arrangement was $117.5 million and $75.5 million as of March 31, 1998 and December 31, 1997, respectively. The average net capital contributions from the Parent Companies were $517.8 million for the six months ended June 30, 1997 and $379.0 million and $179.8 million for the years ended December 31, 1996 and 1995, respectively. Additional paid-in capital balances, which include all capital contributions from the Parent Companies have remained at $555.8 million since June 30, 1997 and totaled approximately $479.7 million and $278.2 million at December 31, 1996 and 1995, respectively.



     The net proceeds to the Company from the sale of the Notes are estimated to
be approximately $   million. The Company intends to use the net proceeds of the
Offering to expand and develop existing and new networks and for other general corporate and working capital purposes, which may include payment of interest on the Notes and acquisitions and joint ventures. Pending the foregoing uses, the net proceeds of the Offering will be invested in short-term, money market instruments. While the primary use of such proceeds will be to fund ongoing business operations of the Company's subsidiaries which own and operate its networks, the Company intends to continue to evaluate potential acquisitions and joint ventures. The Company has no definitive agreement with respect to any acquisition or joint venture, although from time to time it may discuss and assess opportunities with other companies, including affiliates of the Members, on an ongoing basis.



     The Company expects that its future cash requirements will principally be for working capital, capital expenditures and to fund its operating losses. The Company expects that the net proceeds of the Offering, together with internally generated funds, will provide sufficient funds for the Company to meet the Company's expected capital and liquidity needs to expand its business as currently planned, pay interest on the Notes and fund its currently expected losses through the end of 1999. Thereafter, the Company expects to require additional financing. However, in the event that the Company's plans or assumptions change or prove to be inaccurate, or the foregoing sources of funds prove to be insufficient to fund the Company's growth and operations, or if the Company consummates acquisitions or joint ventures, the Company may be required to seek additional capital sooner than currently anticipated. The Company's revenues and costs are dependent upon factors that are not within the Company's control, such as regulatory changes, changes in technology and increased competition. Due to the uncertainty of these and other factors, actual revenues and costs may vary from expected amounts, possibly to a material degree, and such variations are likely to affect the level of the Company's future capital expenditures and expansion plans. Sources of financing may include public or private debt or equity financing by the Company or its subsidiaries or other financing arrangements.


CAPITAL EXPENDITURES


     The facilities-based telecommunications service business is a capital intensive business. The Company's operations have required and will continue to require substantial capital investment for: (i) the purchase and installation of switches, electronics, fiber and other technologies in existing networks and in additional networks to be constructed in new service areas; and (ii) the acquisition and expansion of networks currently owned and operated by other companies. The Company's expected capital expenditures for general corporate and working capital purposes include (i) expenditures with respect to the Company's management information system and corporate service support infrastructure and
(ii) operating and administrative expenses with respect to new networks and debt service. The Company plans to make substantial capital investments in connection with the deployment of switches in all of its existing networks, and plans to construct and develop new networks. Expansion of the Company's networks will include the geographic expansion of the Company's existing operations and will consider the development of new markets. In addition, the Company may acquire existing networks in the future.


     During the first three months of 1998, capital expenditures were $25.0 million, an increase of $10.7 million from the first three months in 1997. This increase resulted from unusually low capital expenditures for the first three months of 1997, principally due to the Company's new management team put into place in January 1997, which required time to formulate the Company's current business strategy focusing exclusively on business customers. During the year ended December 31, 1997, capital expenditures were $127.3 million, a decrease of $17.5 million from $144.8 million in 1996. The decrease was principally due to a slower rate of expansion into new markets in 1997. Capital expenditures in 1996 increased $3.3 million from $141.5 million in 1995. Based on expansion plans comparable to the historical expansion of the Company and the continuation of the Company's relationship with TW Cable with respect to additional fiber capacity, the Company estimates it will require $147.7 million in 1998 and $152.8 million in 1999 to fund its capital expenditures. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.'



YEAR 2000


     The Company is currently working to resolve the potential impact of the year 2000 on the processing of time-sensitive information by its computerized information systems. Year 2000 issues may arise if computer programs have been written using two digits (rather than four) to define the applicable year. In such case, programs that have time-sensitive logic may recognize a date using '00' as the year 1900 rather than the year 2000, which could result in miscalculations or system failures. Management is in the process of completing a review of significant software and equipment used in the Company's operations and, to the extent practicable, in the operations of its key business partners, in order to determine if any year 2000 risks exist that may be material to the Company as a whole. This process includes an assessment of year 2000 risks on an ongoing basis and the identification of practical remediation measures that could be taken on a timely basis to alter, validate or replace time-sensitive software and equipment. Management has already begun implementing certain of these measures and intends to complete its remediation efforts prior to any anticipated material impact on its computerized information systems. Costs of addressing potential problems have not been material to date and, based on preliminary information from the Company, its customers and vendors, are not currently expected to have a material adverse impact on the Company's financial position, results of operations or cash flows in future periods. However, if the Company, its customers or vendors are unable to resolve such processing issues in a timely manner, it could result in a material financial risk. Accordingly, management plans to devote the resources it concludes are appropriate to resolve all significant year 2000 issues in a timely manner.

EFFECTS OF INFLATION

     Historically, inflation has not had a material effect on the Company.

                                    BUSINESS

OVERVIEW


     The Company is a leading facilities-based CLEC in selected metropolitan areas across the United States, offering a wide range of business telephony services, primarily to medium- and large-sized business customers and other carriers. The Company's customers are principally telecommunications-intensive business end-users, IXCs, ISPs, wireless communications companies and governmental entities. Such customers are offered a wide range of integrated telecommunications services, including dedicated transmission, local switched, data and video transmission services and certain Internet services. The Company has deployed switches in 16 of its 19 service areas as of March 31, 1998, and management expects that a growing portion of the Company's revenues will be derived from providing switched services. In addition, the Company benefits from its strategic relationship with TW Cable both through network facilities access and cost-sharing. As a result, the Company's networks have been constructed primarily through licensing the use of fiber capacity from TW Cable. As of March 31, 1998, the Company operated networks in 19 metropolitan areas that spanned 6,239 route miles, contained 244,894 fiber glass miles and offered service to 2,711 buildings. Consolidated revenues for the Company, which have historically been primarily derived from private line services, grew by 117.2% for the three months ended March 31, 1998 as compared to the same period in 1997.


     The business of the Company was commenced in 1993 by TW Cable, originally to provide certain telephony services together with cable television. In January 1997, the Company put in place a new management team that is implementing a business strategy focused exclusively on serving business customers, rapidly providing switched services in all the Company's service areas and expanding the range of business telephony services offered by the Company.

     The Company believes that the 1996 Act and certain state regulatory initiatives provide increased opportunities in the telecommunications marketplace by opening all local service areas to competition and requiring ILECs to provide increased direct interconnection. According to the FCC, in 1996 the total revenues for the telecommunications industry amounted to approximately $222 billion, of which approximately $122 billion was local service and approximately $100 billion was long distance. To capitalize on these significant opportunities, the Company has accelerated its deployment of high capacity digital switches in its service areas and is aggressively marketing switched services to medium- and large-sized businesses.

BUSINESS STRATEGY

     The Company's primary objective is to be a leading CLEC in its existing and future service areas offering medium- and large-sized businesses superior telecommunications services through advanced networks. The key elements of the Company's business strategy include the following:


     Leverage Existing Fiber Optic Networks. The Company has designed and built its networks to serve geographic locations where management believes there are large numbers of potential customers. As of March 31, 1998, the Company operated networks that spanned over 6,239 route miles and contained over 244,894 fiber miles. The Company's highly concentrated networks have yet to be fully exploited and provide the capacity to serve a substantially larger base of customers. Management believes that the Company's extensive fiber network capacity allows it to: (i) increase orders substantially from new and existing customers without incurring significant additional capital expenditures and operating expenses;
(ii) emphasize its facilities-based services rather than resales of network capacity of other providers; and (iii) exert greater control over its services than the Company's competitors that are dependent upon off-net facilities, thereby providing better customer service.


     Expand Switched Services. The Company provided a broad range of switched services in 16 of its service areas as of March 31, 1998, and plans to provide switched services in all of its current service areas by the end of 1999. For the three months ended March 31, 1998, consolidated revenues from switched service grew by 187.0% as compared to the same period in 1997. Because the demand for switched services is greater than for dedicated transport services and the Company has been rapidly installing switches in its markets, management expects the Company to derive a growing portion of its revenues from switched services. The Company utilizes high capacity digital 5-ESS switches manufactured by Lucent.

     Target Medium- and Large-Sized Business Customers. The Company operates networks in metropolitan areas that have high concentrations of medium- and large-sized businesses. Such businesses tend to be

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

telecommunications-intensive and are more likely to seek the greater reliability provided by an advanced network such as the Company's. Thus, management believes that significant economies of scale may be achieved by focusing and intensifying its sales and marketing efforts on such businesses as they are potentially high volume users of the Company's services. To drive revenue growth in these markets, the Company is aggressively expanding its direct sales force to focus on such business customers.


     Interconnect Service Areas within Clusters. The 19 service areas in which the Company currently operates are grouped in six geographic clusters across the United States. See ' -- Telecommunications Networks and
Facilities -- Telecommunications Networks.' The Company plans to interconnect each service area within a cluster with broadband, fiber optic facilities of its own or licensed from TW Cable and/or third parties. Interconnecting service areas within a cluster will enable the Company to increase its revenue potential by addressing customers' regional long distance voice, data and video requirements. In 1998, management plans to begin interconnecting service areas within the Company's Midwest, Southwest and Southeast clusters.


     Utilize Strategic Relationships with TW Cable. The Company has benefited from and continues to leverage its relationships with TW Cable, the second largest multiple system cable operator in the U.S., by licensing and sharing the cost of digital fiber optic facilities. This licensing arrangement allows the Company to benefit from TW Cable's access to rights-of-way, easements, poles, ducts and conduits. See 'Certain Relationships and Related
Transactions -- Certain Operating Agreements.' By leveraging its existing relationship with TW Cable, the Company believes that it can increase revenues, benefit from existing regulatory approvals and licenses, derive economies of scale in network costs and extend its existing networks in a rapid, efficient and cost-effective manner. Furthermore, management believes that the strong awareness and positive recognition of the 'Time Warner' brand name significantly contributes to its marketing programs and sales efforts by distinguishing it from its competitors.

     Expand Product Offerings. The Company intends to increase revenues and cash flows by developing and tailoring diversified bundles of telephony services for its customers. The services currently offered by the Company include a wide range of dedicated transmission, local switched, data and video transmission services and certain Internet services. The Company intends to offer additional services including long distance service and other high speed data transport services. The Company generally develops its customer base by first offering basic telecommunications services to its new customers. As the needs of such customers change and develop, the Company selectively bundles and offers more sophisticated, higher margin products and services to them.

     Enter into New Geographic Areas. The Company's strategy is to target metropolitan areas possessing demographic, economic and telecommunications demand profiles that it believes provide it with the potential to generate an attractive economic return. Currently, the Company operates networks in a total of 19 metropolitan areas. Management plans to have networks in operation or under construction in several additional service areas by the end of 1999, most of which will be in service areas where TW Cable has already made substantial infrastructure investments. By licensing capacity from TW Cable's existing fiber optic networks, the Company can develop new networks quickly and cost-effectively, thereby giving it a competitive advantage over other CLECs. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.'

     Continue Disciplined Expenditure Program. The Company increases operational efficiencies by pursuing a disciplined approach to capital expenditures. This capital expenditure program requires that prior to making any expenditure on a project, the project must be expected to meet stringent financial criteria such as minimum recurring revenue, cash flow margins and rate of return. In addition, to control capital expenditures and share the risks of developing costly new networks, management is considering establishing strategic alliances with other telecommunications providers in the form of joint ventures and possible co-branding marketing programs.

MARKET OPPORTUNITY

     The Company believes that the 1996 Act and certain state regulatory initiatives provide increased opportunities in the telecommunications market place by opening all local markets to competition and requiring ILECs to provide increased direct interconnection. According to the FCC, in 1996 the total revenues for the telecommunications industry amounted to approximately $222 billion, of which approximately $122 billion was local service and approximately $100 billion was long distance. To capitalize on these significant opportunities, the Company accelerated its deployment of high capacity digital switches in its markets and is aggressively marketing switched services to its customers.

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

SERVICES


     The Company provides its customers with a wide range of telecommunications services, including dedicated transmission, local switched, data and video transmission services and certain Internet services. The Company's dedicated services, which include private line and special access services, use high-capacity digital circuits to carry voice, data and video transmissions from point-to-point in multiple configurations. Switched voice services offered by the Company use high-capacity digital switches to route voice transmissions anywhere on the public switched telephone network. In offering its dedicated transmission and switched services, the Company also provides private network management and systems integration services for businesses that require combinations of various dedicated and switched telecommunications services. Data services provided by the Company allow customers to create their own internal computer networks and access external computer networks and the Internet. The Company can provide its customers, including companies in the media industry, with advanced video transport services such as point-to-point, broadcast-quality video channels for video transmissions between two or more locations, including video links to all the major television networks as well as to advertising agencies and other customers. Internet services provided by the Company include dedicated Internet access, website hosting, access and upstream transport for local ISPs and electronic commerce services.


Dedicated Transport Services

     The Company currently provides a complete range of dedicated transport services with transmission speeds from 2.4 Kbps to 2.488 Gbps to its IXC and end-user customers. All products and services can be used for voice, data, image and video transmission.

     The Company offers the following dedicated transport links:

          POP-to-POP Special Access. Telecommunications lines linking the POPs of one IXC or the POPs of different IXCs in a market, allowing the POPs to exchange transmissions for transport to their final destinations.

          End-User/IXC Special Access. Telecommunications lines between an end user, such as a large business, and the local POP of its selected IXC.

          Private Line. Telecommunications lines connecting various locations of a customer's operations, suitable for transmitting voice and data traffic internally.

          Transport Arrangement Service. Provides dedicated transport between LEC central offices and customer designated POPs of an IXC for transport of LEC provided switched access or LEC provided special access. This point-to-point service is available at DS1 or DS3 interfaces at both ends.

     The Company's Broadcast Video TV-1, STS-1 and Private Network Transport services use high-capacity digital circuits to carry voice, data and video transmissions from point-to-point in flexible configurations involving different standardized transmission speeds and circuit capacities, including analog voice grade, DS0, DS1, DS3 and Sonet OC-N.

Switched Services

     The Company's switched services provide business customers with local calling capabilities and connections to their IXCs. The Company owns, houses, manages and maintains the switch used to provide the services. The Company's switched services include the following:

          Business Access Line Service. This service provides voice and data customers quality analog voice grade telephone lines for use at any time. Business Access Line Service provides customers with flexibility in network configurations because lines can be added, deleted and moved as needed.

          TW Access Trunks. TW Access Trunks provide communication lines between two switching systems. These trunks are utilized by PBX users to provide access to the local, regional and long distance telephone networks. PBX customers may use either the Company's telephone numbers or their ILEC-assigned telephone numbers. Customer access to the Company's local exchange services is accomplished by a DS1 digital connection or DS0 analog trunks between the customer's PBX port and the Company's switching centers.

          TW Local Toll Service. This service provides customers with a competitive alternative to ILEC service for intraLATA toll calls. It is a customized, high-quality local calling plan available to Business Access Line and TW Access Trunk customers. The Company works with customers to devise cost-saving programs based on actual usage and calling patterns.

          Local Telephone Service. Local telephone service is basic local exchange service which can be tailored to a customer's particular calling requirements. Local telephone service includes operator and directory assistance services, as well as an optional intraLATA toll plan.

          Switched Access Service. Switched Access Services provide IXCs with a switched connection to their customers for the origination and termination of long distance telephone calls.

          Other services offered by the Company include telephone numbers, listings, customized calling features, voice messaging, hunting, blocking services and ISDN.

Data Transmission Services

     The Company offers its customers a broad array of data transmission services that enable customers to create their own internal computer networks and access external computer networks and the Internet. In 1996, the Company introduced its native speed LAN inter-networking data service which is used to connect workstations and personal computer users on one or more LANs. Native speed services avoid the bottleneck problems that are frequently encountered with customary DS1 connections by providing the customer with a circuit that matches the transmission speeds of its LAN. The Company's LAN service provides dedicated circuits, guaranteed transmission capacity and guaranteed bandwidth for virtually all LAN applications. Users can share files and databases as if they were all working on the same computer, or within the same LAN.

     As companies and communications become more sophisticated, there is an increased need for customer access to superior traffic management of sensitive data, video and voice transmission within a single metropolitan area, or between various company operations. The Company's switched data services offer sophisticated switching technology and provide high standards in reliability and flexibility while enabling users to reduce the costs associated with interconnecting architecturally diverse information systems. The Company's data service offerings support evolving high-speed applications, such as multimedia, desktop video conferencing and medical imaging. The Company offers native speed connections to both end-users as well as interexchange data carriers. The Company's services allow users to interconnect both high speed and low speed LAN environments and to benefit from flexible billing, as well as detailed usage reports.

Video Transmission Services

     The Company provides broadcast quality digital and analog video link services to its video services customers, including media industry customers, such as television networks, and advertising agencies. The Company's video services include offering broadcast quality, digital channel transmissions that can be provided on a point-to-point or point-to-multipoint basis.

Internet Services

     In most of its service areas, the Company currently offers Internet services such as dedicated Internet access, access and upstream transport for local ISPs and for electronic commerce services. The Company believes that these services will continue to be an important component of the Company's overall product offerings and intends to continue to expand the offering of Internet services within its service areas.

PLANNED/FUTURE SERVICES

Long Distance Services

     The Company intends to offer basic and enhanced long distance services, such as toll free, calling card and international gateways to Europe and the Pacific, targeting medium- and small-size business customers. Generally, large businesses tend to obtain their long distance needs directly from the major IXCs. The Company believes medium- and small-size businesses are more likely to obtain their long distance services from CLECs rather than the major IXCs. As a result, management believes that such medium- and small-sized end-users represent a potential customer base for developing a market for the Company's long distance services. The

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

Company will purchase long distance capacity under agreements, currently in negotiation, with major IXCs that provide the Company capacity at competitive rates for resale and all support and billing services. Management believes that the offering of long distance services will contribute to revenue growth with profitable margins and will also add strategic sales and marketing value as a bundled product.

Road Runner 'Work at Home' Services


     TW Cable operates a high speed online content service, currently branded 'Road RunnerTM,' primarily to residential customers in a number of its cable operating areas. There are currently active Road Runner operations in Albany, Binghamton, San Diego, Memphis, Columbus, Tampa and Honolulu. As of December 31, 1997, TW Cable's Road Runner subscribers totaled approximately 27,000. The Company expects that it and TW Cable will cooperate in providing services to or on behalf of each other where advantageous Road Runner-related business opportunities arise. See 'Certain Relationships and Related
Transactions -- Certain Operating Agreements.' For example, the Company may have the first opportunity to provide network facilities to TW Cable for transport of the Road Runner service where facilities are not internally available. Further, the Company may be able to act as a sales agent for (or otherwise team with) TW Cable for the Road Runner residential services as part of an overall 'work at home' solution for the Company's large business customers. However, in light of the restrictions in the LLC Agreement on Residential Services and Content Services, any sales agent services provided by the Company will require a waiver by the Members of the Content Services and the Residential Services restrictions in accordance with the LLC Agreement provisions. As these services are in the developmental stage, it is not possible to predict how significant the Road Runner teaming arrangements with TW Cable will become.


TELECOMMUNICATIONS NETWORKS AND FACILITIES

Overview

     The Company uses the latest technologies and network architectures to develop a highly reliable infrastructure for delivering high-speed, quality digital transmissions of voice, data and video telecommunications. The Company's basic transmission platform consists primarily of optical fiber equipped with high capacity SONET equipment deployed in fully redundant, self-healing rings. These SONET rings give the Company the capability of routing customer traffic in both directions around the ring, thereby eliminating loss of service in the event of a cable cut. The Company's networks are designed for remote automated provisioning, which allows the Company to meet customers' real time service needs. The Company extends SONET rings or point to point links from rings to each customer's premises over its own fiber optic cable and unbundled facilities obtained from ILECs. The Company also installs diverse building entry points where a customer's security needs require such redundancy. The Company then places necessary customer-dedicated or shared electronic equipment at a location near or in the customer's premises to terminate the link.

     The Company serves its customers from one or more central offices or hubs strategically positioned throughout its networks. The central offices house the transmission and switching equipment needed to interconnect customers with each other, the IXCs and other local exchange networks. Redundant electronics, with automatic switching to the backup equipment in the event of failure, protects against signal deterioration or outages. The Company continuously monitors system components from its NOC and proactively focuses on avoiding problems rather than upon merely reacting upon failure.

     The Company adds switched, dedicated and data services to its basic fiber optic transmission platform by installing sophisticated digital electronics at its central offices and nodes and at customer locations. The Company's advanced Lucent 5-ESS digital telephone switches are connected to multiple ILEC and long distance carrier switches to provide the Company's customers access to telephones in the local market as well as the public switched telephone network. Similarly, in certain markets, the Company provides ATM switched and LAN multiplexers at its customers' premises and in its central offices to provide high speed LAN interconnection services.

     The Company's strategy for adding customers is designed to maximize the speed and impact of its marketing efforts while maintaining attractive rates of return on capital invested to connect customers directly to its networks. To initially serve a new customer, the Company may use various transitional links, such as reselling a portion of an ILEC's network. Once the new customer's communications volume and product needs

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

are identified, the Company may build its own fiber optic connection between the customer's premises and the Company's network to accommodate: (i) the customer's needs; and (ii) the Company's efforts to maximize return on network investment.

Telecommunications Networks


     The following chart sets forth information regarding each of the Company's telecommunications networks as of March 31, 1998:



                                     Network         Switch                      Commercial
                                  Commercially    Commercially    Fiber Route    Buildings     MSA Business
Metropolitan Area                   Available     Available(1)     Miles(2)        On-Net        Lines(3)
-------------------------------   -------------   -------------   -----------    ----------    ------------
NEW YORK REGION
Albany, New York...............      Jul. 95           TBD              42              8          178,332
Binghamton, New York...........      Jan. 95           TBD              73             16           70,301
Manhattan, New York............      Feb. 96         Feb. 96           157             52        2,375,192
Rochester, New York............      Dec. 94         Feb. 95           275             38          260,423

SOUTHWEST REGION
Austin, Texas..................      Sep. 94         Apr. 97           242             75          321,030
Houston, Texas.................      Jan. 96         Sep. 97           418             96        1,133,864
San Antonio, Texas.............     May 93(4)        Nov. 97           481            145          394,536

SOUTHEAST REGION
Charlotte, N. Carolina.........      Sep. 94         Dec. 97           672            160          372,714
Greensboro, N. Carolina........      Jan. 96           TBD              94              7          265,080
Memphis, Tennessee.............      May 95          May 97            467            105          225,342
Raleigh, N. Carolina...........      Oct. 94         Sep. 97           430            102          224,596

MIDWEST REGION
Cincinnati, Ohio...............      Jul. 95         Nov. 97           271             66          493,850
Columbus, Ohio(5)..............    Mar. 91(4)        Jul. 97           339            112          393,791
Indianapolis, Indiana..........    Sep. 87(4)        Dec. 97           224            105          370,621
Milwaukee, Wisconsin...........      Feb. 96         Sep. 97           376             71          399,555

SOUTH REGION
Tampa, Florida.................      Dec. 97         Jan. 98           228              7          626,709
Orlando, Florida...............      Jul. 95         Jul. 97           859            131          439,238

WESTERN REGION
Honolulu, Hawaii...............      Jun. 94         Jan. 98           398            173          197,823
San Diego, California..........      Jun. 95         Jul. 97           193             74        1,005,994
                                                                  -----------    ----------    ------------
Total..........................                                      6,239          1,543        9,748,991
                                                                  -----------    ----------    ------------
                                                                  -----------    ----------    ------------


------------

(1) Date of switch commercially available is the first date on which switched services were provided to a customer of the Company.

(2) Licensed and owned fiber optic route miles.

(3) Metropolitan Statistical Areas ('MSA') business lines data are from ABI 1996 Business Data.

(4) The networks in Columbus, Ohio, San Antonio, Texas and Indianapolis, Indiana were built by certain predecessor companies prior to the commencement of the Company's business.

(5) The Columbus market is operated under a partnership, MetroComm AxS, L.P., which is a 50% owned entity of the Company. However, the switch is owned by the Company.

Information Systems Infrastructure

     The Company uses advanced technology in its information systems infrastructure. The Company also uses an integrated, nationwide client server platform and coherent relational databases to increase employee productivity, link itself electronically to its customers and develop real time data and information. The

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architecture also enables the Company to rapidly re-engineer its processes and procedures to lower its costs and to respond rapidly to changing industry conditions. The Company's information systems deliver data at the network, regional or corporate level, and also by customer and vendor. The Company's information systems assist in the delivery of superior customer service and real time support of network operations. The systems, which were developed by an outside vendor but are operated internally, utilize open system standards and architecture. As a result, the Company is positioned to either purchase from third parties or develop in-house supplementary information support systems as its needs arise.

Network Monitoring and Management


     The Company provides a single point of contact for all of its customers and consolidates all of its systems support, expertise and technical training at its NOC in Greenwood Village, Colorado. With over 365 technicians, customer service representatives and administrative support staff dedicated to providing superior customer service, the Company is able to quickly correct, and often anticipate, any problems that may arise in its networks. The Company provides 24 hour-a-day, 7 days-a-week surveillance and monitoring of networks to achieve the Company's 99.98% network reliability and performance. Network analysts monitor real-time alarm, status and performance information for each circuit and the network equipment and react swiftly to repair network failures.


Network Development and Application Laboratory

     The Company's Network Development and Application Laboratory is a comprehensive telecommunications technology, applications and services development laboratory, equipped with advanced systems and equipment, including those used by the Company in the operation of its local digital networks. The center is designed to provide a self-contained testing and integration environment, fully compatible with the Company's digital networks, for the purposes of: (i) verifying the technical and operational integrity of new equipment prior to installation in the networks; (ii) developing new services and applications; (iii) providing a realistic training environment for technicians, engineers and others; and (iv) providing a network simulation environment to assist in fault isolation and recovery.

Billing Systems


     The Company has historically developed its back office support functions internally with limited reliance on outside vendors. Recently, the Company entered into agreements with outside vendors for the development, operation and maintenance of its billing systems. See 'Risk Factors -- Dependence on Information Billing Systems' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000.'


Agreements with TW Cable

     The Company has entered into several agreements with TW Cable for the license of fiber optic networks and certain facilities, administrative and operating services, residential telephony support services and high speed online transport services. See 'Certain Relationships and Related
Transactions -- Certain Operating Agreements.'

NETWORK DESIGN AND CONSTRUCTION


     In order to leverage its relationship with TW Cable, the Company has constructed its existing networks in selected metropolitan areas served by TW Cable's fiber optic infrastructure. This has allowed the Company to develop, in a cost-efficient way, an extensive network in each of its service areas. As of March 31, 1998, the Company's networks spanned 6,239 route miles, contained 244,894 fiberglass miles and offered service to 2,711 buildings with 1,904,420 VGE circuits and 23,702 access lines in service.


     Before deciding to construct or acquire a network in a particular city, the Company's corporate development staff reviews the demographic, economic, competitive and telecommunications demand characteristics of the city, including its location, the concentration of potential business, government and institutional end-user customers, the economic prospects for the area, available data regarding IXC and end-user special access

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and switched access transport demand and actual and potential CAP/CLEC competitors. Market demand is estimated on the basis of market research performed by Company personnel and others, utilizing a variety of data including estimates of the number of interstate access and intrastate private lines in the city based primarily on FCC reports and commercial databases. This process has enabled the Company to reduce its start-up costs and expedite lead times.

     If a particular city targeted for development is found to have sufficiently attractive demographic, economic, competitive and telecommunications demand characteristics, the Company's network planning and design personnel design a network targeted to provide access to the major IXC, POPs and the ILEC's principal central office(s) in the city. Consistent with the Company's disciplined capital expenditure program, distribution rings are designed to cover strategic or highly concentrated business parks and downtown metropolitan areas, and build-out to 100% of the identified end users is generally not considered to be cost-effective since a portion of the end-users are located in low density areas.

     Based on the data obtained through the foregoing process, in connection with either the construction or an acquisition of a network, the Company develops detailed financial estimates based on the anticipated demand for the Company's current services. If the financial estimates meet or exceed the Company's minimum rate of return thresholds using a discounted cash flow analysis, the Company's corporate planning personnel prepare a detailed business and financial plan for the proposed network.

     Prior to commencing construction, the Company's local staff, working together with TW Cable, where applicable, obtains any needed city franchises, permits, or other municipal requirements to initiate construction and operate the network. In some cities, a construction permit is all that is required. In other cities, a license agreement or franchise may also be required. Such licenses, agreements and franchises are generally for a term of limited duration. In addition, the 1996 Act requires that local governmental authorities treat all telecommunications carriers in a competitively neutral, non-discriminatory manner. The Company's current licenses and franchises expire in years ranging from 1999 to 2015. City franchises often require payment of franchise fees which in some cases can be directly passed through on customers' invoices. The Company's local staff also finalizes arrangements for needed rights-of-way. Rights-of-way are typically licensed from TW Cable under multi-year agreements with renewal options and are generally non-exclusive. See 'Certain Relationships and Related Transactions -- Certain Operating Agreements.' The Company leases underground conduit and pole space and other rights-of-way from entities such as LECs and other utilities, railroads, long distance providers, state highway authorities, local governments and transit authorities. The 1996 Act requires most utilities, including most LECs and electric companies, to afford CAPs/CLECs access to their poles, conduits and rights-of-way at reasonable rates on non-discriminatory terms and conditions.

     The Company's networks are constructed to cost-effectively access areas of significant commercial end-user telecommunications traffic, as well as the POPs of most IXCs and cellular companies and the principal LEC central offices in a city. The Company establishes general requirements for network design, and internally engineers the contemplated network and the required deployment. Construction and installation services are provided by independent contractors, including TW Cable, selected through a competitive bidding process. Company personnel provide project management services, including contract negotiation and supervision of the construction, testing and certification of all facilities. The construction period for a new network varies depending upon the number of route miles to be installed, the initial number of buildings targeted for connection to the network, the general deployment of the network and other field conditions. Networks that the Company has installed to date generally have become operational within six to nine months after the beginning of construction.

EQUIPMENT SUPPLY

     The Company acquires Lucent 5-ESS digital switches pursuant to an exclusive vendor agreement (the 'Lucent Agreement'), which provides for discounted pricing. The Lucent Agreement expires in June of 1999 and is renewable for up to three additional years upon the parties' mutual agreement. The Lucent Agreement provides that if the Company purchases digital switches from a vendor other than Lucent during the term of such agreement, Lucent, among other things, may discontinue the agreed upon discounted pricing on all future orders, renegotiate higher prices for digital switches and may not be liable for failures to meet certain delivery and installation schedules on future orders.

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CUSTOMERS AND SALES AND MARKETING

     The Company's customers are principally telecommunications-intensive medium- and large-sized businesses, long distance carriers, ISPs, wireless communications companies and various government entities. Historically, the Company's customers were primarily long distance carriers. While the Company's carrier business has continued to grow in absolute numbers, it has declined as a proportion of total business such that in 1997 end user customers accounted for 47.8% of the Company's revenues. For the three months ended March 31, 1998, the Company's top 10 customers accounted for 40.6% of the Company's total revenues. The top three customers, which are IXCs or other telecommunications providers, accounted for 26.1% of total revenues, and no other customer accounted for 5% or more of revenues. See 'Risk Factors -- Dependence on Significant Customers.'

     The Company's marketing emphasizes its: (i) reliable, facilities-based networks, (ii) flexibly priced, bundled products and services; (iii) responsive customer service orientation; and (iv) integrated operations, customer support and network monitoring and management systems. The Company's centrally managed customer support operations are designed to facilitate the processing of orders for changes and upgrades in customer services. To reduce the inherent risk in bringing new and untested telecommunications products and services to a dynamically changing market, the Company introduces its products and services once market demand develops and offers them in diversified, competitively-priced bundles, thereby increasing usage among its existing customers and attracting new customers. The services offered by the Company are typically priced at a discount to the prices of the ILECs.

     With a direct sales force in each of its service areas along with regional and national sales support, the Company targets medium- and large-sized telecommunications-intensive businesses in the areas served by its networks. Compensation for the Company's sales representatives is based primarily on commissions that are tied to sales generated. The Company's customers include financial services firms, health care, media, telecommunications services and high tech companies and various governmental institutions. In addition, the Company markets its services through sales agents, landlords, advertisements, trade journals, media relations, direct mail and participation in trade conferences.

     The Company also targets long-distance carriers, ISPs, large, strategic business accounts and wireless telephone companies through its national sales organization. The Company has master services agreements (which generally set forth technical standards, ordering processes, pricing methodologies and service grade requirements, but do not guarantee any specified level of business for the Company) with a significant number of the long-distance carriers, including AT&T, MCI Communications Corporation, Sprint Corporation, WorldCom, Inc. and LCI, Inc. By providing long-distance companies with a local connection to their customers, the Company enables them to avoid complete dependence on the ILECs for access to customers and to obtain a high quality and reliable local connection. The Company provides a variety of transport services and arrangements that allow long distance carriers to connect their own switches in both local areas (intra-city) and in wide areas (inter-city). Additionally, long distance companies may purchase the Company's transport services that allow them to connect their switch to an ILEC switch and to end user locations directly. The Company's advanced networks allow it to offer high volume business customers and long-distance carriers uniformity of services, pricing, quality standards and customer service.

CUSTOMER SERVICE


     With over 365 expert technicians, customer service representatives and administrative support staff, the Company provides its customers with continuous support and superior service. To serve its customers, account representatives are assigned to the Company's customers to act as effective liaisons with the Company. Technicians and other support personnel are available in each of the Company's markets to react to any network failures or problems. In addition, the NOC provides 24 hour-a-day, 7 days-a-week surveillance and monitoring of networks to maintain the Company's network reliability and performance. See
' -- Telecommunications Networks and Facilities -- Network Monitoring and Management.'


COMPETITION

     The Company believes that the principal competitive factors affecting its business are, and will continue to be, (i) the availability of proven support systems for the Company's back office systems, including provisioning and billing, (ii) competition for skilled, experienced personnel, and (iii) regulatory decisions and policies that promote competition. The Company believes that it competes favorably with other companies in the industry or is impacted favorably with respect to each of these factors. The technologies and systems which provide back office support for the CLEC industry are nascent and may not keep pace with the growth of order volume, integration with other systems, and production of required information for systems managers. The best personnel in all areas of the Company's operations are in demand by the numerous participants in the highly specialized CLEC industry. While the Company's employee base is very stable, it is anticipated that others in the industry will continue to demand high quality personnel and will thus drive pressure to maintain extremely competitive compensation and benefits packages in addition to an attractive work environment. Regulatory environments at both the state and Federal level differ widely and have considerable influence on the Company's market and economic opportunities and resulting investment decisions. The Company believes it must continue monitoring regulatory developments and remain active in its participation in regulatory issues.


     Services substantially similar to those offered by the Company are also offered by the ILECs, which include Ameritech Corporation, Bell Atlantic Corporation, BellSouth Corporation, SBC Communications Inc. ('SBC') and GTE Corporation. The Company believes that ILECs generally benefit from their long-standing relationships with customers, substantial technical and financial resources greater than those of the Company, have the potential to subsidize services of the type offered by the Company from service revenues not subject to effective competition and currently benefit from certain existing regulations that favor the ILECs over CLECs such as the Company in certain respects. In addition, in most of the metropolitan areas in which the Company currently operates, at least one, and sometimes several, other CAPs or CLECs offer substantially similar services at substantially similar prices to those of the Company. Other CLECs, CAPs, cable television companies, electric utilities, long distance carriers, microwave carriers, wireless telephone system operators and private networks built by large end users currently do, and may in the future, offer services similar to those offered by the Company.

     The Company believes that the 1996 Act will provide increased business opportunities by opening all local markets to competition and requiring ILECs to provide increased direct interconnection. However, under the 1996 Act, the FCC and some state regulatory authorities may provide ILECs with increased flexibility to reprice their services as competition develops and as ILECs allow competitors to interconnect to their networks. In addition, some new entrants in the local market may price certain services to particular customers or for particular routes below the prices charged by the Company for services to those customers or for those routes, just as the Company may itself underprice those new entrants for other services, customers or routes. If the ILECs and other competitors lower their rates and can sustain significantly lower prices over time, this may adversely affect revenues of the Company if it is required by market pressure to price at or below the ILECs' prices. If regulatory decisions permit the ILECs to charge CAPs/CLECs substantial fees for interconnection to the ILECs' networks or afford ILECs other regulatory relief, such decisions could also have a material adverse effect on the Company. However, the Company believes that the negative effects of the 1996 Act may be more than offset by
(i) the increased revenues available as a result of being able to address the entire local exchange market, (ii) mutual reciprocal compensation with the ILEC that results in the Company terminating its local exchange traffic on the ILEC's network at little or no net cost to the Company, (iii) obtaining access to off-network customers through more reasonably priced expanded interconnection with ILEC networks and (iv) a shift by IXCs to purchase access services from CAPs/CLECs instead of ILECs. There can be no assurance, however, that these anticipated results will offset completely the effects of increased competition as a result of the 1996 Act.

     Historically, the Company has been able to build new networks and expand existing networks in a timely and economical manner through strategic arrangements such as leasing fiber optic cable from TW Cable, which already possesses rights-of-way and has facilities in place. The Company intends to use its experience and presence in the telecommunications industry to fully exploit its available capacity, further develop and expand its existing telecommunications infrastructure and offer a diversified range of products and services in competitively priced bundles.

GOVERNMENT REGULATION

     Historically, interstate and foreign communication services were subject to the regulatory jurisdiction of the FCC, and intrastate and local telecommunications services were subject to regulation by state public service

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

commissions. With the enactment of the 1996 Act, competition in all telecommunications market segments, including interstate and intrastate, local and long distance, became matters of national policy. As described below, the respective roles of Federal and state regulators to establish rules and pricing requirements to implement that policy remain the subject of litigation. Nonetheless, the Company believes that the national policy fostered by the 1996 Act should contribute to an increase in the market opportunities for the Company. Because these developments require numerous actions to be implemented by individual Federal and state regulatory commissions, and are subject to particular legal, political and economic conditions, it is not possible to predict the pace at which regulatory liberalization will occur.

Telecommunications Act of 1996

     In early 1996, President Clinton signed the 1996 Act, the most comprehensive reform of the nation's telecommunications laws since the Communications Act. The 1996 Act prohibits state and local governments from enforcing any law, rule or legal requirement that prohibits or has the effect of prohibiting any person from providing any interstate or intrastate telecommunications service. This provision of the 1996 Act should enable the Company to provide a full range of local telecommunications services in any state. States retain jurisdiction under the 1996 Act to adopt competitively neutral regulations necessary to preserve universal service, protect public safety and welfare, ensure the continued quality of telecommunications services and safeguard the rights of consumers. States are also responsible for mediating and arbitrating CLEC-ILEC interconnection arrangements if voluntary agreements are not reached. Therefore, the degree of state regulation of local telecommunications services may be substantial.

     The 1996 Act imposes a number of access and interconnection requirements on all local exchange providers, including CLECs, with additional requirements imposed on ILECs. The 1996 Act requires CLECs and ILECs to attempt to resolve interconnection issues through negotiations for at least 135 days. During these negotiations, the parties may submit disputes to state regulators for mediation and, after the negotiation period has expired, the parties may submit outstanding disputes to state regulators for arbitration. As of December 31, 1997, the Company has executed 33 definitive interconnection agreements with ILECs, covering 18 of its markets. The Company has executed interconnection agreements with the ILECs in each of its markets in which it offers switched services and has negotiated, or is negotiating, secondary interconnection arrangements with carriers whose territories are adjacent to the Company's for intrastate intraLATA toll traffic and extended area services.

     Under the 1996 Act, the FCC was required to establish rules and regulations to implement the local competition provisions of the 1996 Act within six months of enactment. In August 1996, the FCC issued two reports and orders. In the First Report and Order, the FCC promulgated rules to govern interconnection, resale, unbundled network elements, and the pricing of those facilities and services, as well as the negotiation and arbitration procedures to be utilized by states to implement those requirements. In the Second Report and Order, the FCC adopted rules to govern the dialing parity requirements of the 1996 Act.

     In July 1997, the Eighth Circuit Court of Appeals issued a decision in which it affirmed certain portions of the FCC's rules and vacated others. It vacated the FCC rules governing the pricing of interconnection, resale, and unbundled network elements on the basis that the FCC lacks jurisdiction to establish pricing rules for intrastate service. It also vacated rules allowing requesting carriers to select from among various provisions of individual interconnection agreements between ILECs and other carriers, and rules permitting the combining of network elements. In a subsequent decision, the court vacated the FCC's dialing parity rules with respect to intraLATA service. In October 1997, the Eighth Circuit Court of Appeals issued an order on rehearing in which it vacated one additional FCC rule. The vacated rule prohibited ILECs from separating network elements that they currently combine, except upon request. Although the FCC's rules governing the pricing of interconnection, unbundled network elements, and resale have been vacated by the Eighth Circuit Court of Appeals, interconnection and arbitration proceedings at the state level have continued with the states implementing their own pricing standards.

     Several entities, including the United States government, have submitted petitions for certiorari asking the U.S. Supreme Court to review the orders of the Eighth Circuit Court of Appeals. Those petitions ask the Supreme Court to review the Court of Appeals' ruling that the FCC lacks jurisdiction to establish pricing rules for intrastate services and facilities as well as to establish dialing parity requirements for intrastate (including most intraLATA) service. In addition, the petitions ask the Supreme Court to review the Court of Appeals' decision to vacate the so-called 'pick and choose' rule established by the FCC. That rule required LECs to make available to requesting carriers (including the Company) any provision from any interconnection, unbundled network element or resale agreement between an ILEC and any requesting carrier approved by a state commission. Finally, several of the petitions (including that of the U.S. government) have asked the Supreme Court to review the October 1996 rehearing order vacating the FCC rule which required ILECs to make available combined packages of network elements.

     On January 26, 1998, the Supreme Court issued an order granting all of the petitions for certiorari seeking its review of the order of the Eighth Circuit Court of Appeals. The case will not be heard until autumn 1998, and may not be decided until 1999. Unless the Supreme Court reverses the rulings of the Eighth Circuit Court of Appeals, interconnection, resale and unbundled network element pricing questions will continue to be determined solely by state commissions based upon each state's own pricing rules and standards. The obligation to provide dialing parity for intrastate services will remain a requirement of the 1996 Act, although it will be left to the states to establish rules to implement that requirement. In addition, there will be no Federal obligation for ILECs to offer combined platforms of network elements, although state commissions may impose such a requirement. The Company believes that the availability of combined platforms of network elements could create economic incentives for new competitors to enter local markets through acquisition of ILEC network element platforms rather than by investing in their own network facilities as the Company does.

     The 1996 Act provides a detailed list of items which are subject to these interconnection negotiations, as well as a detailed set of duties for all affected carriers. All local exchange carriers, including CLECs, have a duty to
(i) not unreasonably limit the resale of their services, (ii) provide number portability if technically feasible, (iii) provide dialing parity to competing providers, (iv) provide access to poles, ducts and conduits and (v) establish reciprocal compensation arrangements for the transport and termination of telecommunications.

     Under the 1996 Act and rules established by the FCC in 1996 (and modified on reconsideration in 1997), LECs, including the Company, are required to make available number portability. Number portability refers to the ability of users of telecommunications services to retain, at the same location, existing telecommunications numbers without impairment of quality, reliability, or convenience when switching from one telecommunications carrier to another. Under the schedule for number portability implementation established by the FCC, LECs are required to implement number portability in the 100 largest Metropolitan Statistical Areas ('MSAs') over a 5-phase period which begins on October 1, 1997 and concludes December 31, 1998. Thereafter, in areas outside the 100 largest MSAs, LECs are required to make available number portability within 6 months of receipt of a specific request from another telecommunications carrier.

     The 1996 Act and the FCC's rules also require LECs to implement dialing parity. Dialing parity refers to the ability of a person that is not an affiliate of a LEC to be able to provide telecommunications services in such a manner that customers have the ability to route automatically without the use of any access code, their telecommunications to the telecommunications service provider of the customer's designation from among 2 or more telecommunications service providers (including such LEC). Under rules promulgated by the FCC in 1996, all LECs, including the Company, are required to provide intraLATA and interLATA dialing parity not later than February 8, 1999. However, if a LEC also provides interLATA service as the Company does, that LEC was required to provide dialing parity by August 8, 1997. LECs unable to comply with that August 8, 1997 deadline were required to have notified the FCC by May 8, 1997. As indicated above, the Eighth Circuit Court of Appeals has vacated the FCC's dialing parity rules with respect to intraLATA dialing.

     In addition to those general duties of all LECs, ILECs have additional duties to (i) interconnect at any technically feasible point and provide service equal in quality to that provided to their customers or the ILEC itself, (ii) provide unbundled access to network elements at any technically feasible point,
(iii) offer retail services at wholesale prices for the use of competitors, (iv) provide reasonable public notice of changes in the network or the information necessary to use the network and (v) provide for physical collocation. The 1996 Act further imposes various pricing guidelines for the provision of certain of these services. Both the ILECs and the requesting carriers have a statutory duty to negotiate in good faith regarding these arrangements, and the RBOCs, in particular, must successfully achieve agreements, leading to the development of facilities based competition for business and residential users, in order to enter the long distance markets within their regions. The Company has successfully concluded interim agreements governing interconnection arrangements in all of the states in which it holds CLEC authority. A number of the Company's competitors are arbitrating issues governing interconnection. The Company's interim agreements will be replaced by final arrangements which

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

will reflect the outcome of arbitration and utility commission proceedings concerning pricing and other terms of interconnection. The Company cannot predict the outcome of such arbitration and utility commission proceedings.

     As noted above, the Company, in those states in which it is a CLEC, is subject to five obligations under the 1996 Act. Specifically, the Company must
(i) not unreasonably limit the resale of its services, (ii) provide number portability if technically feasible, (iii) provide dialing parity to competing providers, (iv) provide access to poles, ducts and conduits owned by it and (v) establish reciprocal compensation arrangements for the transport and termination of telecommunications. The Company does not restrict the resale of its services, engages in reciprocal compensation arrangements, and provides dialing parity, satisfying three of the five requirements. The Company generally licenses poles, ducts and conduits, and therefore owns few such rights-of-way subject to the requirement to make them available to other carriers. Finally, the Company now provides interim number portability and is prepared to provide full number portability in 1998, in compliance with FCC requirements.

     The 1996 Act establishes procedures under which BOCs may apply to the FCC for authority to provide interLATA service from states within their operating regions. A BOC seeking in-region interLATA authority must demonstrate that it is subject to competition from a competitor in the state with whom it has entered into an interconnection agreement and which is providing service to business and residential customers within the state exclusively or predominantly over its own facilities. Alternatively, the BOC may seek in-region interLATA authority if no provider has requested access and interconnection, and the BOC has in place a state commission-approved statement of generally available terms and conditions for access and interconnection which is available to competitors. Further, access and interconnection agreements must comply with each point of a 14 point competitive checklist. To date, four applications by BOCs for in-region interLATA authority have been filed with the FCC. An application filed by SBC for authority in Oklahoma was denied by the FCC in June 1997. In March of 1998, SBC's appeal was denied. In addition, in a decision that is currently being appealed, SBC recently prevailed in a civil lawsuit in U.S. District Court that challenged the constitutionality of the provisions of the 1996 Act governing BOC entry into the long distance market. Ameritech applied for authority to provide interLATA service in Michigan. That application has been denied. The Company anticipates that the RBOCs will eventually comply with the competitive checklists and that their applications to provide interLATA service will ultimately be approved. BellSouth applied for authority to provide in-region, interLATA services in both Louisiana and South Carolina. Those applications were denied and are currently being appealed.

     If the BOCs become authorized to provide in-region interLATA service, they will be able to offer customers a full range of local and long distance services. BOC entry into the interLATA services markets may reduce the market shares held by major IXCs, which are among the Company's largest customers. However, the Company believes that BOC entry into the interLATA market will encourage IXCs to increase their use of exchange access services offered by the Company and by other CLECs rather than the exchange access services of the BOCs. When BOCs provide long distance services outside their local telephone service areas, they will be potential customers of the Company's services as well as services of other CLECs and CAPs.

     The 1996 Act obligates the FCC to establish mechanisms for ensuring that consumers, including low income consumers and those located in rural, insular and high cost areas, have access to telecommunications and information services at rates reasonably comparable to those charged for similar services in urban areas. The 1996 Act also requires the FCC to establish funding mechanisms to make available access to telecommunications services, including advanced services, to schools, libraries and rural health care centers. These requirements are generally referred to as the universal service requirements of the 1996 Act. In May 1997, the FCC adopted rules to implement the universal service requirements. Under those rules, all telecommunications carriers, including the Company, are required to contribute to support universal service. If the Company offers to provide local exchange service to all customers within certain geographic areas, it may be deemed to be an 'Eligible Carrier' and therefore entitled to subsidy funds under the program established by the FCC. Certain aspects of universal service, including the formulas to be used to quantify local service costs remain under study by the FCC.

FEDERAL REGULATION

     Through a series of regulatory proceedings, the FCC has established different levels of regulation for 'dominant carriers' and 'nondominant carriers.' For domestic interstate telecommunications purposes, the

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

ILECs are generally classified as dominant carriers, and all other carriers, including the Company and other CLECs are classified as nondominant carriers. As a nondominant carrier, the Company has been required to file tariffs and periodic reports with the FCC concerning the Company's interstate circuits and deployment of network facilities. The FCC has proposed eliminating this reporting requirement for IXCs, and the Company and another CAP have filed petitions with the FCC asking that it permit CAPs to dispense with filing of FCC tariffs, at the option of the carrier. On June 19, 1997, the FCC issued a memorandum opinion and order granting the Company's petition that the FCC forbear from requiring it and other nonincumbent LECs to file tariffs for their interstate access services. Thus, the Company now provides interstate access service to customers pursuant to contracts. This will improve the Company's flexibility in implementing changes to its interstate access service prices in response to competition and will reduce the Company's regulatory compliance costs. Tariffs must still be filed with respect to other interstate services, such as long distance services.

     The FCC's action does not, however, impact the Company's state public utility commission tariff requirements. Whether or not the Company is subject to a tariff filing requirement, the Company must offer its interstate services on a nondiscriminatory basis, at just and reasonable rates, and it is subject to the complaint provisions of the Communications Act. For its current offering of interstate services as a nondominant carrier, the Company is not subject to rate of return or price cap regulation by the FCC and may install and operate digital facilities for the transmission of interstate communications without prior FCC authorization. Pursuant to the 1996 Act, the Company will become subject to additional Federal regulatory obligations when it provides local exchange service in a market, such as the access and interconnection requirements that are imposed on all local exchange providers. See ' -- Telecommunications Act of 1996.'

STATE REGULATION

     The Company has acquired all state government authority needed to conduct its business as currently contemplated to be conducted. Most state public service commissions require carriers that wish to provide local and other jurisdictionally intrastate common carrier services to be authorized to provide such services. The Company's operating subsidiaries and affiliates are authorized as common carriers in ten states. This certification covers the provision of switched services including local basic exchange service, point to point private line, competitive access services, and in five states long distance services. The certification process has become fairly routine since the passage of the 1996 Act.

LOCAL GOVERNMENT AUTHORIZATIONS

     The Company may be required to obtain from municipal authorities street opening and construction permits and other rights and other rights-of-way to install and expand its networks in certain cities. In some cities, the Company's affiliates or subcontractors may already possess the requisite authorizations to construct or expand the Company's networks.

     In some of the metropolitan areas where the Company provides network services, the Company pays license or franchise fees based on a percent of gross revenues. There can be no assurance that municipalities that do not currently impose fees will not seek to impose fees in the future, nor is there any assurance that, following the expiration of existing franchises, fees will remain at their current levels. Under the 1996 Act, municipalities are required to impose such fees on a competitively neutral and nondiscriminatory basis. There can be no assurance, however, that municipalities that currently favor the ILECs will conform their practices in a timely manner or without legal challenges by the Company or another CAP or CLEC.

     If any of the Company's existing franchise or license agreements for a particular metropolitan area were terminated prior to its expiration date and the Company were forced to remove its fiber optic cables from the streets or abandon its network in place, even with compensation, such termination could have a material adverse effect on the Company's operation in that metropolitan area and could have a material adverse effect on the Company.

     The Company is party to various regulatory and administrative proceedings, however, subject to the discussion above, the Company does not believe that any such proceedings will have a material adverse effect on its business.

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COMPANY NAME

     The use of the 'Time Warner' name by the Company is subject to a certain license agreement with TW. See 'Risk Factors -- Discontinuance of Use of `Time Warner' Name' and 'Certain Relationships and Related Transactions -- Certain Operating Agreements.'

EMPLOYEES

     As of March 31, 1998, the Company employed approximately 739 full-time employees, none of whom are represented by a union or covered by a collective bargaining agreement. The Company believes that its relations with its employees are good. In connection with the construction and maintenance of its networks and the conduct of its other business operations, the Company uses third party contractors, some of whose employees may be represented by unions or collective bargaining agreements. The Company believes that its success will depend in part on its ability to attract and retain highly qualified employees and maintain good working relations with its current employees.

PROPERTIES

     The Company leases network hub sites and other facility locations and sales and administrative offices, substantially all of which are leased from TW Cable, in each of the cities in which it operates networks. During 1996 and 1997, rental expense for the Company's facilities and offices totaled approximately $3.9 million and $4.7 million, respectively. The Company owns no material real estate. Management believes that its properties, taken as a whole, are in good operating condition and are suitable and adequate for the Company's business operations. The Company currently leases approximately 130,000 square feet of space in Greenwood Village, Colorado, where its corporate headquarters are located.

LEGAL PROCEEDINGS

     The Company is a party to various claims and legal and regulatory proceedings arising in the ordinary course of business. The Company does not believe that such claims or proceedings, individually or in the aggregate, will have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT


REPRESENTATIVES, EXECUTIVE OFFICERS AND KEY EMPLOYEES



     The following table sets forth certain information (as of June 22, 1998) with respect to the persons who are Representatives on the Management Committee, executive officers or key employees of the Company (each of such persons holds a similar position at TWT):



                NAME                   AGE                                  POSITION
------------------------------------   ---   ----------------------------------------------------------------------
Larissa L. Herda....................   40    President and Chief Executive Officer(1)
Paul B. Jones.......................   50    Senior Vice President, Legal and Regulatory
A. Graham Powers....................   51    Senior Vice President, Engineering and Technology
David J. Rayner.....................   41    Senior Vice President and Chief Financial Officer
Raymond H. Whinery..................   43    Senior Vice President, Technical Operations
Julie A. Rich.......................   44    Vice President, Human Resources and Business Administration
Richard J. Bressler.................   40    Representative(2)
Peter R. Haje.......................   63    Representative(2)
Spencer B. Hays.....................   53    Representative(2)


------------


(1) Prior to June 22, 1998, Stephen A. McPhie served as President and Chief Executive Officer of the Company. He resigned his position on that date to accept a position with MediaOne. Prior to joining the Company in January 1997, Mr. McPhie was Vice President of Business Development of US WEST, Inc. (the predecessor of MediaOne).



(2) Prior to the completion of the Offering, the Management Committee will be reconstituted and the Representatives will be selected and nominated in accordance with the LLC Agreement.



     Ms. Herda has served as President and Chief Executive Officer of the Company since June 22, 1998. From March 1997 to June 21, 1998, Ms. Herda served as Senior Vice President, Sales of the Company. From 1989 to 1997, Ms. Herda was employed by MFS Telecom Inc., a CLEC, most recently as Southeast Regional Vice President and General Manager.



     Mr. Jones has served as Senior Vice President, Legal and Regulatory of the Company since October 1993. From 1992 to 1993, Mr. Jones served as Senior Vice President, Corporate Development of Time Warner Cable Ventures. Mr. Jones was Senior Vice President and General Counsel of Warner Cable from 1987 to 1992 and Vice President, Strategy and Development of CBS Publishing Group from 1985 to 1986. From 1977 to 1979, Mr. Jones was the Assistant General Counsel for the FCC.





     Mr. Powers has served as Senior Vice President, Engineering and Technology of the Company since June 1996. From August 1993 to May 1996, Mr. Powers served as Senior Vice President, Operations Development and Business Implementation. Prior to joining the Company, Mr. Powers was the President of Telecommunications Strategy Inc., a technology consulting service, from May 1992 to July 1993 and previously held various management positions at American Television and Communications Corporation, a subsidiary of Time Warner Inc.



     Mr. Rayner has served as Senior Vice President and Chief Financial Officer of the Company since June 1998. From February 1997 to May 1998, Mr. Rayner served as Vice President, Finance. From May 1994 to February 1997, Mr. Rayner served as Controller. From 1982 to 1994, Mr. Rayner held various financial and operational management positions in TW Cable.



     Mr. Whinery has served as Senior Vice President, Technical Operations of the Company since January 1997. From May 1994 to January 1997, Mr. Whinery served as the Senior Director of Engineering and Planning. Prior to May 1994, Mr. Whinery was employed by U S WEST, Inc. (the predecessor of MediaOne) from 1978 and served as General Manager for Idaho, Montana, North Dakota and South Dakota from 1992 to 1994.



     Ms. Rich has served as Vice President, Human Resources and Business Administration of the Company since March 1998. From June 1996 to February 1998, she owned an independent human resources consulting practice. From 1984 to 1996 she was a founder of XEL Communications, Inc., a telecommunications manufacturer, and held positions of Director and Vice President of Human Resources.

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     Mr. Bressler has served as a Representative of the Company since June 1998 and as Executive Vice President and Chief Financial Officer of Time Warner Inc. since January 1998. Prior to that, he served as Time Warner Inc.'s Senior Vice President and Chief Financial Officer from March 1995; as Senior Vice President, Finance from January 1995; and as a Vice President prior to that.



     Mr. Haje has served as a Representative of the Company since June 1998 and as Executive Vice President and General Counsel of Time Warner Inc. since October 1990 and Secretary since May 1993.



     Mr. Hays has served as a Representative of the Company since June 1998 and as Vice President and Deputy General Counsel of Time Warner Inc. for more than the past five years.



MANAGEMENT COMMITTEE COMPOSITION



     Representatives are appointed by the Members. The LLC Agreement provides that the Management Committee will consist of 10 Representatives as follows: (i) up to seven Representatives appointed by the Members, (ii) the Chief Executive Officer of the Company (the 'CEO') and (iii) two Representatives who are neither employed by nor affiliated with the Company or any Member and who are appointed by a subcommittee comprised of the Representatives other than the CEO and the independent Representatives. The independent Representatives are expected to be nominated within a reasonable time after the Reorganization and, in any event,
before             , 1998. See 'Certain Relationships and Related
Transactions -- LLC Agreement.'



COMPENSATION OF REPRESENTATIVES






     Representatives who are employees of the Company or of any of the Members or their affiliates shall not be entitled to any fee, remuneration, compensation or expense reimbursement in connection with their service at Management Committee meetings as Representatives. It is currently anticipated that each Representative who is not affiliated with the Company or any of the holders of Class B Interests will be entitled to receive an annual retainer of [$25,000] (to be paid [50]% in cash and [50]% in Class A Interests) and an additional $[1,000] plus reasonable expenses for attending each meeting of the Management Committee.



EFFECT OF THE RECONSTITUTION



     Pursuant to the Stockholders Agreement to be entered into by the Existing Stockholders in connection with the Reconstitution, the following provisions regarding the Board of Directors will be applicable to the Company.



     BOARD COMPOSITION



     Following the Reconstitution, directors will be elected annually. The Stockholders Agreement provides that the Board of Directors will consist of up to 10 directors and that at each annual meeting of the Company's stockholders at which directors are elected, the holders of the Class B Common Stock will vote their shares in favor of the following nominees: (i) up to seven nominees selected by the holders of Class B Common Stock, (ii) the CEO and (iii) two nominees who are neither employed by nor affiliated with the Company or any holder of Class B Common Stock and who are selected by a committee comprised of the members of the Board of Directors other than the CEO and the independent directors. See 'Certain Relationships and Related Transactions -- Stockholders Agreement.'



     The holders of the Class A Common Stock will not have the right, as a class, under the Company's Certificate of Incorporation or the Stockholders Agreement to nominate any individuals for election to the Board of Directors.


     COMMITTEES OF BOARD OF DIRECTORS


     The Board of Directors will have two committees: (i) an Audit Committee and
(ii) a Compensation Committee.



     The Audit Committee will be comprised of a majority of independent directors. The Audit Committee reviews and recommends to the Board, as it deems necessary, the internal accounting and financial controls for
                                       51
the Company and the accounting principles and auditing practices and procedures to be employed in preparation and review of financial statements of the Company. The Audit Committee makes recommendations to the Board concerning the engagement of independent public accountants and the scope of the audit to be undertaken by such accountants. Ernst & Young LLP presently serves as the independent auditors of the Company.



     The Compensation Committee will be comprised solely of independent directors. The Compensation Committee reviews and, as it deems appropriate, recommends to the Board policies, practices and procedures relating to the compensation of the officers and other managerial employees and the establishment and administration of employee benefit plans. The Compensation Committee will have such additional powers and be granted additional authority as may be conferred upon it from time to time by the Board.



     Compensation of Directors



     Directors who are employees of the Company or of any of the holders of Class B Common Stock or their affiliates will receive no compensation for their services as directors. It is currently anticipated that each director who is not affiliated with the Company or any of the holders of Class B Common Stock will be entitled to receive an annual retainer of [$25,000] (to be paid [50]% in cash and [50]% in Class A Common Stock) and an additional $[1,000] plus reasonable expenses for attending each meeting of the Board of Directors. Each such director is also entitled to be paid $[1,000] annually for each committee of the Board of Directors for which such director serves as chairman.


COMPENSATION OF EXECUTIVE OFFICERS


     The following table sets forth information concerning total compensation paid to the Company's current Chief Executive Officer and each of its four remaining most highly compensated current executive officers (the 'named executive officers') for services rendered to the Company during 1998 in their capacities as executive officers.



                           SUMMARY COMPENSATION TABLE






                                                                            LONG-TERM COMPENSATION
                                                                           ------------------------
                                                                           AWARDS(2)
                                                                           ----------
                                                              ANNUAL       SECURITIES     PAYOUTS
                                                           COMPENSATION    UNDERLYING    ----------
                                                           ------------     OPTIONS         LTIP          ALL OTHER
               NAME & PRINCIPAL POSITION                    SALARY(1)      AWARDED(2)    PAYOUTS(3)    COMPENSATION(4)
--------------------------------------------------------   ------------    ----------    ----------    ---------------
Larissa L. Herda .......................................     $176,800         3,800       $      --        $    --
  President and Chief Executive Officer
Paul B. Jones ..........................................     $259,242         8,350       $ 150,000        $    --
  Senior Vice President,
  Legal & Regulatory
A. Graham Powers .......................................     $175,479         3,800       $  67,500        $ 1,620
  Senior Vice President,
  Engineering & Technology
David J. Rayner ........................................     $171,000         3,800       $      --        $ 1,200
  Senior Vice President and Chief
  Financial Officer


 ------------


(1) The information provided under the heading 'Salary' is the current annual salary prior to the Reorganization. Once the Reorganization is completed, the named executive officers will receive the annual salaries set forth in their employment agreements with the Company as follows: Ms. Herda, $300,000; Mr. Jones, $259,000; Mr. Powers, $175,000; Mr. Rayner, $171,000;
    and           , $        . These
                                              (footnotes continued on next page)

(footnotes continued from previous page)

    employment agreements also provide for an annual bonus target of 50% of each executive's annual salary. See 'Employment Agreements.' In accordance with rules of the Securities and Exchange Commission ('SEC'), amounts of personal benefits totalling less than 10% of the total annual salary and bonus reported in the Table have been omitted.






(2) All of these options are exercisable for the common stock of Time Warner Inc. ('TW common stock'). None of these options was awarded with tandem stock appreciation rights. For information regarding awards of options exercisable for Class A Interests, see ' -- LLC Option Plan.' For information regarding stock options with respect to Class A Common Stock in connection with an Initial Public Offering, see ' -- Effect of the Reconstitution.'



(3) These payouts were made in 1998 to participants in the TW Cable Long-Term Cash-Flow Incentive Plan for the 1994 to 1997 four-year cycle.



(4) The amounts shown in this column include the following:


         (a) Pursuant to the TWC Savings Plan (the 'Savings Plan'), a defined contribution plan available generally to employees of the Company, each executive named above, if eligible, may defer a portion of his or her annual compensation and the Company contributes an additional two-thirds of that contribution so deferred by the executive ('Matching Contribution'). These Matching Contributions were invested under the Savings Plan. The amount contributed on behalf of each named executive officer for 1998, through April 30, 1998, is disclosed under the heading 'All Other Compensation.'


         (b) The Company maintains a program of life and disability insurance generally available to all salaried employees on the same basis. For 1998, prior to the Reorganization, group term life insurance was reduced to $50,000 for Mr. Jones, who is given an annual cash payment equal to the cost of replacing coverage amounting to three times base salary and annual bonus less $50,000.



LLC OPTION PLAN



     The Company intends to adopt an option plan (the 'LLC Option Plan') to provide for the granting of options to purchase Class A Interests to Representatives and employees of the Company and its subsidiaries. The LLC Option Plan is expected to provide for the granting of options to purchase Class A Interests representing approximately _____% of the equity in the Company, in the aggregate. It is anticipated that the LLC Option Plan would provide that the purchase price of the Class A Interests covered by each option granted thereunder will be determined by the Management Committee based upon an appraisal procedure, and would provide the recipient with liquidity through a repurchase of the Class A Interests acquired thereunder by the Company under certain specified circumstances. In connection with the Reconstitution, any such options would automatically be converted into options to purchase shares of Class A Common Stock pursuant to the Corporate Option Plan (as defined below).



     Any awards under the LLC Option Plan will be determined by the Management Committee in its discretion. It is not possible to predict the awards that will be made to particular officers in the future under the LLC Option Plan, except that in connection with the consummation of the Offering, it is expected that
Ms. Herda and Messrs. Jones, Powers, Rayner and           will be awarded
options with respect to Class A Interests having participation percentages of
      ,       ,       ,       and       , respectively. These awards will become
exercisable in installments over the four years following the date of grant (subject to acceleration upon the occurrence of certain events) and will expire ten years from the date of the grant.




EFFECT OF THE RECONSTITUTION



     Following the Reconstitution, the Company expects to adopt the Time Warner Telecom Inc. Corporate Stock Option Plan (the 'Corporate Option Plan') which will provide for the granting of stock options to purchase shares of Class A Common Stock to directors and employees of the Company and its subsidiaries. The Company believes that the stock options to be granted under the Corporate Option Plan will be an important part of the compensation of the Company's key employees. The Board of Directors and the stockholders of the Company are expected to approve the Corporate Option Plan immediately prior to an Initial Public Offering.



Stock Option Plan


     Stock Subject to the Plan


     The Corporate Option Plan is expected to provide for the granting of
options ('Options') to purchase a maximum of       shares (approximately
____% of the Class A Common Stock expected to be outstanding) of the Company's Class A Common Stock (the 'Awards'). The shares of Class A Common Stock issued under the Corporate Option Plan may be either authorized and unissued shares or issued shares held in treasury, or both. The Company will reserve the number of shares necessary to satisfy the maximum number of shares that may be issued under the Corporate Option Plan. The Class A Common Stock underlying any Option that expires, terminates or is canceled for any reason without being exercised will again become available for Awards under the Corporate Option Plan. Cash payments received by the Company upon the exercise of Options will be used for general corporate purposes.


     Administration and Eligibility


     The Board of Directors intends to delegate authority to administer the Corporate Option Plan to its Compensation Committee (the 'Committee'). Members of the Committee will be 'non-employee directors' within the meaning of the SEC Rule 16b-3 and 'outside directors' within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the 'Code').


     Awards may be made to employees and directors whether or not they participate or are entitled to participate in any other option, restricted stock or other compensation plan of the Company. The maximum number of shares that may
be awarded to any one person, is      . The exercise of Options granted to a
prospective employee will be conditioned upon such person becoming an employee of the Company or one of its subsidiaries.


     Except as expressly provided by the Corporate Option Plan, the Board of Directors, or to the extent delegated to the Committee, the Committee will have the plenary authority in its discretion, to grant Awards under the Corporate Option Plan and to determine the terms and conditions (which need not be identical) of such Awards, including without limitation, (a) the employees and directors to whom, and the time or times at which, Awards will be granted, (b) the number of Awards to be granted, (c) whether an Option will be an incentive stock option, within the meaning of Section 422A of the Code ('ISO') or a nonqualified stock option ('NSO'), (d) the exercise price of any such Award, (e) when an Option can be exercised and whether in whole or in installments, and (f) the form, terms and provisions of any agreement in which Awards of Options are made (an 'Award Agreement').


     Options


     Purchase Price. Subject to the limitations set forth below, the purchase price of the shares of Class A Common Stock covered by each Option will be determined by the Board of Directors, or to the extent delegated to the Committee, the Committee on the date of grant. The purchase price of the shares of Class A Common Stock covered by each Option will not be less than the fair market value of the Class A Common Stock on the date of grant of such Option. In addition, an ISO may not be granted to any person who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company unless the purchase price is at least 110% of the fair market value of the Class A Common Stock at the time the ISO is granted and the ISO is not exercisable after the expiration of five years from the date it is granted.



     Term and Exercise. The duration of each Option will be for a period of up to ten years as the Board of Directors, or to the extent delegated to the Committee, the Committee determines at the time of grant and may be exercised in whole or in part any time or only after a period of time or in installments, as determined by the Board of Directors or Committee at the time of grant, or by the Board of Directors' or Committee's subsequent acceleration. Under the terms of the Corporate Option Plan, Options become immediately exercisable in full if the optionee's employment terminates by reason of death or total disability.

     The Board of Directors, or to the extent delegated to the Committee, the Committee will establish Option exercise procedures. Payments may be made in cash or, unless otherwise determined by the Board of Directors or Committee, in shares of Class A Common Stock already owned by the optionee or partly in cash and partly in such Common Stock.


     Options may be exercised after termination of employment only to the extent provided in the Award Agreement; provided, however, that (i) if employment terminates by reason of death or total disability, Options will remain exercisable for a period of at least one year after such termination (but not later than the scheduled expiration of such Options) and (ii) if employment terminates for cause, then all such Options will terminate immediately.

     Transferability. To the extent permitted by the Award Agreement, Options will be transferable by gift to members of a holder's immediate family. Options will also be transferable to a designated beneficiary or by will or the laws of descent and distribution upon the death of the holder.

     Acceleration of Options

     Unless otherwise provided in Award Agreement, each Award will vest upon the occurrence of any of the following change-of-control transactions: (i) the Board of Directors (or stockholders if required) approves a consolidation or merger in which the Company is not the surviving corporation, the sale of all or substantially all of the assets of the Company, or the liquidation or dissolution of the Company or (ii) (a) TW, directly or indirectly, no longer has the right under the Stockholders Agreement, or any other agreement or arrangement, to cause at least three of its nominees to be elected to the Company's Board of Directors and (b) any person or entity, other than an Existing Stockholder, or any affiliate of an Existing Stockholder, owns more than 20% of the common equity of the Company.


     Under Section 4999 of the Code, an optionee may be required to pay an excise tax on certain cash or stock received in connection with the optionee's termination of employment following any such change-of-control transaction, and, under Section 280G of the Code, the Company, may not be entitled to a deduction for Federal income tax purposes for certain of such cash or stock paid to an optionee. However, the Corporate Option Plan provides that Award Agreements may contain provisions relating to the applicability of the penalty provisions of
Section 4999 of the Code to any such cash or stock received by an optionee.


     Additional Provisions


     Change in Capitalization. In the event of stock split, stock dividend, recapitalization, merger, consolidation or other similar transaction which affects the character or amount of the outstanding shares of Class A Common Stock, the Board of Directors, or to the extent delegated to the Committee, the Committee will equitably adjust the purchase price of each Award and the number of shares subject to each such Award, and the number of shares for which Awards may be granted under the Corporate Option Plan will be appropriately adjusted.



     Other. The obligations of the Company with respect to Awards granted under the Corporate Option Plan are subject to all applicable laws. Unless otherwise provided by the Board of Directors, or to the extent delegated to the Committee, the Committee, the payment of withholding taxes due in respect of an Award under the Corporate Option Plan may be made with shares of Class A Common Stock.


     Amendment and Termination


     No Awards may be granted under the Corporate Option Plan on or after the tenth anniversary of an Initial Public Offering. The Board of Directors may terminate or amend the Corporate Option Plan at any time, provided that the Board of Directors must comply with all applicable laws, applicable stock exchange listing requirements and applicable requirements for the Corporate Option Plan to qualify as 'performance based' under Section 162(m) of the Code. Termination or amendment of the Corporate Option Plan or any outstanding Award may not adversely affect the rights of any holder without his or her consent.



EMPLOYMENT AGREEMENTS


     The Company is a party to employment agreements with the named executive officers of the Company. These agreements have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

     Among other things, the agreements with the Company's named executive officers provide for: a three-year term of employment in a specified executive post, commencing on the date of the Reorganization; an annual salary; an annual bonus in the discretion of the Company, generally targeted at 50% of the named executive officer's salary; and participation in any pension, profit-sharing, employee equity ownership, vacation, insurance, hospitalization, medical, health, disability and other employee benefit or welfare plan, program or policy whether now existing or established hereafter, to the extent that employees at such executive's level are generally deemed eligible under the general provisions thereof. The minimum annual salaries under these agreements are $300,000 for Ms. Herda; $259,000 for Mr. Jones; $175,000 for Mr. Powers;
$171,000 for Mr. Rayner and $     for      .


     Generally, such agreements include a narrow definition of the 'cause' for which an executive's employment may be terminated and in that event, the executive will only receive earned and unpaid base salary accrued through such date of termination.


     These agreements typically provide that in the event of the Company's material breach or termination of the executive's employment during the term of employment without cause, the executive will be entitled to continue to receive the base salary and annual bonus otherwise payable during the remaining portion of the executive's term of employment, provided that such amount shall not be less than the sum of such salary and bonus prorated for an 18-month period.
In addition, to the extent exercisable, any options will remain exercisable for 12 months after any such termination. Executives are not generally required to mitigate damages after such a termination, other than as necessary to prevent the Company from losing any tax deductions to which it otherwise would have been entitled for any payments deemed to be 'contingent on a change' under the Code.


     If an executive becomes disabled during the term of his or her employment agreement, the executive typically will receive 75% of the executive's then current salary and his or her applicable target annual bonus amount prorated for an 18-month period. Any such payments will be reduced by amounts received from Worker's Compensation, Social Security and disability insurance policies maintained by the Company.

     If an executive dies during the term of an employment agreement, generally the executive's beneficiaries will receive the executive's earned and unpaid salary to the last date of the month in which the death occurs and a pro rata portion of the executive's bonus for the year of his death.


STOCK OPTIONS AWARDED BY THE MEMBERS DURING 1998



     The following table sets forth certain information with respect to employee options to purchase shares of TW common stock ('TW Options') awarded by TW during 1998 (through May 31, 1998) to the named executive officers. All such TW options were nonqualified options and no stock appreciation rights ('SARs'), alone or in tandem with stock options, were awarded during 1998. No options to purchase MediaOne common stock were awarded to the named executive officers during 1998.



                 STOCK OPTION GRANTS DURING 1998 BY THE MEMBERS



                                   INDIVIDUAL GRANTS (1)
                     --------------------------------------------------
                                   PERCENT OF
                                     TOTAL                                   POTENTIAL REALIZABLE VALUE
                     NUMBER OF      OPTIONS                                  AT ASSUMED ANNUAL RATES OF
                     SECURITIES    GRANTED TO    EXERCISE                   STOCK PRICE APPRECIATION FOR
                     UNDERLYING    EMPLOYEES     OR BASE                            OPTION TERM
                      OPTIONS       IN 1998       PRICE      EXPIRATION    ------------------------------
       NAME           GRANTED         (2)        ($ /SH)        DATE          5% ($)           10% ($)
------------------   ----------    ----------    --------    ----------    -------------    -------------
Larissa L. Herda..      3,800          .04%       $72.06       3/17/08       $ 172,512        $ 435,387
Paul B. Jones.....      8,350           .1%       $72.06       3/17/08       $ 379,072        $ 956,705
A. Graham Powers..      3,800          .04%       $72.06       3/17/08       $ 172,512        $ 435,387
David J. Rayner...      3,800          .04%       $72.06       3/17/08       $ 172,512        $ 435,387



------------


(1) These TW options were awarded pursuant to stock option plans of Time Warner Inc. and the terms are governed by such plans and the recipient's option agreement. The option exercise price is the fair market

                                              (footnotes continued on next page)

    (footnotes continued from previous page)

    value of the TW common stock on the date of grant. The TW options shown in the table become exercisable in installments of one-third on the first three anniversaries of the date of grant. Payment of the exercise price of a TW option may be made in cash or, in whole or in part, in full shares of TW common stock already owned by the holder of the TW option. The payment of withholding taxes due upon exercise of a TW option may generally be made with shares of TW common stock.



(2) Represents a percentage of all options granted to employees of TW during 1998 (through May 29, 1998).



     As required by SEC rules, the dollar amounts in the last two columns represent the hypothetical gain or 'option spread' that would exist for the options based on assumed 5% and 10% annual compounded rates of TW common stock price appreciation over the full ten-year option term (resulting in 63% and 159% appreciation, respectively). These assumed rates of appreciation applied to the price on the date of the awards would result in a TW common stock price on March 17, 2008 of $117.46 and $186.64, respectively. These prescribed rates are not intended to forecast possible future appreciation, if any, of the TW common stock.


OPTION EXERCISES AND VALUES IN 1998


     The following table sets forth as to each of the named executive officers information with respect to option exercises during 1998 (through May 29, 1998) and the status of their options on May 29, 1998: (i) the number of shares of TW common stock underlying options exercised during 1998; (ii) the aggregate dollar value realized upon exercise of such options; (iii) the total number of shares of TW common stock underlying exercisable and nonexercisable stock options held on May 29, 1998; and (iv) the aggregate dollar value of in-the-money exercisable and nonexercisable stock options on May 29, 1998. None of the named executive officers has been awarded SARs alone or in tandem with stock options.

                   AGGREGATE OPTION EXERCISES DURING 1998 AND
                         OPTION VALUES ON MAY 29, 1998



                                                                                                        DOLLAR VALUE OF
                                        NUMBER OF                        NUMBER OF SHARES                 UNEXERCISED
                                          SHARES       DOLLAR         UNDERLYING UNEXERCISED              IN-THE-MONEY
                                        UNDERLYING      VALUE        OPTIONS ON MAY 29, 1998        OPTIONS ON MAY 29, 1998*
                                         OPTIONS     REALIZED ON   ----------------------------   ----------------------------
                 NAME                   EXERCISED     EXERCISE     EXERCISABLE   NONEXERCISABLE   EXERCISABLE   NONEXERCISABLE
--------------------------------------  ----------   -----------   -----------   --------------   -----------   --------------
Larissa L. Herda......................         --           --         1,667           7,133      $    57,099      $136,023
Paul B. Jones.........................         --           --        43,148          18,090      $ 1,718,140      $389,012
A. Graham Powers......................         --           --        14,068           8,232      $   518,148      $177,015
David J. Rayner.......................         --           --         1,134           4,466      $    41,105      $ 44,672



------------


* Based on a closing price of $77.8125 per share of TW common stock, on May 29, 1998 as reported on the New York Stock Exchange Composite Listing.






     The option exercise price of all options held by the named executive officers is the fair market value of the stock on the date of grant. All of the options held by the named executive officers become immediately exercisable in full upon the occurrence of certain events, including the death or total disability of the option holder, certain change-of-control transactions and, in most cases, the Company's breach of the holder's employment agreement. The TW options held by the named executive officers generally remain exercisable for three years after their employment is terminated without cause, for one year after death or total disability, for five years after retirement and for three months after termination for any other reason, except that such stock options awarded before 1996 are exercisable for three months after a termination without cause and after retirement and those awarded after July 1997 are exercisable for three years after death or disability. All TW options terminate immediately if the holder's employment is terminated for cause. The terms of the options shown in the chart are ten years.


PENSION COVERAGE


     Although the Company does not currently expect to have its own pension plan, Messrs. Jones, Powers and Rayner will, upon retirement, be entitled to receive benefits under the Time Warner Cable Pension Plan (the 'TW Cable Pension
Plan') based on service to the Company and/or TW Cable prior to               ,
1998. Set forth below is a brief description of the TW Cable Pension Plan.





     A participant accrues benefits under the TW Cable Pension Plan on the basis of 1 1/4% of the average annual compensation (defined as the highest average annual compensation for five consecutive full years of employment in the last ten years, which includes regular salary, overtime and shift differential payments, and non-deferred bonuses paid according to a regular program) up to the average Social Security Wage Base plus 1 2/3% in excess of the average Social Security Wage Base for each year of service up to 35 years and 1/2% for each year of service over 35 years. In addition, there is a supplemental benefit of $60 per year times years of service up to thirty years. Compensation for purposes of calculating average annual compensation under the TW Cable Pension Plan is limited to $200,000 per year for 1989 through 1993 and $150,000 per year for 1994 and thereafter (each subject to adjustments provided in the Code). Eligible employees become vested in all benefits under the TW Cable Pension Plan on the earlier of five years of service or certain other events.

     Federal law limits both the amount of compensation that is eligible for the calculation of benefits and the amount of benefits derived from employer contributions that may be paid to participants under the TW Cable Pension Plan. However, as permitted by the Employee Retirement Income Security Act of 1974, as amended ('ERISA'), TW Cable has adopted the Time Warner Cable Excess Benefit Pension Plan (the 'Excess Plan'), which provides for payments by TW Cable of certain amounts which employees of TW Cable would have received under the TW Cable Pension Plan if eligible compensation were limited to $250,000 in 1994 (increased 5% per year thereafter, to a maximum of $350,000) and there were no payment restrictions.

     The following table shows the estimated annual pension payable upon retirement to employees in specified remuneration and years-of-service classifications. The amount of the estimated annual pension is based upon a pension formula which applies to all participants in both the TW Cable Pension Plan and the Excess Plan. The estimated amounts are based on the assumption that payments under the TW Cable Pension Plan will commence upon normal retirement (generally age 65), that the TW Cable Pension Plan will continue in force in its present form and that no joint and survivor annuity will be payable (which would on an actuarial basis reduce benefits to the employee but provide benefits to a surviving beneficiary). Amounts calculated under the pension formula which exceed
ERISA limits will be paid under the Excess Plan from TW Cable's assets and are included in the amounts shown in the following table.




                                                    ESTIMATED ANNUAL PENSION FOR YEARS OF CREDITED SERVICE
HIGHEST CONSECUTIVE FIVE YEAR                 ------------------------------------------------------------------
AVERAGE COMPENSATION                            10         15          20          25          30          35
-------------------------------------------   -------    -------    --------    --------    --------    --------
$50,000....................................   $ 7,036    $10,555    $ 14,073    $ 17,591    $ 21,109    $ 24,627
$100,000...................................    15,370     23,055      30,740      38,425      46,110      53,795
$150,000...................................    23,703     35,555      47,407      59,268      71,110      82,962
$200,000...................................    32,037     48,055      64,074      80,092      96,111     112,129
$250,000...................................    40,370     60,556      80,741     100,926     121,111     141,296
$300,000...................................    48,704     73,056      97,408     121,760     146,112     170,464
$350,000...................................    57,037     85,556     114,075     142,593     171,113     199,631



     The estimated annual benefits payable under the TW Cable Pension Plan and the Excess Plan, as of May 1, 1998, would be based on average compensation of
$          for Mr. Jones, $          for Mr. Powers and $       for Mr. Rayner
with   ,   and   years of credited service, respectively.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


LLC AGREEMENT



     In connection with the Reorganization, the Company was formed under the laws of the State of Delaware on June 18, 1998. The following summary description of the LLC Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Additionally, there is no assurance that the Members will not cause the LLC Agreement to be amended, modified or terminated or waive any provision of such agreement.



     The LLC Agreement provides that the Members will appoint the Representatives as follows: (i) up to seven Representatives appointed by the Members, (ii) the CEO and (iii) two Representatives who are neither employed by nor affiliated with the Company of any Member and who are appointed by a subcommittee comprised of the Representatives other than the CEO and the independent Representatives.



     Under the LLC Agreement, the Representatives will be selected as follows: initially three Representatives will be appointed by TW, three by MediaOne and one by Newhouse. Under the LLC Agreement, the ability of the Members to appoint any Representatives depends on the identity of the particular member and the participation percentage of Interests owned by it. Generally, each Member must own Interests having an aggregate participation percentage of at least 9.44% to appoint one Representative. In the case of TW, so long as it owns Interests having an aggregate participation percentage of at least 18.88% it will be entitled to appoint three Representatives. In the event that TW owns Interests having an aggregate participation percentage of less than 18.88% (such event, an 'LLC TW Step Event') the number of Representatives which TW may appoint will decrease proportionally with its ownership of participation percentages of the Interests until it owns Interests having an aggregate participation percentage of less than 9.44%, at which point it will not be entitled to appoint any Representatives. In the case of MediaOne, so long as an LLC TW Step Event has not occurred and it owns Interests having an aggregate participation percentage of at least 9.44%, MediaOne will be entitled to appoint three Representatives. If an LLC TW Step Event has occurred, the number of Representatives that MediaOne is entitled to appoint will decrease proportionally with its ownership of Interests (in accordance with the same percentage thresholds as apply to TW) until it owns Interests having an aggregate participation percentage of less than 9.44%, at which point it will not be entitled to appoint any Representatives. If an LLC TW Step Event has not occurred but MediaOne owns Interests having an aggregate participation percentage of less than 9.44%, it will not be entitled to appoint any Representatives. In the case of Newhouse, so long as it owns Interests having an aggregate participation percentage of at least 9.44%, Newhouse will be entitled to appoint one Representative. The foregoing percentages shall be decreased in the aggregate, from time to time, in the event that the Company issues additional Interests, by an amount equal to the participation percentage so issued, in proportion to their relative participation percentages immediately before such issuance. The foregoing percentages shall be increased in the aggregate, from time to time, in the event that the Company repurchases Interests, by an amount equal to the participation percentage of such repurchased Interest, in proportion to their relative participation percentages immediately before such repurchase.



     The LLC Agreement prohibits any transfer of Class B Interests held by the Members, unless expressly permitted under the terms thereof. In addition, voting agreements relating to the Class B Interests with any third party are prohibited.



     After the expiration of    years from the date of the LLC Agreement (the
'Restricted Period'), in the event that a holder of Class B Interests proposes to sell all of its Class B Interests (a 'Selling Class B Member') pursuant to a bona fide offer from an unaffiliated third party, such Selling Class B Member shall give notice (the 'Refusal Notice') to all other holders of Class B Interests, which notice shall contain the identity of the offeror and an offer to sell such Interests to such holders of Class B Interests upon the terms and subject to the conditions set forth in the offer from the third party. The non-selling holders of Class B Interests will have the right (the 'LLC Right of First Refusal') to purchase pro rata all, but not less than all, of such Class B Interests. If the non-selling holders fail to exercise their LLC Right of First Refusal with respect to all of such interests, the LLC Selling Class B Member shall be free, for a period of 90 days thereafter, to sell such Class B Interests (as Class B Interests) to a third party on terms and conditions that are no less favorable to the LLC Selling Class B Member than those contained in the LLC Refusal Notice. In connection with the sale by a holder of all, but not less than all, of its Class B Interests, such holder shall have the right to transfer all of its right, if any, to appoint Representatives to the Management Committee. In addition, after the expiration of the Restricted Period, if TW proposes to sell all, but not less than all, of its Class B Interests and/or all or a portion of its Class A Interests that represent an aggregate of more than one-third of the participation percentage of the Company's Interests, then other holders of Class B Interests will have certain 'tag-along' rights that provide them with the right to sell their Class A Interests and/or Class B Interests on a pro rata basis along with, and on the same terms and conditions as TW, provided that such 'tag-along' rights shall be applied to all Class B Interests prior to being applied to any Class A Interests. In connection with such sale, TW (and any other member transferring all of its Class B Interests) shall have the right to transfer all of its right, if any, to appoint Representatives to the Management Committee. In addition, TW and the other selling members will not be required to convert their Class B Interests to Class A interests prior to such sale.



     Except for transfers to affiliates and any other transfers described above, immediately prior to any direct transfer of Class B Interests or certain indirect transfers of Class B Interests all such Class B Interests will be required to be converted to Class A Interests. In addition, except for transfers described above, a Member will not have the right to transfer its right to appoint Representatives to the Management Committee. A holder of Class B Interests will not be required to convert into Class A Interests, and such holder's right to appoint Representatives to the Management Committee will not terminate, if such holder is acquired by a third party or such holder distributes to its equityholders a company holding its Class B Interests (as well as other assets).


STOCKHOLDERS AGREEMENT


     Following the Reconstitution, the Existing Stockholders will enter into the Stockholders Agreement. The following summary description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Additionally, there can be no assurance that the Existing Stockholders will not cause the Stockholders Agreement to be amended, modified or terminated or cause the Company to waive any provision of such agreement.


     The Stockholders Agreement provides that at each annual meeting of the Company's stockholders at which directors are elected, the holders of the Class B Common Stock will vote their shares in favor of the following nominees: (i) up to seven nominees selected by the holders of Class B Common Stock (the 'Class B Nominees') as described in the next paragraph, (ii) the CEO and (iii) two nominees who are neither employed by nor affiliated with the Company or any holder of Class B Common Stock and who are selected by a committee comprised of the members of the Board of Directors, other than the CEO and the independent directors. Solely as a result of the agreement of each Existing Stockholder to vote in favor of the other Existing Stockholders' director nominees under the Stockholders Agreement, the Existing Stockholders may be deemed to share beneficial ownership of the shares beneficially owned by each of them.


     Under the Stockholders Agreement, the Class B Nominees will be selected as follows: initially three Class B Nominees will be designated by TW, three by MediaOne and one by Newhouse. Under the Stockholders Agreement, the ability of the Existing Stockholders to designate any Class B Nominees depends on the identity of the particular stockholder and the percentage of shares of Common Stock owned by it. Generally, each Existing Stockholder must own at least 9.44% of the Common Stock to appoint one director. In the case of TW, so long as it owns at least 18.88% of the Common Stock it will be entitled to nominate three directors. In the event that TW owns less than 18.88% of the Common Stock (such event, a 'TW Step Event'), the number of directors which TW may nominate will decrease proportionally with its ownership of the Common Stock until it owns less than 9.44%, at which point it will not be entitled to nominate any directors. In the case of MediaOne, so long as a TW Step Event has not occurred and it owns at least 9.44% of the Common Stock, MediaOne will be entitled to nominate three directors. If a TW Step Event has occurred, the number of directors that MediaOne is entitled to nominate will decrease proportionally with its ownership of the Common Stock (in accordance with the same percentage thresholds as apply to TW) until it owns less than 9.44%, at which point it will not be entitled to nominate any directors. If a TW Step Event has not occurred but MediaOne owns less than 9.44% of the Common Stock, it will not be entitled to nominate any directors. In the case of Newhouse, so long as it owns at least 9.44% of the Common Stock, Newhouse will be entitled to nominate one director. The foregoing percentages shall be adjusted, from time to time, in the event that the Company issues additional shares of Common Stock or takes actions in respect of Common Stock (such as stock splits or

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


recapitalizations) to reflect the percentages that would have been in effect had such action been taken as of the closing of the Reorganization and prior to the computation of such percentages.


     The Stockholders Agreement prohibits any transfer of Class B Common Stock held by the Existing Stockholders, unless expressly permitted under the terms thereof. In addition, voting agreements relating to the Class B Common Stock with any third party are prohibited.


     In the event that a selling Class B Stockholder proposes to sell all of the shares of Class B Common Stock owned by such holder pursuant to a bona fide offer from an unaffiliated third party, such stockholder shall give notice (the 'Refusal Notice') to all other holders of Class B Common Stock, which notice shall contain the identify of the offeror and an offer to sell such stock to such holders of Class B Common Stock upon the terms and subject to the conditions set forth in the offer from the third party. The non-selling holders of Class B Common Stock will have the right (the 'Right of First Refusal') to purchase pro rata all, but not less than all, of such Class B Common Stock. If the non-selling holders fail to exercise their Right of First Refusal with respect to all of such shares, the selling Class B Stockholder shall be free, for a period of 90 days thereafter, to sell such shares of Class B Common Stock (as shares of Class B Common Stock) to a third party on terms and conditions that are no less favorable to the selling Class B Common Stockholder than those contained in the Refusal Notice. In connection with the sale by a holder of all, but not less than all, of the shares of Class B Common Stock owned by such holder, such holder shall have the right to transfer all of its right, if any, to nominate Class B Nominees for election to the board. In addition, if TW proposes to sell shares of all, but not less than all, of its Class B Common Stock and/or shares of its Class A Common Stock that represent an aggregate of more than one-third of the outstanding shares of Common Stock, then other holders of Class B Common Stock will have certain 'tag-along' rights that provide them with the right to sell their shares of Class A Common Stock and/or Class B Common Stock on a pro rata basis along with, and on the same terms and conditions as, TW provided that such 'tag-along' rights shall be applied to all Class B Common Stock prior to being applied to any Class A Common Stock. In connection with such sale, TW (and any other stockholder transferring all of its shares of Class B Common Stock) shall have the right to transfer all of its right, if any, to nominate Class B Nominees for election to the board. In addition, TW and the other selling stockholders will not be required to convert their shares of Class B Common to Class A Common Stock prior to such sale.



     Except for transfers to affiliates and any other transfer described above, immediately prior to any direct transfer of Class B Common Stock or certain indirect transfers of Class B Common Stock all such shares of Class B Common Stock will be required to be converted to Class A Common Stock. In addition, except for transfers described above, a stockholder will not have the right to transfer its right to nominate Class B Nominees. A holder of Class B Common Stock will not be required to convert its shares into Class A Common Stock, and such holder's right to nominate Class B Nominees will not terminate, if such holder is acquired by a third party or such holder distributes to its stockholders a company holding its shares of Class B Common Stock (as well as other assets).


     The Existing Stockholders will have demand registration rights with respect to shares of Class A Common Stock (including shares of Class A Common Stock issuable or issued upon the conversion of shares of Class B Common Stock) on the following terms: (i) no demand may be made during the first 180 days after the closing date of the Stock Offering, (ii) the Company shall not be obligated to effect a demand within 180 days from the effective date of the previous demand registration, (iii) the Company will not be required to effect a demand registration unless the aggregate number of shares of Class A Common Stock to be registered is, at any given time, at least 1% of the Class A Common Stock then outstanding and (iv) the demand registration may be postponed for up to two months if the Company believes that such registration would have a material adverse effect on any proposal or plan to engage in any financing, acquisition of assets or any merger, consolidation, tender offer or other significant transaction. In addition, each Existing Stockholder may cause the Company to include such stockholder's shares in certain other registered offerings under the Securities Act, subject to certain conditions. Each Existing Stockholder will pay all underwriting discounts and commissions and any transfer taxes attributable to the sale of its shares. The Company will pay all expenses relating to its obligations to file and maintain the effectiveness of a registration statement, the legal fees of one counsel to represent the Existing Stockholders and the fees and expenses of its auditors.

CERTAIN OPERATING AGREEMENTS


     Capacity License Agreements. Each of the Company's local operations is party to a certain Capacity License Agreement (collectively, the 'Capacity License') with the local cable television operation of TW Cable, providing the Company with a 30 year exclusive right to utilize all of the capacity of specified fiber-optic cable owned and maintained by the respective TW Cable operation. For the Company's existing networks, such Capacity License has been fully paid and does not require additional license fees (although certain maintenance fees and fees for splicing and similar services are payable periodically). The Company may request that the TW Cable construct and provide additional fiber-optic cable capacity to meet the Company's future needs. TW Cable is not obligated to provide such fiber capacity to the Company; however, the Capacity License provides for the sharing of construction costs between the Company and TW Cable to the extent that such costs are incurred to build additional fiber optic cable capacity which is licensed to the Company. See 'Risk Factors -- Relationship with TW Cable.' If TW Cable provides such additional capacity, the Company will pay an allocable share of the cost of construction of the fiber upon which capacity is to be provided, plus a permitting fee. Such payments are due one-half upon commencement of construction and the remainder upon initial acceptance of the capacity by the Company. The Company is responsible for all taxes and franchise or similar fees arising out of its utilization of the capacity, and a portion of other out-of-pocket expenses incurred by TW Cable with regard to the cable upon which such capacity is made available. The Company is permitted to use the capacity for telecommunications services and any other lawful purpose, except for the provision of Residential Services and Content Services. The Capacity License does not restrict the Company from licensing fiber optic capacity from parties other than TW Cable. The Capacity License expires in 2028. Although TW Cable has agreed to negotiate renewal or alternative provisions in good faith at that time, there can be no assurance that the parties will agree on the terms of any renewal or alternative provisions or that the terms of any renewal or alternative provisions which may be agreed upon by the parties will be favorable to the Company. If the Capacity License is not renewed in 2028, the Company will have no residual interest in the capacity under the Capacity License and may need to build, lease or otherwise obtain transmission capacity in order to service its customers in the service areas covered by the Capacity License; the terms of such arrangements could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has the right to terminate a Capacity License in whole or in part at any time upon 180 days' notice and payment of any outstanding fees regarding the terminated capacity. TW Cable has the right to terminate a Capacity License upon 180 days' notice in the event of, among other things, certain governmental proceedings or third party challenges to TW Cable's franchises or the Capacity License. The Capacity License includes substantial limitations on liability in the event of service interruptions. See 'Risk Factors -- Relationship with TW Cable.'



     Facility Lease Agreements. The Company leases or subleases physical space located at TW Cable's facilities for various purposes pursuant to certain Facility Lease Agreements (the 'Facility Agreements'). In the event that at least a majority of the ownership of any TW Cable system is not owned by one or more Parent Companies or of (i) TW's owning Interests having an aggregate participation percentage of less than 30%, (ii) TW having the right to appoint less than three Representatives to the Management Committee of the Company,
(iii) the Company's non-compliance with the restrictions in the LLC Agreement regarding Residential Services and Content Services or (iv) the transfer by a Member of its Class B Interests together with its rights to appoint Representatives to the Management Committee under the LLC Agreement, the Company will be required, at its own expense, to segregate and partition in a reasonable, secure manner its leased or subleased space. See '--LLC Agreement.' The lease rates for properties owned by TW Cable and leased to the Company are based upon comparable rents in the local market, taking into account other factors such as the term of the lease, type of space, square footage, location and leasehold improvements funded to date by TW Cable. Generally, the term of such leases are for 15 years, with two five year options to renew. With respect to properties leased by TW Cable, the Company is charged a pro rata portion of the rent and fees payable under the primary lease. The duration of the Company's subleases are coextensive with TW Cable's primary lease.


     Services Agreement. TW Cable provides certain administrative and operating services, including certain payroll, tax, management information systems, and legal support services, to the Company pursuant to a certain Administrative Services Agreement (the 'Services Agreement'). The costs for such services are determined by TW Cable based upon the Company's historical and projected usage, depending on the amount and type of administrative services to be provided.

     Residential Support Agreements. Pursuant to certain residential support agreements ('Residential Agreements'), the Company will provide certain support and interconnection services or service elements, on an unbundled basis, to TW Cable for its residential telephony business. Generally, all rates for such residential support services offered to TW Cable may be adjusted annually by the Company, but may not be less favorable than the wholesale rates charged to the Company's other customers.


     Road Runner Agreement. The Company expects to enter into an agreement with TW Cable (the 'Road Runner Agreement') covering principles they intend to follow to cooperate in the marketing and provision of TW Cable's high speed online 'Road Runner' services ('Road Runner Services'). The Company is expected to have a right of first opportunity to provide TW Cable with any transport services for Road Runner Services to businesses, provided that TW Cable does not choose to provide such services directly over its own network and that the Company's pricing for such services is no less favorable than those offered by the Company's competitors. Road Runner Services for residential end-users that are provided by TW Cable may be jointly marketed with the Company's offering of Road Runner Services to business customers where mutually advantageous work at home opportunities arise, subject to the requisite approval of the Existing Members. See 'Business -- Planned/Future Services.'



     TW License Agreement. The use of the 'Time Warner' name by the Company is subject to a certain License Agreement with TW (the 'License Agreement'). The Company may change its name to 'TW Telecom LLC' and the Company will no longer have the right to use of the 'Time Warner' name upon expiration of the initial four year term or any renewal term of such agreement or (i) TW's owning Interests having an aggregate participation percentage of less than 30%, (ii) TW having the right to appoint less than three Representatives to the Management Committee of the Company, (iii) the Company's non-compliance with the restrictions in the LLC Agreement regarding Residential Services and Content Services or (iv) the transfer by a Member of its Class B Interests together with its rights to appoint Representatives to the Management Committee under the LLC Agreement. See ' -- LLC Agreement.' After the Reconstitution, the Company will be required to discontinue use of the 'Time Warner' name upon expiration of the intitial four year term or any renewal term of such agreement or (i) TW's owning less than 30% of the Common Stock, (ii) TW having the right to nominate less than three nominees to the Board of Directors of the Company, (iii) the Company's non-compliance with the restrictions in the Restated Certificate of Incorporation regarding Residential Services and Content Services or (iv) the transfer by an Existing Stockholder of its Class B Common Stock together with its rights to designate nominees to the Board of Directors under the Stockholders Agreement. See ' -- Stockholders Agreement.'


     The Company believes that the terms and conditions, taken as a whole, of the transactions described under the headings 'Capacity License Agreements,' 'Facility Lease Agreements,' 'Services Agreement,' 'Residential Support Agreements,' 'Road Runner Agreement' and the 'TW License Agreement' were no less favorable to the Company than could have been obtained from unaffiliated parties.


INTERCOMPANY SUBORDINATED DEBT



     As of March 31, 1998 the Company had outstanding approximately
$117.5 million of subordinated indebtedness to the Parent Companies, all of which is subordinated in right of payment to the Notes. This subordinated indebtedness bears interest (payable in kind) at an annual rate equal to
The Chase Manhattan Bank's prime lending rate as in effect from time to time
(which was 8.5% at March 31,1998) and matures on        , 2008, one month
after the maturity of the Notes. Such indebtedness may be declared immediately due and payable if the maturity of the Notes is similarly accelerated. Indebtedness to the Parent Companies is expected to be approximately
$            at June 30, 1998.  The Indenture provides that such subordinated indebtedness may be repaid with the net proceeds of any offering of common stock or equivalent interests of the Company. Additional advances by the Parent Companies to finance the Company's operations prior to the closing of the Offering will increase the amount of such indebtedness outstanding as of the closing of the Offering.

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


                               PRINCIPAL MEMBERS



     Prior to the Reorganization, the Parent Companies beneficially owned all of the assets and liabilities of the Company's business. In connection with the Reorganization, the Parent Companies contributed such assets and liabilities to the Company and in return received all the Class B Interests having an aggregate participation percentage of 100%, and the Parent Companies distributed such Interests to the Members. TWT is a wholly owned subsidiary of the Company. The following table sets forth certain information regarding the beneficial ownership of the Interests of the Company immediately following the Reorganization by: (i) each of the Representatives and the named executive officers; (ii) all Representatives and executive officers as a group; and
(iii) each owner of more than 5% of any class of Interests of the Company
('5% Owners'). Unless otherwise noted, the address for each executive officer of the Company is c/o the Company, 5700 S. Quebec Street, Greenwood Village,
CO 80111.



                                                                                           CLASS A            CLASS B
                                                                                       INTERESTS (1)(2)    INTERESTS (1)
                                                                                       ----------------    -------------
                                                                                        PARTICIPATION      PARTICIPATION
                                                                                          PERCENTAGE        PERCENTAGE
                                                                                       ----------------    -------------
TW (3)..............................................................................           0%              61.95%
MediaOne (4)........................................................................           0               18.88
Newhouse (5)........................................................................           0               19.17
     All Representatives and executive officers as a group
       ( persons) (6)(7)............................................................           *                 *


------------

*  Represents less than one percent.


(1) The Company has two classes of Interests, the Class A Interests and the Class B Interests. Beneficial ownership of the Interests has been determined in accordance with the rules of the SEC. See 'Description of Interests.'



(2) Excludes Class B Interests which are convertible into an equal amount of Class A Interests. The Class B Interests held by TW, MediaOne and Newhouse represented participation percentages on a converted basis of 61.95%, 18.88% and 19.17%, respectively, of the Class A Interests.



(3) Owned by Time Warner Companies, Inc., American Television and Communications Corporation, Warner Communications Inc., TW/TAE Inc., FiberComm Holdings, L.P. and Paragon Communications, each a direct or indirect wholly owned subsidiary of Time Warner Inc. The business address of TW is 75 Rockefeller Plaza, New York, NY 10019.





(4) Owned by MediaOne Group, Inc., a Colorado corporation and wholly owned subsidiary of MediaOne Group, Inc., a Delaware corporation. The business address of MediaOne is 188 Inverness Drive West, Englewood, CO 80112.


(5) Owned by Newhouse. The business address of Newhouse is 5015 Campuswood Drive, East Syracuse, NY 13057.


(6) None of the Representatives or executive officers of the Company beneficially owns any Class A Interests or Class B Interests.



(7) As of            , 1998, all Representatives and executive officers held an
    aggregate of       shares of tw common stock and    shares of common stock
    of MediaOne. In addition, such persons held (i) options which, on
                , 1998, were exercisable within 60 days to purchase shares
    of TW common stock and (ii) options which, on         , 1998, were
    exercisable within 60 days to purchase shares of common stock of MediaOne.

                            DESCRIPTION OF THE NOTES



     The Notes are to be issued under an Indenture, to be dated as of the Closing Date (the 'Indenture'), among the Company and TWT, as joint and several obligors, and The Chase Manhattan Bank, as Trustee (the 'Trustee'). A copy of the Indenture has been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by reference to the Trust Indenture Act of 1939, as amended ('TIA'). For purposes of this section, all references to the Company are to Time Warner Telecom LLC (or any corporate successor pursuant to the Reconstitution), excluding its subsidiaries. The Indenture is by its terms subject to and governed by the TIA. Whenever particular defined terms of the Indenture not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. For definitions of certain capitalized terms used in the following summaries, see ' -- Certain Definitions.'


GENERAL


     The Notes will be unsecured unsubordinated obligations of the Obligors, initially limited to $400 million aggregate principal amount, and will mature on
              , 2008. Interest on the Notes will accrue at the rate shown on the front cover of this Prospectus from the Closing Date or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually (to Holders of record at the close of business on the
              or               immediately preceding the interest payment date)
on               and               of each year, commencing               ,
1998. Interest will be computed on the basis of a 360-day year of twelve 30-day months.



     Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency of the Obligors in the Borough of Manhattan, The City of New York (which initially will
be the corporate trust office of the Trustee at               ; provided that,
at the option of the Obligors, payment of interest may be made by check mailed to the Holders at their addresses as they appear in the Security Register.



     The Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple thereof. See ' -- Book-Entry; Delivery and Form.' No service charge will be made for any registration of transfer or exchange of Notes, but the Obligors may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.



     The Obligors may, subject to the covenants described below under 'Covenants' and applicable law, issue additional Notes under the Indenture. The Notes offered hereby and any additional Notes subsequently issued would be treated as a single class for all purposes under the Indenture.


OPTIONAL REDEMPTION


     The Notes will be redeemable, at the Obligors' option, in whole or in part,
at any time or from time to time, on or after               , 2003 and prior to
maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's last address as it appears in the Security Register, at the Redemption Prices (expressed in percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date), if redeemed during the 12-month
period commencing               , of the years set forth below:



YEAR                                                       REDEMPTION PRICE
--------------------------------------------------------   ----------------
2003....................................................               %
2004....................................................
2005....................................................
2006 and thereafter.....................................        100.000%



     In addition, at any time prior to               , 2001, the Obligors may,
at their option, redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of one or more Equity Offerings, at any
time or from time to time in part, at a Redemption Price of      % of the
principal amount thereof; provided (i) that Notes representing at least 65% of the principal amount of the Notes initially issued remain outstanding immediately after each such redemption and (ii) that notice of each such redemption is mailed within 90 days of each such Equity Offering.



     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if such Notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; provided that no Note of $1,000 in principal amount or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.


SINKING FUND

     There will be no sinking fund payments for the Notes.

RANKING


     The Indebtedness evidenced by the Notes will rank pari passu in right of payment with all existing and future unsubordinated indebtedness of the Obligors and senior in right of payment to all subordinated indebtedness of the Obligors. Holders of secured obligations of the Obligors, however, will have claims that are prior to the claims of the Holders of the Notes with respect to the assets securing such obligations. The Company and/or one or more of its Restricted Subsidiaries may negotiate a Credit Agreement. The Notes will be subordinated to any indebtedness under a Credit Agreement to the extent of any security interest and also to the extent any such Indebtedness is Incurred by a Restricted Subsidiary.



     In addition, all existing and future liabilities (including trade payables) of the Obligors' subsidiaries will be effectively senior to the Notes. See 'Risk Factors -- Holding Company Structure; Effective Subordination of Notes to Indebtedness of Subsidiaries.' After giving pro forma effect to the Offering and
the application of the Net Proceeds therefrom, as of               , the Company
and its subsidiaries would have had $   million of indebtedness outstanding.


CERTAIN DEFINITIONS


     Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the definition of any other capitalized term used herein for which no definition is provided.



     'Acquired Indebtedness' means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by a Restricted Subsidiary and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.


     'Adjusted Consolidated Net Income' means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):
(i) the net income (or loss) of any Person that is not a Restricted Subsidiary, except (x) with respect to net income, to the extent of the amount of dividends or other distributions actually paid to the Company or any of its Restricted Subsidiaries by such Person during such period and (y) with respect to net losses, to the extent of the amount of Investments made by the Company or any Restricted Subsidiary in such Person during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the 'Limitation on Restricted Payments' covenant described below (and in such case, except to the extent includable pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company

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or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries; (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the 'Limitation on Restricted Payments' covenant described below, any amount paid or accrued as dividends (other than dividends to the extent paid or payable in shares of Capital Stock (other than Disqualified Stock) of the Company) on Preferred Stock of the Company or any Restricted Subsidiary owned by Persons other than the Company and any of its Restricted Subsidiaries; (vi) all extraordinary gains and extraordinary losses; and (vii) any compensation expense paid or payable solely with Capital Stock (other than Disqualified Stock) of the Company or any options, warrants or other rights to acquire Capital Stock (other than Disqualified Stock).

     'Adjusted Consolidated Net Tangible Assets' means the total amount of assets of the Company and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of the Company and its Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries, prepared in conformity with GAAP and filed with the Commission or provided to the Trustee pursuant to the 'Commission Reports and Reports to Holders' covenant.

     'Affiliate' means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, 'control' (including, with correlative meanings, the terms 'controlling,' 'controlled by' and 'under common control with'), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

     'Asset Acquisition' means (i) an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries; provided that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such investment or (ii) an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; provided that the property and assets acquired are related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such acquisition.

     'Asset Disposition' means the sale or other disposition by the Company or any of its Restricted Subsidiaries (other than to the Company or another Restricted Subsidiary) of (i) all or substantially all of the Capital Stock of any Restricted Subsidiary or (ii) all or substantially all of the assets that constitute a division or line of business of the Company or any of its Restricted Subsidiaries.

     'Asset Sale' means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of an operating unit or business of the Company or any of its Restricted Subsidiaries or (iii) any other property and assets (other than the Capital Stock or other Investment in an Unrestricted Subsidiary) of the Company or any of its Restricted Subsidiaries outside the ordinary course of business of the Company or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indenture applicable to mergers, consolidations and sales of all or substantially all of the assets of the Company; provided that 'Asset Sale' shall not include (a) sales or other dispositions of inventory, receivables and other current assets, (b) sales, transfers or other dispositions of assets constituting a Restricted Payment permitted to be made under the 'Limitation on Restricted Payments' covenant, (c) sales, transfers or other dispositions of assets with a fair market value (as

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certified in an Officers' Certificate) not in excess of $5 million in any transaction or series of related transactions, or (d) sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would constitute property, assets or securities of the kind described in clause
(B) of the 'Limitation on Asset Sales' covenant.

     'Average Life' means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.


     'Board of Directors' means, prior to the Reconstitution, the Management Committee of the Company, and following the Reconstitution, the Board of Directors of the Company.


     'Capital Stock' means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

     'Capitalized Lease' means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

     'Capitalized Lease Obligations' means the discounted present value of the rental obligations under a Capitalized Lease.


     'Change of Control' means such time as (i) the Existing Stockholders as a group cease to have the ability to elect a majority of the members of the Board of Directors (other than the chief executive officer of the Company and independent directors) and a 'person' or 'group' (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) (other than the Existing Stockholders) has become the ultimate 'beneficial owner' (as defined in Rule 13d-3 under the Exchange Act) of more than 35% of the total voting power of the Voting Stock of the Company on a fully diluted basis and such ownership represents a greater percentage of the total voting power of the Voting Stock of the Company, on a fully diluted basis, than is held by the Existing Stockholders as a group on such date; or (ii) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by the Company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.


     'Change of Control Period' means, with respect to a Change of Control, the period of 60 days commencing on the date of the earlier to occur of (a) public notice of the occurrence of a Change of Control or of the intention of the Company to effect a Change of Control and (b) the Change of Control.

     'Closing Date' means the date on which the Notes are originally issued under the Indenture.


     'Company' means Time Warner Telecom LLC and, following the Reconstitution, any corporate successor to Time Warner Telecom LLC.



     'Common Stock' means, with respect to any Person, such Person's equity other than Preferred Stock of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all series and classes of such common stock, including any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) thereof.


     'Consolidated EBITDA' means, for any period, Adjusted Consolidated Net Income for such period (x) plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income, (i) Consolidated Interest Expense, (ii) income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets), (iii) depreciation expense, (iv) amortization expense and (v) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP, and (y) solely for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the 'Limitation on Restricted Payments' covenant described below, less (to the extent not

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otherwise reduced in accordance with GAAP) the aggregate amount of deposits made by the Company and its Restricted Subsidiaries after the Closing Date in connection with proposed Asset Acquisitions that are forfeited by the Company or any of its Restricted Subsidiaries; provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by the Company or any of its Restricted Subsidiaries.


     'Consolidated Interest Expense' means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and interest on Indebtedness that is Guaranteed or secured by the Company or any of its Restricted Subsidiaries) and all but the principal component of rentals in respect of Capitalized Lease Obligations, in each case that is paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period; excluding, however, (i) in calculating Consolidated EBITDA, any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (iii) of the definition thereof) and (ii) any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.


     'Consolidated Leverage Ratio' means, on any Transaction Date, the ratio of
(i) the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries on a consolidated basis outstanding on such Transaction Date to
(ii) the aggregate amount of Consolidated EBITDA for the then most recent four fiscal quarters for which financial statements of the Company have been filed with the Commission or provided to the Trustee pursuant to the 'Commission Reports and Reports to Holders' covenant described below (such four fiscal quarter period being the 'Four Quarter Period'); provided that, in making the foregoing calculation, (A) pro forma effect shall be given to any Indebtedness to be Incurred or repaid on the Transaction Date; (B) pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur from the beginning of the Four Quarter Period through the Transaction Date (the 'Reference Period'), as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and (C) pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; provided that to the extent that clause (B) or (C) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed of for which financial information is available.

     'Consolidated Net Worth' means, at any date of determination, stockholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of the Company or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

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     'Credit Agreement' means credit agreements, vendor financings or similar facilities or arrangements made available from time to time to the Company and its Restricted Subsidiaries from banks, other financial institutions and/or equipment manufacturers for the Incurrence of Indebtedness, including letters of credit and any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as the same may be amended, supplemented, modified or restated from time to time.

     'Currency Agreement' means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

     'Default' means any event that is, or after notice or passage of time or both would be, an Event of Default.


     'Director' means, prior to the Reconstitution, a Representative on the Management Committee of the Company, and following the Reconstitution, a Director on the Board of Directors of the Company.


     'Disqualified Stock' means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an 'asset sale' or 'change of control' occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the 'asset sale' or 'change of control' provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in 'Limitation on Asset Sales' and 'Repurchase of Notes upon a Change of Control' covenants described below and such Capital Stock, or the agreements or instruments governing the redemption rights thereof, specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the 'Limitation on Asset Sales' and 'Repurchase of Notes upon a Change of Control' covenants described below.

     'Equity Offering' means an offering of Common Stock of the Company for cash pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements contained therein.


     'Existing Stockholders' means Time Warner, Inc., MediaOne Group, Inc., Advance/Newhouse Partnership and the Affiliates of each of the foregoing.


     'fair market value' means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution; provided that for purposes of clause (viii) of the second paragraph of the 'Limitation on Indebtedness' covenant, (x) the fair market value of any security registered under the Exchange Act shall be the average of the closing prices, regular way, of such security for the 20 consecutive trading days immediately preceding the sale of Capital Stock and (y) in the event the aggregate fair market value of any other property (other than cash or cash equivalents) received by the Company exceeds $15 million, the fair market value of such property shall be determined by a nationally recognized investment banking firm and set forth in their written opinion which shall be delivered to the Trustees.

     'GAAP' means generally accepted accounting principles in the United States of America as in effect as of the Closing Date, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indentures shall be made without giving effect to (i) the amortization of any expenses incurred in connection with the offering of the Notes and (ii) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

     'Guarantee' means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any

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obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term 'Guarantee' shall not include endorsements for collection or deposit in the ordinary course of business. The term 'Guarantee' used as a verb has a corresponding meaning.

     'Incur' means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an 'Incurrence' of Acquired Indebtedness; provided that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

     'Indebtedness' means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all Capitalized Lease Obligations of such Person, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP, (B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be 'Indebtedness' so long as such money is held to secure the payment of such interest and (C) that Indebtedness shall not include any liability for federal, state, local or other taxes.

     'Interest Rate Agreement' means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

     'Investment' in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of the Company or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (ii) the fair market value of the Capital Stock (or any other Investment), held by the Company or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (iii) of the 'Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries' covenant; provided that the fair market value of the Investment

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remaining in any Person that has ceased to be a Restricted Subsidiary shall not exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made less the net reduction of such Investments. For purposes of the definition of 'Unrestricted Subsidiary' and the 'Limitation on Restricted Payments' covenant described below, (i) 'Investment' shall include the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (ii) the fair market value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.


     'Investment Grade' means a rating of the Notes by both S&P and Moody's, each such rating being in one of such agency's four highest generic rating categories that signifies investment grade (i.e., BBB - (or the equivalent) or higher by S&P and Baa3 (or the equivalent) or higher by Moody's); provided, in each case, such ratings are publicly available; provided further, that in the event Moody's or S&P is no longer in existence, for purposes of determining whether the Notes are rated 'Investment Grade,' such organization may be replaced by a nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) designated by the Obligors, notice of which designation shall be given to the Trustee.


     'Lien' means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).


     'Moody's' means Moody's Investors Service, Inc. and its successors.


     'Net Cash Proceeds' means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole, (iii) payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and (iv) appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.


     'Offer to Purchase' means an offer to purchase Notes by the Obligors from the Holders commenced by mailing a notice to the Trustee and each Holder stating: (i) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis; (ii) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the 'Payment Date'); (iii) that any Note not tendered will continue to accrue interest pursuant to its terms; (iv) that, unless the Obligors default in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;
(v) that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be


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required to surrender the Note, together with the form entitled 'Option of the
Holder to Elect Purchase' on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or an integral multiple thereof. On the Payment Date, the Obligors shall (i) accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Obligors. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or an integral multiple thereof. The Obligors will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the Obligors are required to repurchase Notes pursuant to an Offer to Purchase.



     'Parent Company Debt' means Indebtedness of the Company to any Existing Stockholder that is subordinated in right of payment to the Notes as evidenced by a promissory note dated the date of the Reorganization and any additional notes issued pursuant to the terms of such note.



     'Permitted Investment' means (i) an Investment in the Company or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; provided that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment; (ii) Temporary Cash Investments; (iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; (iv) stock, obligations or securities received in settlement of Indebtedness Incurred in the ordinary course of business, upon foreclosure of a Lien created in the ordinary course of business or in satisfaction of judgments, including in connection with a bankruptcy proceeding;
(v) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and worker's compensation, performance and other similar deposits; (vi) Interest Rate Agreements and Currency Agreements designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in interest rates or foreign currency exchange rates; (vii) loans or advances to officers or employees of the Company or any Restricted Subsidiary that do not in the aggregate exceed $2 million at any time outstanding; and (viii) Investments in any Person that is engaged in the telecommunications business and that is not an Affiliate or a Related Person of the Company.


     'Permitted Liens' means (i) Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances

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and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing
Date; provided that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the 'Limitation on Indebtedness' covenant described below, to finance the cost (including the cost of design, development, acquisition, construction, installation, improvement, transportation or integration and all transaction costs related to the foregoing) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item; (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole; (viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease; (x) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xi) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired; (xii) Liens in favor of the Company or any Restricted Subsidiary; (xiii) Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;
(xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;
(xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Closing Date; (xviii) Liens on or sales of receivables; and (xix) Liens that secure Indebtedness with an aggregate principal amount not in excess of $5 million at any time outstanding.



     'Reconstitution' means the reconstitution of the Company from a limited liability company to a corporation, whether by merger, exchange or otherwise.


     'Related Person' means, as applied to any Person, any other Person directly or indirectly owning (a) 10% or more of the outstanding Common Stock of such Person (or, in the case of a Person that is not a corporation, 10% or more of the outstanding equity interest in such Person) or (b) 10% or more of the combined outstanding voting power of the Voting Stock of such Person, and all Affiliates of any such other Person.

     'Restricted Subsidiary' means any Subsidiary of the Company other than an Unrestricted Subsidiary.


     'Significant Subsidiary' means, at any date of determination, TWT and any Restricted Subsidiary that, together with its Subsidiaries, (i) for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.



     'S&P' means Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies, and its successors.


     'Specified Date' means any Redemption Date, any Payment Date for an Offer to Purchase or any date on which the Notes first become due and payable after an Event of Default.

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     'Stated Maturity' means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

     'Strategic Subordinated Indebtedness' means Indebtedness of the Company Incurred to finance the acquisition of a Person engaged in a business that is related, ancillary or complementary to the business conducted by the Company or any of its Restricted Subsidiaries, which Indebtedness by its terms, or by the terms of any agreement or instrument pursuant to which such Indebtedness is Incurred, (i) is expressly made subordinate in right of payment to the Notes and
(ii) provides that no payment of principal, premium or interest on, or any other payment with respect to, such Indebtedness may be made prior to the payment in full of all of the Company's obligations under the Notes; provided that such Indebtedness may provide for and be repaid at any time from the proceeds of the sale of Capital Stock of the Company (other than Disqualified Stock) or other Indebtedness of the Company which by its terms, or by the terms of any agreement or instrument pursuant to which such other Indebtedness is Incurred, meets clauses (i) and (ii) above after the Incurrence of such Indebtedness.

     'Subsidiary' means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

     'Temporary Cash Investment' means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, (ii) time deposit accounts, certificates of deposit and money market deposits maturing within one year of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $500 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated 'A' (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause
(ii) above, (iv) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of 'P-1' (or higher) according to Moody's or 'A-1' (or higher) according to S&P, (v) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least 'A' by S&P or Moody's, (vi) corporate debt securities with maturities of eighteen months or less from the date of acquisition and with a rating at the time as of which any Investment therein is made of 'A3' (or higher) according to Moody's or 'A-' (or higher) according to S&P and (vii) money market funds at least 95% of the assets of which are invested in the foregoing.

     'Trade Payables' means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

     'Transaction Date' means, with respect to the Incurrence of any Indebtedness by the Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

     'Unrestricted Subsidiary' means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; provided that (A) any Guarantee by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an 'Incurrence' of such Indebtedness

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and an 'Investment' by the Company or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the 'Limitation on Restricted Payments' covenant described below and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the 'Limitation on Indebtedness' and 'Limitation on Restricted Payments' covenants described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that (i) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and (ii) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     'Voting Stock' means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

     'Wholly Owned' means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

COVENANTS

     Limitation on Indebtedness

     (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes and Indebtedness existing on the Closing Date); provided that the Company may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Consolidated Leverage Ratio would be greater than zero and less than 6.0:1.

     Notwithstanding the foregoing, the Company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following: (i) Indebtedness outstanding at any time in an aggregate principal amount not to exceed $300 million, less any amount of such Indebtedness permanently repaid as provided under the 'Limitation on Asset Sales' covenant described below; (ii) Indebtedness owed (A) to the Company evidenced by a promissory note or (B) to any Restricted Subsidiary; provided that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii); (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness (other than Indebtedness Incurred under clause (i),
(ii), (iv), (vi), (viii) or (ix) of this paragraph) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes shall only be permitted under this clause (iii) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes and (C) such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and provided further that in no event may Indebtedness of the Company be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (iii); (iv) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business, (B) under Currency

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Agreements and Interest Rate Agreements; provided that such agreements (a) are designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (b) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition; (v) Indebtedness of the Company, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change of Control or (B) deposited to defease the Notes as described below under 'Defeasance'; (vi) Guarantees of the Notes and Guarantees of Indebtedness of the Company by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with the 'Limitation on Issuance of Guarantees by Restricted Subsidiaries' covenant described below; (vii) Indebtedness Incurred to finance the cost (including the cost of design, development, acquisition, construction, installation, improvement, transportation or integration and all transaction costs related to the foregoing) to acquire equipment, inventory or network assets (including acquisitions by way of Capitalized Lease and acquisitions of the Capital Stock of a Person that becomes a Restricted Subsidiary to the extent of the fair market value of the equipment, inventory or network assets so acquired plus goodwill associated therewith) by the Company or a Restricted Subsidiary after the Closing Date; (viii) Indebtedness of the Company not to exceed, at any one time outstanding, two times (A) the Net Cash Proceeds received by the Company after the Closing Date from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of the Company, to the extent (I) such Net Cash Proceeds have not been used pursuant to clause (C)(2) of the first paragraph or clause (iii),
(iv), (vi) of (vii) of the second paragraph of the 'Limitation on Restricted Payments' covenant described below to make a Restricted Payment and (II) if such Net Cash Proceeds are used to consummate a transaction pursuant to which the Company Incurs Acquired Indebtedness, the amount of such Net Cash Proceeds exceeds one-half of the amount of Acquired Indebtedness so Incurred and (B) 80% of the fair market value of property (other than cash and cash equivalents) received by the Company after the Closing Date from the sale of its Capital Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of the Company, to the extent (I) such sale of Capital Stock has not been used pursuant to clause (iii), (iv), (vi) or (vii) of the second paragraph of the 'Limitation on Restricted Payments' covenant described below to make a Restricted Payment and (II) if such Capital Stock is used to consummate a transaction pursuant to which the Company Incurs Acquired Indebtedness, 80% of the fair market value of the property received exceeds one-half of the amount of Acquired Indebtedness so Incurred; provided that such Indebtedness does not mature prior to the Stated Maturity of the Notes and has an Average Life longer than the Notes; (ix) Acquired Indebtedness; (x) Strategic Subordinated Indebtedness; and (xi) subordinated Indebtedness of the Company (in addition to Indebtedness permitted under clauses (i) through (x) above) in an aggregate principal amount outstanding at any time not to exceed $200 million, less any amount of such Indebtedness permanently repaid as provided under the 'Limitation on Asset Sales' covenant described below.


     (b) Notwithstanding any other provision of this 'Limitation on Indebtedness' covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this 'Limitation on Indebtedness' covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.


     (c) For purposes of determining any particular amount of Indebtedness under this 'Limitation on Indebtedness' covenant, (1) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (2) any Liens granted pursuant to the equal and ratable provisions referred to in the 'Limitation on Liens' covenant described below shall not be treated as Indebtedness. For purposes of determining compliance with this 'Limitation on Indebtedness' covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, the Obligors, in their sole discretion, shall


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classify, and from time to time may reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.


     (d) For purposes of determining compliance with any Dollar-denominated restriction on the Incurrence of Indebtedness denominated in a foreign currency, the Dollar-equivalent principal amount of such Indebtedness Incurred pursuant thereto shall be calculated based on the relevant currency exchange rate in effect on the date that such Indebtedness was Incurred, provided that (x) the Dollar-equivalent principal amount of any such Indebtedness outstanding on the Closing Date shall be calculated based on the relevant currency exchange rate in effect on the Closing Date and (y) if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable Dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness, converted into the currency in which the Indebtedness being refinanced is denominated at the currency exchange rate in effect on the date of such refinancing, does not exceed the principal amount of such Indebtedness being refinanced (plus premiums, accrued interest, fees and expenses). The principal amount of any Indebtedness Incurred to refinance other Indebteness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the foreign currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.


     Limitation on Restricted Payments


     The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and (y) pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders) held by Persons other than the Company or any of its Restricted Subsidiaries, (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) the Company or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or (B) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of the Company (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of the Company, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the Notes or (iv) make any Investment, other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) above being collectively 'Restricted Payments') if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) a Default or Event of Default shall have occurred and be continuing, (B) the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the 'Limitation on Indebtedness' covenant or (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after the Closing Date shall exceed the sum of (1) the amount by which Consolidated EBITDA exceeds 150% of Consolidated Interest Expense, in each case, determined on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following the Closing Date and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the Commission or provided to the Trustee pursuant to the 'Commission Reports and Reports to Holders' covenant plus (2) the aggregate Net Cash Proceeds received by the Company after the Closing Date from the issuance and sale permitted by the Indenture of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, including an issuance or sale permitted by the Indenture of Indebtedness of the Company for cash subsequent to the Closing Date upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of the Company, or from the issuance to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes), in each case except to the extent such Net Cash Proceeds are used to Incur Indebtedness pursuant to clause (viii) or (ix) of the second paragraph under the 'Limitation on Indebtedness' covenant, plus (3) an amount equal to the net reduction in


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Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of 'Investments'), not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.


     The foregoing provision shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;
(ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of part (a) of the 'Limitation on Indebtedness' covenant; (iii) the repurchase, redemption or other acquisition of Capital Stock of the Company or an Unrestricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); (iv) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of the Company which is subordinated in right of payment to the Notes (including, without limitation, Parent Company Debt) in exchange for, or out of the proceeds of a substantially concurrent sale of, shares of the Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock); (v) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company; (vi) Investments in any Person the primary business of which is related, ancillary or complementary to the business of the Company and its Restricted Subsidiaries on the date of such Investments; provided that the aggregate amount of Investments made pursuant to this clause (vi) does not exceed the sum of (a) $10 million and (b) the amount of Net Cash Proceeds received by the Company after the Closing Date from the sale of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, except to the extent such Net Cash Proceeds are used to Incur Indebtedness pursuant to clause (viii) or (ix) under the 'Limitation on Indebtedness' covenant or to make Restricted Payments pursuant to clause (C)(2) of the first paragraph, or clauses (iii) or (iv) of this paragraph, of this 'Limitation on Restricted Payments' covenant, plus (z) the net reduction in Investments made pursuant to this clause (vi) resulting from distributions on or repayments of such Investments or from the Net Cash Proceeds from the sale of any such Investment (except in each case to the extent any such payment or proceeds is included in the calculation of Adjusted Consolidated Net Income) or from such Person becoming a Restricted Subsidiary (valued in each case as provided in the definition of 'Investments'), provided that the net reduction in any Investment shall not exceed the amount of such Investment; (vii) Investments acquired in exchange for Capital Stock (other than Disqualified Stock) of the Company; (viii) other Restricted Payments in an aggregate amount not to exceed $10 million; and (ix) the repurchase, redemption or other acquisition of Capital Stock of the Company (or options, warrants or other rights to acquire such Capital Stock) from Persons who are or were formerly directors, officers or employees of the Company or any Restricted Subsidiary, provided that the aggregate amount of all such repurchases made in any calendar year pursuant to this clause (ix) shall not exceed $2.0 million; provided that, except in the case of clauses (i) and (iii) no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.


     Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (ii) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (iii) or (iv) thereof and an Investment referred to in clause (vi) thereof), and the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (iii), (iv) and (vi), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this 'Limitation on Restricted Payments' covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of the Company are used for the redemption, repurchase or other acquisition of the Notes, or Indebtedness that is pari passu with the Notes, then the Net Cash Proceeds of such issuance shall be included in

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clause (C) of the first paragraph of this 'Limitation on Restricted Payments'
covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

     Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

     The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make loans or advances to the Company or any other Restricted Subsidiary or (iv) transfer any of its property or assets to the Company or any other Restricted Subsidiary.


     The foregoing provisions shall not restrict any encumbrances or restrictions: (i) existing on the Closing Date in the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (ii) existing under or by reason of applicable law or required by any regulatory authority having jurisdiction over the Company or any Restricted Subsidiary; (iii) existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired, and any extensions, renewals or replacements of such encumbrances or restrictions; provided that the encumbrances and restrictions in any such extensions, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, renewed or replaced; (iv) in the case of clause (iv) of the first paragraph of this 'Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries' covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary; (v) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or (vi) contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if (A) the encumbrance or restriction either (1) applies only in the event of a payment default or non-compliance with respect to a financial covenant contained in such Indebtedness or agreement or (2) is contained in a Credit Agreement, (B) the encumbrance or restriction is not materially more disadvantageous to the Holders of the Notes than is customary in comparable financings (as determined by the Company) and (C) the Company determines on the date of the Incurrence of such Indebtedness that any such encumbrance or restriction would not be expected to materially impair either Obligors' ability to make principal or interest payments on the Notes. Nothing contained in this 'Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries' covenant shall prevent the Company or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the 'Limitation on Liens' covenant or (2) restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.


     Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries

     The Company will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to the Company or a Wholly Owned Restricted Subsidiary; (ii) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law; (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any

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Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the 'Limitation on Restricted Payments' covenant if made on the date of such issuance or sale; or (iv) issuances or sales of Common Stock of a Restricted Subsidiary, provided that the Company or such Restricted Subsidiary applies the Net Cash Proceeds, if any, of any such sale in compliance with the 'Limitation on Asset Sales' covenant described below. Notwithstanding the foregoing, the Company will ensure that TWT remains a wholly owned Subsidiary of the Company; provided that the foregoing shall not prevent a merger of TWT into the Company.


     Limitation on Issuances of Guarantees by Restricted Subsidiaries


     The Company will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of the Company which is pari passu with or subordinate in right of payment to the Notes ('Guaranteed Indebtedness'), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee (a 'Subsidiary Guarantee') of payment of the Notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; provided that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is (A) pari passu with the Notes, then the Guarantee of such Guaranteed Indebtedness shall be pari passu with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.


     Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

     Limitation on Transactions with Shareholders and Affiliates

     The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with a Related Person or with any Affiliate of the Company or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to the Company or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a Related Person or an Affiliate.


     The foregoing limitation does not limit, and shall not apply to (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which the Company or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to the Company or such Restricted Subsidiary from a financial point of view; (ii) any transaction solely between the Company and any of its Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries; (iii) the payment of reasonable and customary regular fees to directors of the Company who are not employees of the Company; (iv) any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes; (v) any transaction with respect to the lease or sharing or other use of cable or fiber lines, equipment, transmission capacity, right-of-way or other access rights, between the Company or any Restricted Subsidiary and any other Person; provided that such transaction is on terms that (A) are consistent with past practice of the Company and its Restricted Subsidiaries and (B) are no less favorable, taken as a whole, to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person (or, in the event that there are no comparable transactions involving unrelated Persons to apply for comparative purposes, is otherwise on terms that, taken as a whole, the


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

Company has determined to be fair to the Company or the relevant Restricted Subsidiary) or (vi) any Restricted Payments not prohibited by the 'Limitation on Restricted Payments' covenant. Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this 'Limitation on Transactions with Shareholders and Affiliates' covenant and not covered by clauses (ii) through (vi) of this paragraph, the aggregate amount of which exceeds $10 million in value, must be determined to be fair in the manner provided for in clause (i)(A) or (B) above.

     Limitation on Liens


     The Company will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character (including, without limitation, licenses), or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under the Indenture to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien.


     The foregoing limitation does not apply to (i) Liens existing on the Closing Date; (ii) Liens granted after the Closing Date on any assets or Capital Stock of the Company or its Restricted Subsidiaries created in favor of the Holders; (iii) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to the Company or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to the Company or such other Restricted Subsidiary; (iv) Liens securing Indebtedness which is Incurred to refinance secured Indebtedness which is permitted to be Incurred under clause
(iii) of the second paragraph of the 'Limitation on Indebtedness' covenant; provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced; (v) Liens on the Capital Stock of, or any property or assets of, a Restricted Subsidiary securing Indebtedness of such Restricted Subsidiary permitted under the 'Limitation on Indebtedness' covenant; or (vi) Permitted Liens.

     Limitation on Sale-Leaseback Transactions

     The Company will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby the Company or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which the Company or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred.

     The foregoing restriction does not apply to any sale-leaseback transaction if (i) the lease is for a period, including renewal rights, of not in excess of three years; (ii) the lease secures or relates to industrial revenue or pollution control bonds; (iii) the transaction is solely between the Company and any Wholly Owned Restricted Subsidiary or solely between Wholly Owned Restricted Subsidiaries; or (iv) the Company or such Restricted Subsidiary, applies an amount not less than the net proceeds received from such sale in compliance with the 'Limitation on Asset Sales' covenant described below.


     Amendments to Parent Company Debt



     The Company will not amend or modify the terms of the Parent Company Debt, including, without limitation, the subordination provisions thereof, from those in effect on the Closing Date, in any way that is materially adverse to the Holders of the Notes. Upon any amendment or modification to the terms of the Parent Company Debt, the Company shall deliver to the Trustee an Officer's Certificate as to the compliance of such amendment or modification with the terms of this covenant.


     Limitation on Asset Sales

     The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (i) the consideration received by the Company or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (ii) at least 75% of the consideration received consists of cash, Temporary Cash Investments or the assumption of Indebtedness of the Company (other than Indebtedness that is subordinated to the Notes) or of a Restricted Subsidiary and unconditional release of the Company and its Restricted Subsidiaries from all liability on the Indebtedness assumed; provided, however, that this clause (ii)

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shall not apply to long-term assignments in capacity in a telecommunications network. In the event and to the extent that the Net Cash Proceeds received by the Company or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after the Closing Date in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of the Company and its Subsidiaries has been filed with the Commission pursuant to the 'Commission Reports and Reports to Holders' covenant), then the Company shall or shall cause the relevant Restricted Subsidiary to (i) within 12 months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets (A) apply an amount equal to such excess Net Cash Proceeds less any amounts invested within 6 months prior to such Asset Sale in property or assets of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries on the date of such Asset Sale (the 'Adjusted Net Cash Proceeds') to permanently repay unsubordinated Indebtedness of the Company, or any Restricted Subsidiary providing a Subsidiary Guarantee pursuant to the 'Limitation on Issuances of Guarantees by Restricted Subsidiaries' covenant described above or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than the Company or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount of Adjusted Net Cash Proceeds not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries existing on the date of such investment (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) and (ii) apply (no later than the end of the 12-month period referred to in clause (i)) such excess Adjusted Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraph of this 'Limitation on Asset Sales' covenant. The amount of such excess Adjusted Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute 'Excess Proceeds.'


     If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this 'Limitation on Asset Sales' covenant totals at least $10 million, the Obligors must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders on a pro rata basis an aggregate principal amount of Notes and to the extent permitted or required by the terms thereof, any other Indebtedness of the Company that is pari passu with the Notes, equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount of the Notes and such other Indebtedness, if applicable, on the relevant Payment Date, plus, in each case, accrued interest (if any) to the Payment Date.


REPURCHASE OF NOTES UPON A CHANGE OF CONTROL


     The Obligors must commence, within 30 days of the later of (a) the occurrence of a Change of Control and (b) the end of the Change of Control Period with respect to a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of the principal amount thereof on the relevant Payment Date, plus accrued interest (if any) to the Payment Date; provided that, the Obligors shall not be required to commence and consummate an Offer to Purchase if, at the time specified above for the commencement of an Offer to Purchase the Notes shall be rated Investment Grade.



     There can be no assurance that the Obligors will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of the Obligors which might be outstanding at the time). The above covenant requiring the Obligors to repurchase the Notes will, unless consents are obtained, require the Obligors to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.


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

COMMISSION REPORTS AND REPORTS TO HOLDERS


     Whether or not the Obligors are then required to file reports with the Commission, the Obligors shall file with the Commission all such reports and other information as they would be required to file with the Commission by Sections 13(a) or 15(d) under the Securities Exchange Act of 1934 if they were subject thereto. The Obligors shall supply the Trustee and each Holder or shall supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other information.


EVENTS OF DEFAULT


     The following events will be defined as 'Events of Default' in the
Indenture: (a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; (b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; (c) default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Company or the failure to make or consummate an Offer to Purchase in accordance with the 'Limitation on Asset Sales' or 'Repurchase of Notes upon a Change of Control' covenant; (d) the Company or TWT defaults in the performance of or breaches any other covenant or agreement of the Company or TWT in the Indenture or under the Notes (other than a default specified in clause (a), (b) or (c) above), and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the Notes; (e) there occurs with respect to any issue or issues of Indebtedness of the Company or any Significant Subsidiary having an outstanding principal amount of $12 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; (f) any final judgment or order (not covered by insurance) for the payment of money in excess of $12 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 30 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $12 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (g) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of the Company or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of the Company or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 30 consecutive days; or (h) the Company or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any Significant Subsidiary or for all or substantially all of the property and assets of the Company or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors.



     If an Event of Default (other than an Event of Default specified in clause
(g) or (h) above that occurs with respect to an Obligor) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding, by written notice to the Obligors (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal amount of, premium, if any, and accrued interest on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal amount of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically


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rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by the Company or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (g) or (h) above occurs with respect to an Obligor, the principal amount of, premium, if any, and accrued interest on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding Notes by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and
(ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see
' -- Modification and Waiver.'



     The Holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of such Notes. A Holder may not pursue any remedy with respect to the Indenture or the Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;
(iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the principal amount of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.



     The Indenture will require certain officers of the Obligors to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Restricted Subsidiaries and the Company's and its Restricted Subsidiaries' performance under the Indenture and that the Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Obligors will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.


CONSOLIDATION, MERGER AND SALE OF ASSETS


     The Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into the Company unless: (i) the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company on all of the Notes and under the Indenture; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, the Company or any Person becoming the successor obligor of the Notes shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction; provided that this clause (iii) shall only apply to a sale of substantially all, but less than all, of the assets of the Company; (iv) immediately after giving effect to such transaction on a pro forma basis the Company, or any Person becoming the successor obligor of the Notes, as the case may be, could Incur at least $1.00 of Indebtedness under the first


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paragraph of the 'Limitation on Indebtedness' covenant; provided that this clause (iv) shall not apply to (x) a consolidation, merger or sale of all (but not less than all) of the assets of the Company if all Liens and Indebtedness of the Company or any Person becoming the successor obligor on the Notes, as the case may be, and its Restricted Subsidiaries outstanding immediately after such transaction would, if Incurred at such time, have been permitted to be Incurred (and all such Liens and Indebtedness, other than Liens and Indebtedness of the Company and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of the Indenture or (y) a consolidation, merger or sale of all or substantially all of the assets of the Company if immediately after giving effect to such transaction on a pro forma basis, the Company or any Person becoming the successor obligor of the Notes shall have a Consolidated Leverage Ratio equal to or less than the Consolidated Leverage Ratio of the Company immediately prior to such transaction; and (v) the Company delivers to the Trustees an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (iii) and (iv) above) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clauses (iii) and (iv) above do not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of the Company; and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.


DEFEASANCE


     Defeasance and Discharge. The Indenture will provide that the Obligors will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes on the 123rd day after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the Notes (except for, among other matters, certain obligations to register the transfer or exchange of the Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) the Obligors have deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, (B) the Obligors have delivered to the Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of the Obligors' exercise of their option under this 'Defeasance' provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound and (D) if at such time the Notes are listed on a national securities exchange, the Obligors have delivered to the Trustee an Opinion of Counsel to the effect that the Notes will not be delisted as a result of such deposit, defeasance and discharge.



     Defeasance of Certain Covenants and Certain Events of Default. The Indenture further will provide that the provisions of the Indenture will no longer be in effect with respect to clauses (iii) and (iv) under 'Consolidation, Merger and Sale of Assets' and all the covenants described herein under 'Covenants,' clause (c) under 'Events of Default' with respect to such clauses
(iii) and (iv) under 'Consolidation, Merger and Sale of Assets,' clause (d) under 'Events of Default' with respect to such other covenants and clauses (e) and (f) under 'Events of Default' shall be deemed not to be Events of Default upon, among other things, the deposit with the Trustee, in


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


trust, of money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the Notes on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by the Obligors to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.



     Defeasance and Certain Other Events of Default. In the event the Obligors exercise their option to omit compliance with certain covenants and provisions of the Indenture with respect to the Notes as described in the immediately preceding paragraph and such Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on such Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Notes at the time of the acceleration resulting from such Event of Default. However, the Obligors will remain liable for such payments.


MODIFICATION AND WAIVER


     Modifications and amendments of the Indenture may be made by the Obligors and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal amount of, or premium, if any, or interest on, any Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption
Date) of any Note, (v) reduce the above-stated percentage of outstanding Notes, the consent of whose Holders is necessary to modify or amend the Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on the Notes or modify any provisions of the Indenture relating to modification or amendment thereof or (vii) reduce the percentage or aggregate principal amount of outstanding Notes, the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.


NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS, OR EMPLOYEES


     The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Obligors in the Indenture, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of either Obligor or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability.


CONCERNING THE TRUSTEE


     The Indenture provides that, except during the continuance of a Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.



     The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of an Obligor, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest, it must eliminate such conflict or resign.


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BOOK-ENTRY; DELIVERY AND FORM


     The Notes will be initially represented by one or more global notes (the 'Global Notes') issued in the form of fully registered Global Notes, which will be deposited with, or on behalf of, the Depositary and registered in the name of a nominee of the Depositary. Transfers between participants in the Depositary will be effected in the ordinary way in accordance with the Depositary's rules and will be settled in same-day funds.



     The Depositary has advised the Obligors and the Underwriters that the Depositary intends to follow the procedures described below:


          The Depositary will act as securities depository for the Global Notes. The Global Notes will be issued as a fully registered security registered in the name of Cede & Co. (the Depositary's nominee).

          The Depositary is a limited-purpose trust company organized under the New York Banking Law, a 'banking organization' within the meaning of the New York Banking Law, a member of the Federal Reserve System, a 'clearing corporation' within the meaning of the New York Uniform Commercial Code, and a 'clearing agency' registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ('Participants') deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations ('Direct Participants'). The Depositary is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ('Indirect Participants'). The Rules applicable to the Depositary and its Participants are on file with the Commission.

          Purchases of Notes must be made by or through Direct Participants, which will receive a credit for the Notes on the Depositary's records. The ownership interest of each actual purchaser of each Note ('Beneficial Owner') is in turn recorded on the Direct and Indirect Participant's records. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

          Conveyance of Notes and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.


          Redemption notices shall be sent to Cede & Co. If less than all of the Notes are being redeemed, the Depositary's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.


          Neither the Depositary nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, the Depositary mails an Omnibus Proxy to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).


          Principal, premium (if any), and interest payments on the Notes will be made to the Depositary. The Depositary's practice is to credit Direct Participants' accounts on the payable date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in 'street name,' and will be the responsibility of such Participant and not of the Depositary, the Paying Agent, or the Obligors, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment to the Depositary of principal, premium (if any) and interest on the Notes are the responsibility of the Obligors or the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and


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     disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.


          The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that the Obligors believe to be reliable, but the Obligors take no responsibility for the accuracy thereof.



          So long as the Depositary for the Global Notes, or its nominee, is the registered owner of the Global Notes, the Depositary or its nominee, as the case may be, will be considered the sole owner or Holder of the Notes represented by the Global Notes for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Notes will not be entitled to have Notes represented by such Global Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in Global Notes must rely on the procedures of the Depositary and, if such person is not a Participant, those of the Participant through which such person owns its interests, in order to exercise any rights of a Holder under the Indenture or such Note.



          The Indenture provides that the Depositary, as a Holder, may appoint agents and otherwise authorize Participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under the Indenture, including the right to sue for payment of principal or interest pursuant to Section 316(b) of the Trust Indenture Act of 1939, as amended. The Obligors understand that under existing industry practices, when the Obligors request any action of Holders or when a Beneficial Owner desires to give or take any action which a Holder is entitled to give or take under the Indenture, the Depositary generally will give or take such action, or authorize the relevant Participants to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or take such action or would otherwise act upon the instructions of Beneficial Owners owning through them.



          The Obligors have been informed by the Depositary that the Depositary will assist its Participants and their customers (Beneficial Owners) in taking any action a Holder is entitled to take under the Indenture or exercise any rights available to Cede & Co., as the holder of record of the Notes and including the right to demand acceleration of the Notes upon an Event of Default or to institute suit for the enforcement of payment or interest pursuant to Section 316(b) of the Trust Indenture Act of 1939, as amended. The Depositary has advised the Obligors that it will act with respect to such matters only upon written instructions from a Participant to whose account with the Depositary the relevant beneficial ownership in the Notes is credited and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant has given such direction. The Obligors understand that a Participant will deliver such written instructions to the Depositary upon itself receiving similar written instructions from either Indirect Participants or Beneficial Owners, as the case may be. Under Rule 6 of the rules and procedures filed by the Depositary with the Commission pursuant to Section 17 of the Exchange Act, Participants are required to indemnify the Depositary against all liability the Depositary may sustain, without fault on the part of the Depositary or its nominee, as a result of any action they may take pursuant to the instructions of the Participant in exercising any such rights.


          The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the Global Notes.


          Principal, premium, if any, and interest payments on Notes registered in the name of or held by the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner or the Holder of the Global Notes representing such Notes. Neither the Obligors nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.



          If the Depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Obligors within 60 days or, if an Event of Default under the Indenture has occurred and is continuing, the Obligors will issue Notes in definitive registered form, without coupons, in denominations of $1,000 of principal amount and any integral multiple thereof, in


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     exchange for the Global Notes representing such Notes. In addition, the
     Obligors may at any time and in their sole discretion determine not to have any Notes in registered form represented by the Global Notes and, in such event, will issue Notes or in definitive registered form in exchange for the Global Notes representing such Notes. In any such instance, an owner of a beneficial interest in a Global Note will be entitled to physical delivery in definitive form of Notes registered in its name. Upon the exchange of the Global Notes for Notes in definitive form, the Global Notes will be canceled by the Trustee.



                            DESCRIPTION OF INTERESTS



     The LLC Agreement provides for two authorized classes of Interests, the Class A Interests and the Class B Interests. The Company has not issued any Class A Interests and the Members hold 100% of the Class B Interests.



     The following summary description of the Interests does not purport to be complete. The rights of the holders of the Interests are set forth in the LLC Agreement, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The summary set forth below is qualified by reference to such exhibit and to the applicable provisions of the Delaware Limited Liability Company Act (the 'Delaware Act').



INTERESTS



     The relative rights of the Class A Interests and the Class B Interests are substantially identical in all respects, except for voting rights, rights to designate Representatives and conversion rights.



     Voting Rights. The Class B Interests have the approval rights set forth below, and the Class A Interests have no voting, approval or consent rights, including with respect to the decision to effect the Reconstitution or the Initial Public Offering; provided, that at all times the approval of the holders of a majority (in participation percentages) of the Class A Interests, voting as a separate class, is required for any amendment to the LLC Agreement that would have an adverse effect on the rights of such class.



     Without the unanimous vote of the holders of Class B Interests, voting as a separate class, (A) the LLC Agreement and any exhibit thereto (including the Certificate of Incorporation of the Company and the Stockholders Agreement) may not be amended, (B) the Company may not dispose of assets having a fair market value of $100 million or more, (C) the Company may not acquire assets having an aggregate purchase price of $100 million or more, and (D) the Company may not issue any additional Interests. Under the LLC Agreement, the Company may not (i) engage in the business of providing, offering, promoting or branding any Residential Services or (ii) engage in the production, packaging, distribution, marketing, hosting, offering, promoting or branding or other provision (excluding mere transport) of Content Services, in each case without the unanimous vote of the holders of Class B Interests. The decision to effect the Reconstitution, and the terms of the related Initial Public Offering, shall require the approval of 100% of the Members who continue to have the right to designate Representatives as of the time of such approval, and shall not require the approval of any other holder of an Interest.



     Distributions. The holders of Interests are entitled to receive distributions from funds legally available therefor if, as and when declared by the Management Committee, in respect of each Interest in proportion to the participation percentage of such Interest.



     Conversion. Under the LLC Agreement, each Class B Interest is convertible (in whole or in part) at any time following the Restricted Period at the option of the holder thereof into a Class A Interest having the same participation percentage. The Class A Interests have no conversion rights.



     Other. Holders of Interests have no preemptive or other rights to subscribe for additional Interests.



DISCLAIMER OF CERTAIN DUTIES



     The LLC Agreement provides that the Members and their affiliates and the Representatives (collectively, 'Covered Persons') will have no liability, including under any legal or equitable theory of fiduciary duty or other theory of liability, to the Company or to any other Covered Person, for any losses, claims, damages or liabilities incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company.


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     The LLC Agreement provides that to the fullest extent permitted by applicable law (including Section 18-1101(c) of the Delaware Act), no holder of an Interest (including the Members) will have any fiduciary or similar duty, at law or in equity, or any liability relating thereto, to the Company or any other holder, with respect to or in connection with the Company or the Company's business or affairs, and that the doctrine of corporate opportunity, and any other analogous doctrine, will not apply with respect to the Company. The LLC Agreement provides that to the extent the doctrine of corporate opportunity, or any other analogous doctrine, is applicable to the Company under applicable law, the provisions described below under 'Description of Capital Stock -- Corporate Opportunities' will be applicable thereto.

                          DESCRIPTION OF CAPITAL STOCK


     Following the Reconstitution, the Company's Certificate of Incorporation will provide for authorized capital stock consisting of Class A Common Stock and Class B Common Stock and preferred stock (the 'Preferred Stock'). The following summary description relating to the capital stock of the Company does not purport to be complete. The rights of the holders of the Company's capital stock will be set forth in the Company's Certificate of Incorporation, as well as the Stockholders Agreement, the forms of both of which are filed as exhibits to the LLC Agreement which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The summary set forth below is qualified by reference to such exhibits and to the applicable provisions of the Delaware General Corporation Law (the 'DGCL').


COMMON STOCK


     The relative rights of the Class A Common Stock and Class B Common Stock will be substantially identical in all respects, except for voting rights and conversion rights.



     Voting Rights. Each share of Class A Common Stock will entitle the holder to one vote and each share of Class B Common Stock will entitle the holder to 10 votes on each matter to be voted upon by the holders of the Common Stock. The holders of the shares of Class A Common Stock and Class B Common Stock will vote as one class on all matters to be voted on by stockholders, including, without limitation, the election of directors and any proposed amendment to the Certificate of Incorporation of the Company that would increase the authorized number of shares of Common Stock or any class thereof or any other class or series of stock or decrease the number of authorized shares of any class or series of stock (but not below the number thereof then outstanding), except as required by the DGCL and except that, (i) without a unanimous vote of the holders of the Class B Common Stock, voting as a separate class, (A) the Certificate of Incorporation may not be amended, altered or repealed and (B) the Company may not merge or consolidate with, or sell all or substantially all of its assets to, any person, in each case, until such time as the outstanding shares of Class B Common Stock represent less than 50% of the voting power of the outstanding Common Stock and (ii) without a majority vote of the holders of the Class A Common Stock, certain provisions of the Restated Certificate of Incorporation relating to the termination of, and vote required to waive, the limitations on business purposes described in the next sentence may not be amended, altered or repealed. Under the Restated Certificate of Incorporation, the Company will not be permitted to (i) engage in the business of providing, offering, promoting or branding any Residential Services or (ii) engage in the production, packaging, distribution, marketing, hosting, offering, promoting or branding or other provision (excluding mere transport) of Content Services, in each case until the earlier of (x) the date that is five years after the date of the filing of the Certificate of Incorporation and (y) the date on which the holders of Class B Common Stock no longer represent at least 50% of the voting power of the outstanding Common Stock of the Company.



     Neither the holders of Class A Common Stock nor the holders of Class B Common Stock will have cumulative voting rights. For a discussion of the effects of the disproportionate voting rights of the Class A Common Stock and Class B Common Stock, see 'Risk Factors -- Control by Principal Stockholders; Conflicts of Interest; Possible Competition.'



     Dividends. Each share of Common Stock is entitled to receive dividends from funds legally available therefor if, as and when declared by the Board of Directors of the Company. Class A Common Stock and Class B Common Stock share equally, on a share-for-share basis, in any dividends declared by the Board of Directors.



     Conversion. Under the Certificate of Incorporation, each share of Class B Common Stock will be convertible at any time and from time to time at the option of the holder thereof into one share of Class A Common Stock. The Class A Common Stock will have no conversion rights.



     Other. Stockholders of the Company will have no preemptive or other rights to subscribe for additional shares. All holders of Common Stock, regardless of class, will be entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of the Company.

CORPORATE OPPORTUNITIES



     The Certificate of Incorporation will provide that the Existing Stockholders are not restricted from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. In the event that any of the Existing Stockholders acquires knowledge of a potential transaction or matter that may be a corporate opportunity for any of the Existing Stockholders and the Company, such corporate opportunity shall be allocated to the Existing Stockholder if offered to any person who is an officer, employee or director of the Existing Stockholder and/or the Company, unless such opportunity is expressly offered to such person primarily in his or her capacity as an officer, employee or director of the Company. Other than in accordance herewith, the Existing Stockholders shall have no duty to communicate or present such corporate opportunity to the Company.


PREFERRED STOCK


     The Company's Board of Directors will be authorized to provide for the issuance of Preferred Stock in one or more series and to fix the designation, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series. Any Preferred Stock so issued may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of Preferred Stock may have class or series voting rights.


SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW


     The Certificate of Incorporation of the Company will expressly state that the Company has elected not to be governed by Section 203 of the DGCL which prohibits a publicly held Delaware corporation from engaging in a 'business combination' (as defined in Section 203(c)(3) of the DGCL) with an 'interested stockholder' (as defined in Section 203(c)(5) of the DGCL) for a period of three years after the date of the transaction in which such stockholder became an interested stockholder.


LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS


     The Certificate of Incorporation will limit the liability of Directors to the fullest extent permitted by the Delaware General Corporation Law.
In addition, the Restated Certificate of Incorporation will provide that the Company shall indemnify Directors and officers of the Company to the fullest extent permitted by such law. The Company anticipates entering into separate indemnification agreements with its current Directors and executive officers prior to the completion of an Initial Public Offering which will have the effect of providing such persons indemnification protection in the event the Certificate of Incorporation is subsequently amended.

                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                     TO NON-UNITED STATES HOLDERS OF NOTES



           CERTAIN UNITED STATES TAX CONSEQUENCES TO FOREIGN HOLDERS



     The following summary describes certain United States Federal income and estate tax consequences of the ownership of Notes as of the date hereof. It deals only with Notes held as capital assets by Non-United States Holders. As used herein, the term 'Non-United States Holder' means any person or entity that is, as to the United States, a foreign corporation, a nonresident alien individual, a nonresident fiduciary of a foreign estate or trust or a foreign partnership one or more of the members of which is, as to the United States, a foreign corporation, a nonresident alien individual or a nonresident fiduciary of a foreign estate or trust.



     THE DISCUSSION SET FORTH BELOW IS BASED UPON THE PROVISIONS OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE 'CODE'), AND REGULATIONS, RULINGS AND JUDICIAL DECISIONS THEREUNDER AS OF THE DATE HEREOF, AND SUCH AUTHORITIES MAY BE REPEALED, REVOKED OR MODIFIED SO AS TO RESULT IN FEDERAL INCOME TAX CONSEQUENCES DIFFERENT FROM THOSE DISCUSSED BELOW. FURTHERMORE, THIS SUMMARY DOES NOT DISCUSS ANY ASPECT OF STATE, LOCAL OR FOREIGN TAXATION. PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.



NON-UNITED STATES HOLDERS



     Under present United States Federal and estate tax law, and subject to the discussion below concerning backup withholding:



          (a) no withholding of United States Federal income tax will be required with respect to the payment by the Obligors or any paying agent of principal or interest on a Note owned by a Non-United States Holder, provided (i) that the beneficial owner does not actually or constructively own either 10% or more of the capital or profits interest in a partnership issuer or 10% or more of the total combined voting power of all classes of stock of a corporate issuer entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) the beneficial owner is not a controlled foreign corporation that is related to the Obligors through stock ownership, (iii) the beneficial owner is not a bank whose receipt of interest on a Note is described in section 881(c)(3)(A) of the Code and (iv) the beneficial owner satisfies the statement requirement (described generally below) set forth in section 871(h) and section 881(c) of the Code and the regulations thereunder; and



          (b) no withholding of United States Federal income tax will be required with respect to any gain or income realized by a Non-United States Holder upon the sale, exchange, retirement or other disposition of a Note; and



          (c) a Note beneficially owned by an individual who at the time of death is a Non-United States Holder will not be subject to United States Federal estate tax as a result of such individual's death, provided that such individual does not actually or constructively own either 10% or more of the capital or profits interest in a partnership issuer or 10% or more of the total combined voting power of all classes of stock of a corporate issuer entitled to vote within the meaning of section 871(h)(3) of the Code and provided that the interest payments with respect to such Note would not have been, if received at the time of such individual's death, effectively connected with the conduct of a United States trade or business by such individual.



     To satisfy the requirement referred to in (a)(iv) above, the beneficial owner of such Note, or a financial institution holding the Note on behalf of such owner, must provide, in accordance with specified procedures, a paying agent of the Obligors with a statement to the effect that the beneficial owner is not a United States person. Currently, these requirements will be met if (1) the beneficial owner provides his name and address, and certifies, under penalties of perjury, that he is not a United States person (which certification may be made on an Internal Revenue Service ('IRS') Form W-8 (or successor form)) or (2) a financial institution holding the Note on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof. Under recently finalized Treasury regulations (the 'Final Regulations'), the statement requirement referred to in (a)(iv) above may also be satisfied with other documentary evidence for interest paid after December 31, 1999 with respect to an offshore account or through certain foreign intermediaries.

     If a Non-United States Holder cannot satisfy the requirements of the 'portfolio interest' exception described in (a)(iv) above, payments of interest made to such Non-United States Holder will be subject to a 30% withholding tax (or such lower rate as may be provided by an applicable income tax treaty between the United States and a foreign country) unless the beneficial owner of the Note provides the Obligors or their paying agent, as the case may be, with a properly executed (1) IRS Form 1001 (or successor form) claiming an exemption from withholding under the benefit of a tax treaty or (2) IRS Form 4224 (or successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States. Under the Final Regulations, Non-United States Holders will generally be required to provide IRS Form W-8 in lieu of the IRS Form 1001 and IRS Form 4224, although alternative documentation may be applicable in certain situations.



     If a Non-United States Holder is engaged in a trade or business in the United States and interest on the Note is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from the withholding tax discussed above (provided the Non-United States Holder files the appropriate certification with the Obligors or their agent), will be subject to United States Federal income tax on such interest on a net income basis in the same manner as if it were a United States person. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, such premium, if any, and interest on a Note will be included in such foreign corporation's earnings and profits.



     Any gain or income realized upon the sale, exchange, retirement or other disposition of a Note generally will not be subject to United States Federal income tax unless (i) such gain or income is effectively connected with trade or business in the United States of the Non-United States Holder, or (ii) in the case of a Non-United States Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange, retirement or other disposition, and certain other conditions are met.



INFORMATION REPORTING AND BACKUP WITHHOLDING



     No information reporting or backup withholding tax (which is a withholding tax imposed at the rate of 31% on certain payments to persons who fail to furnish the information required under the United States information reporting requirements) will be required with respect to payments made by the Obligors or any paying agent to Non-United States Holders if a statement described in
(a)(iv) under 'Non-United States Holders' has been received and the payor does not have actual knowledge that the beneficial owner is a United States person.



     In addition, backup withholding and information reporting generally will not apply if payments of the principal or interest on a Note are paid or collected by a foreign office of a custodian, nominee or other foreign agent on behalf of the beneficial owner of such Note, or if a foreign office of a broker (as defined in applicable Treasury regulations) pays the proceeds of the sale of a Note to the owner thereof. If, however, such nominee, custodian, agent or broker is, for United States Federal income tax purposes, a United States person, a controlled foreign corporation or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, for taxable years beginning after December 31, 1999, a foreign partnership, in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or which is engaged in a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner is not a United States person and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption.



     Payments of principal or interest, on a Note paid to the beneficial owner of a Note by a United States office of a custodian, nominee or agent, or the payment by the United States office of a broker of the proceeds of sale of a Note will be subject to both backup withholding and information reporting unless the beneficial owner provides the statement referred to in (a)(iv) above and the payor does not have actual knowledge that the beneficial owner is a United States person or otherwise establishes an exemption.



     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's United States Federal income tax liability provided the required information is furnished to the IRS.

                                  UNDERWRITERS


     Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof (the 'Underwriting Agreement'), the Underwriters named below have severally agreed to purchase, and the Obligors have agreed to sell to them, severally, the respective principal amount of Notes set forth opposite the names of such Underwriters below:



                                                                                 PRINCIPAL
                                   NAME                                            AMOUNT
---------------------------------------------------------------------------   ----------------
Morgan Stanley & Co. Incorporated..........................................     $
Lehman Brothers Inc. ......................................................
                                                                              ----------------
          Total............................................................     $400,000,000
                                                                              ----------------
                                                                              ----------------


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Notes offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the Notes offered hereby if any are taken.


     The Underwriters propose to offer part of the Notes directly to the public at the Price to Public set forth on the cover page hereof and part to certain
dealers at a price which represents a concession not in excess of    % of the
principal amount of the Notes. Each Underwriter may allow, and such dealers may
reallow, a concession to certain other dealers not in excess of    % of the
principal amount of the Notes. After the initial offering of the Notes, the offering price and other selling terms may from time to time be varied by the Underwriters.



     The Company does not intend to apply for listing of the Notes on any national securities exchange, but has been advised by the Underwriters that they currently intend to make a market in the Notes, as permitted by applicable laws and regulations. The Underwriters are not obligated, however, to make a market in the Notes and any such market making may be discontinued at any time without notice, at their sole discretion. Accordingly, no assurance can be given as to the liquidity of, or the existence of trading markets for, the Notes.



     In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may over-allot in connection with the Offering, creating a short position in the Notes for their own account. In addition, to cover over-allotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an Underwriter or a dealer for distributing the Notes in the Offering, if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.



     The Obligors and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.



     From time to time, Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. provide certain financial advisory services to the Company and the Members for which they have received customary fees and commissions.


                                 LEGAL MATTERS

     The legality of the Notes offered hereby and certain other legal matters will be passed upon for the Company by Cravath, Swaine & Moore, New York, New York and for the Underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS


     The combined financial statements of Time Warner Telecom LLC and its subsidiaries as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     The Company has filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the Notes being offered in the Offering. For the purposes hereof, the term 'Registration Statement' means the original Registration Statement and any and all amendments thereto, including the schedules and exhibits to such original Registration Statement or any such amendment. This Prospectus does not contain all of the information set forth in the Registration Statement, to which reference hereby is made. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions.



     Upon effectiveness of the Registration Statement of which this Prospectus forms a part, the Obligors will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the 'Exchange Act') and in accordance therewith will file periodic reports, and other information relating to its business, financial statements and other matters. Any interested party may inspect the Registration Statement, the reports, proxy statements and other information without charge, at the public reference facilities of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices in Chicago (Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60601), and in New York (Seven World Trade Center, 13th Floor, New York, New York 10048) or through the World Wide Web (http://www.sec.gov.). Any interested party may obtain copies of all or any portion of the Registration Statement, the reports, proxy statements and other information at prescribed rates from the Public Reference Section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.



     The Obligors intend to distribute to all holders of the Notes offered hereby annual reports containing audited consolidated financial statements and a report thereon by their independent certified public accountants and quarterly reports containing unaudited consolidated financial information for each of the first three quarters of each fiscal year.

                                    GLOSSARY

     Access Charges. The fees paid by long distance carriers for the local connections between the long distance carriers' networks and the long distance carriers' customers.

     ATM (asynchronous transfer mode). A recently commercialized switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit-long packet or cell. ATM-based packet transport was specifically developed to allow switching and transmission of mixed voice, date and video at varying rates. The ATM format can be used by many different information systems, including LANs.

     BOC (Bell Operating Company). A telephone operating subsidiary of an RBOC; an incumbent local exchange carrier.

     Broadcast Video TV-1. This Company service provides dedicated transport of broadcast quality video signals.

     CAP (Competitive Access Provider). A company that provides dedicated telecommunications services (private line, local transport and special access) as an alternative to the ILEC.

     CDMA (Code Division Multiple Access). A form of wireless communications technology.

     Central Offices. A telecommunications center where switches and other telecommunications facilities are housed. CAPs may connect with ILEC networks either at this location or through a remote location.

     Collocation. The ability of a telecommunications carrier to interconnect its network to the ILEC's network by extending its facilities to the ILEC's central office. Physical collocation occurs when the interconnecting carrier places its network equipment within the ILEC's central offices. Virtual collocation is an alternative to physical collocation under which the ILEC permits a carrier to interconnect its network to the ILEC's network in a manner which is technically, operationally and economically comparable to physical collocation, even though the interconnecting carrier's network connection equipment is not physically located within the central offices.

     CLEC (Competitive Local Exchange Carrier). A company that provides local exchange services, including Dedicated service, in competition with the ILEC.

     Dedicated. Telecommunications lines dedicated to, or reserved for use by, a particular customer along predetermined routes (in contrast to links which are temporarily established).

     Dedicated Transmission. The sending of electronic signals carrying information over a Direct Transport facility.

     DID. The ability of an outside caller to call an internal extension without having to pass through an operator. In large PBX systems, the dialed numbers are passed through from the Central Office.

     Digital. A means of storing, processing and transmitting information by using distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies use a sequence of these pulses to represent information as opposed to the continuously variable analog signal. The precise digital numbers preclude and distortion (such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission).

     Direct Transport (aka Dedicated Transport). A non-switched point-to-point telecommunications facility leased from a telecommunications provider by an end user and used exclusively by that end user.

     Diverse Routing. A telecommunications network configuration in which signals are transmitted simultaneously along two different paths so that if one path is cut or impaired, traffic can continue in the other direction without interrupting service. The Company's networks generally provide diverse routing.

     DOD. The ability to dial directly out from an internal extension without having to go through an operator.

     DS0, DS1, DS3. Standard North American telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS0 service has a bit rate of 64 kilobits per second. DS1 service has a bit rate of 1.544 megabits per second and DS3 service as a bit rate of 44.736 megabits per second. A DS0 can transmit a single uncompressed voice conversation.

     FCC. Federal Communications Commission.

     FDMA (Frequency Division Multiple Access). A form of wireless communications technology.

     Fiber Miles. The number of route miles of fiber optic cable installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers in the cable. See the definition of 'route mile' below.

     Fiber Optics. Fiber optic technology involves sending laser light pulses across glass strands in order to transmit digital information. Fiber optic cable is the medium of choice for the telecommunications and cable industries. Fiber is immune to electrical interference and environmental factors that effect copper wiring and satellite transmission.

     Hub. Collocation centers located centrally in an area where telecommunications traffic can be aggregated for transport and distribution.

     Hybrid Fiber Coaxial (HFC). A new technology consisting of fiber optic distribution facilities and coaxial cable deployed to the home or business. This technology enables the operator to offer a wide variety of two-way broadband services, including telecommunications and entertainment.

     Interconnection Decisions. Rulings by the FCC announced in September 1992 and August 1993, which require the BOCs and other large ILECs to provide interconnection in ILEC central offices to any CAP, long distance carrier or end user requesting such interconnection to provide interstate special access or switched transport services.

     ILECs (Incumbent Local Exchange Carriers). The local phone companies, either a BOC or an independent (such as GTE) which provides local exchange services.

     Internet. The name used to describe the global open network of computers that permits a person with access to the Internet to exchange information with any other computer connected to the network.

     ISDN (Integrated Services Digital Network). ISDN is an internationally agreed standard which, through special equipment, allows two-way, simultaneous voice and data transmission in digital formats over the same transmission line. ISDN permits video conferencing over a single line, for example, and also supports a multitude of value-added switched service applications such as Incoming Calling Line Identification. ISDN's combined voice and data networking capabilities reduce costs for end users and result in more efficient use of available facilities. ISDN combines standards for highly flexible customer to network signaling with both voice and data within a common facility.

     IXC (Interexchange Carrier). A long distance carrier.

     Kbps (Kilobits). One thousand bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in 'thousands of bits per second.'

     LANs (Local Area Networks). The interconnection of computers for the purpose of sharing files, programs and peripheral devices such as printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs. LANs are generally confined to a single customer's premises and may be extended or interconnected to other locations through the use of bridges and routers.

     LATAS (Local Access and Transport Area). The geographical areas within which a local telephone company may offer telecommunications services, as defined in the divestiture order known as the Modified Final Judgment ('MFP') unless and until refined by the FCC pursuant to the Telecommunications Act of 1996.

     Local Exchange. A geographic area defined by the appropriate state regulatory authority in which telephone calls generally are transmitted without toll charges to the calling or called party.

     Local Exchange Service/Local Exchange Telephone Service. Basic local telephone service, including the provision of telephone numbers, dial tone and calling within the local exchange area.

     Long Distance Carriers (Interexchange Carriers or IXC). Long distance carriers providing services between LATAs, on an interstate or intrastate basis. A long distance carrier may be facilities-based or offer service by reselling the services of a facilities-based carrier.

     Local Transport Services. Dedicated lines between the ILEC's central offices and long distance carrier POPs used to carry switched traffic.

     Mbps (Megabit). One million bits of information. The information carrying capacity (i.e., bandwidth) of a circuit may be measured in 'millions of bits per second.'

     Multiplexing. An electronic or optical process that combines a number of lower speed transmission signals into one higher speed signal. There are various techniques for multiplexing, including frequency division (splitting the total available frequency bandwidth into smaller frequency slices), time division (slicing a channel into timeslots and placing each signal into its assigned timeslot), and statistical (wherein multiplexed signals share the same channel and each transmits only when it has data to send).

     Node. A point of connection into a fiber optic network.

     PBX (Private Branch Exchange). A customer owned and operated switch on customer premises, typically used by large businesses with multiple telephone lines.

     PBX Trunk. A transmission facility which connects a PBX to the Company's or ILEC's central office switching center.

     POPs (Points of Presence). Locations where a long distance carrier has installed transmission equipment in a service area that serves as, or relays telephone calls to, a network switching center of the same long distance carrier.

     Private Line. A private, dedicated telecommunications link between different customer locations (excluding long distance carrier POPs).

     Private Network Transport Service. This service is a private, dedicated high capacity premium quality service over fully redundant, diverse routed, SONET rings with band width that is dedicated and always available.

     Public Switched Network. The switched network available to all users generally on a shared basis (i.e., not dedicated to a particular user). The local exchange telephone service networks operated by ILECs are the largest and often the only public switched networks in a given locality.

     PUC (Public Utility Commission). A state regulatory body, established in most states, which regulates utilities, including telecommunications companies providing intrastate services. In some states this regulatory body may have a different name, such as public service commission ('PSC').

     RBOC (Regional Bell Operating Company). The holding company which owns a
BOC.

     Reciprocal Compensation. An arrangement in which two local exchange carriers agree to terminate traffic originating on each other's networks in exchange for a negotiated level of compensation.

     Redundant Electronics. A telecommunications facility that uses two separate electronic devices to transmit a telecommunications signal so that if one device malfunctions, the signal may continue without interruption.

     Route Mile. The number of miles along which fiber optic cables are installed.

     SONET (Synchronous Optical Network). A set of standards for optical communications transmission systems that define the optical rates and formats, signal characteristics, performance, management and maintenance information to be embedded within the signals and the multiplexing techniques to be employed in optical communications transmission systems. SONET facilitates the interoperability of dissimilar vendors equipment. SONET benefits business customers by minimizing the equipment necessary for various telecommunications applications and supports networking diagnostic and maintenance features.

     Special Access Services. The lease of private, dedicated telecommunications lines or circuits on an ILEC's or a CAP's network which run to or from the long distance carrier's POPs. Special access services do not require the use of switches. Examples of special access services are telecommunications circuits running between POPs of a single long distance carrier, from one long distance carrier's POP to another long distance carrier's POP or from an end user to its long distance carrier's POP.

     STS-1. This dedicated transmission service is carried over high capacity channels for full duplex, synchronous optical transmission of digital data on SONET standards. This service eliminates the need to maintain and pay for multiple dedicated lines.

     Switch. A mechanical or electronic device that opens or closes circuits or selects the paths or circuits to be used for the transmission of information. Switching is a process of linking different circuits to create a temporary transmission path between users. Within this document, switches generally refer to voice grade telecommunications switches unless specifically stated otherwise.

     Switched Access Services. The connection between a long distance carrier's POP and an end user's premises through the switching facilities of a local exchange carrier.

     Switched Services. Telecommunications services that support the connection of one calling party with another calling party via use of a telephone switch (i.e., an electronic device that opens or closes circuits, completes or breaks an electrical path, or selects paths or circuits).

     TDMA (Time Division Multiple Access). A form of wireless communications technology.

     Toll Services. Otherwise known as EAS or intra LATA toll services are those calls that are beyond the free local calling area but originate and terminate within the same LATA; such calls are usually priced on a measured basis.


     Voice Grade Equivalent ('VGE') Circuit. One DS0. One voice grade equivalent circuit is equal to 64 kilobits of bandwidth.

                            TIME WARNER TELECOM LLC
                     INDEX TO COMBINED FINANCIAL STATEMENTS



                                                                                                              PAGE
                                                                                                              ----
Audited Financial Statements:
     Report of Independent Auditors........................................................................    F-2
     Combined Balance Sheet at December 31, 1997 and 1996..................................................    F-3
     Combined Statement of Operations for the years ended December 31, 1997, 1996
       and 1995............................................................................................    F-4
     Combined Statement of Cash Flows for the years ended December 31, 1997, 1996
       and 1995............................................................................................    F-5
     Combined Statement of Changes in Members' Equity for the years ended
       December 31, 1997, 1996 and 1995....................................................................    F-6
     Notes to Combined Financial Statements................................................................    F-7
Unaudited Financial Statements:
     Combined Balance Sheet at March 31, 1998 and December 31, 1997........................................   F-14
     Combined Statement of Operations for the three months ended March 31, 1998 and 1997...................   F-15
     Combined Statement of Cash Flows for the three months ended March 31, 1998 and 1997...................   F-16
     Combined Statement of Changes in Members' Equity for the three months ended
       March 31, 1998......................................................................................   F-17
     Notes to Combined Financial Statements................................................................   F-18



Note: Financial statements of Time Warner Telecom Inc. (organized in January
      1998) have not been presented as this company has no significant assets, liabilities (including contingent liabilities) or commitments, and has no operating activities.

                         REPORT OF INDEPENDENT AUDITORS


To TIME WARNER TELECOM LLC



     We have audited the accompanying combined balance sheet of Time Warner Telecom LLC (the 'Company') as of December 31, 1997 and 1996, and the related combined statements of operations, cash flows and members' equity for each of the three years in the period ended December 31, 1997. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Company at December 31, 1997 and 1996, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                          ERNST & YOUNG LLP


New York, New York
March 13, 1998,
except for Notes 1, 4, 5, 6 and 8, as to which the date is June 22, 1998






     The foregoing report is in the form that will be signed upon the reorganization of the Company as discussed in Note 4 to the combined financial statements.


                                          ERNST & YOUNG LLP


New York, New York
June 22, 1998

                            TIME WARNER TELECOM LLC
                             COMBINED BALANCE SHEET



                                                                                                 DECEMBER 31,
                                                                                             --------------------
                                                                                               1997        1996
                                                                                             --------    --------
                                                                                                 (THOUSANDS)
                                          ASSETS
Current assets
     Receivables, less allowances of $776 and $193........................................   $  8,882    $  4,863
     Prepaid expenses.....................................................................      1,192       1,115
                                                                                             --------    --------
          Total current assets............................................................     10,074       5,978
     Investments in unconsolidated affiliates.............................................      4,376      10,239
     Property, plant and equipment........................................................    484,206     352,708
     Less: accumulated depreciation.......................................................    (69,048)    (29,547)
                                                                                             --------    --------
                                                                                              415,158     323,161
     Intangible assets, net...............................................................      8,469       2,102
                                                                                             --------    --------
          Total assets....................................................................   $438,077    $341,480
                                                                                             --------    --------
                                                                                             --------    --------

                             LIABILITIES AND MEMBERS' EQUITY
Current liabilities
     Accounts payable.....................................................................   $ 32,908    $ 27,622
     Other current liabilities............................................................     29,304      17,793
                                                                                             --------    --------
          Total current liabilities.......................................................     62,212      45,415
     Subordinated loans payable to the Parent Companies (including $1,544 of accrued
      interest)...........................................................................     75,475          --
     Other liabilities....................................................................         --       1,128
Members' equity
     Class A Interests having an aggregate participation percentage of 0%.................         --          --
     Class B Interests having an aggregate participation percentage of 100%...............    555,807     479,698
     Accumulated deficit..................................................................   (255,417)   (184,761)
                                                                                             --------    --------
          Total members' equity...........................................................    300,390     294,937
                                                                                             --------    --------
          Total liabilities and members' equity...........................................   $438,077    $341,480
                                                                                             --------    --------
                                                                                             --------    --------


                            See accompanying notes.

                            TIME WARNER TELECOM LLC
                        COMBINED STATEMENT OF OPERATIONS



                                                                                     YEAR ENDED DECEMBER 31,
                                                                                 --------------------------------
                                                                                   1997        1996        1995
                                                                                 --------    --------    --------
                                                                                (THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
     Dedicated transport services.............................................   $ 44,529    $ 20,362    $  6,505
     Switched services........................................................     10,872       3,555         350
                                                                                 --------    --------    --------
          Total revenues......................................................     55,401      23,917       6,855
                                                                                 --------    --------    --------
Costs and expenses:
     Operating(a).............................................................     40,349      25,715      15,106
     Selling, general and administrative(a)...................................     54,640      60,366      34,222
     Depreciation and amortization(a).........................................     38,466      22,353       7,216
                                                                                 --------    --------    --------
          Total costs and expenses............................................    133,455     108,434      56,544
                                                                                 --------    --------    --------
Operating loss................................................................    (78,054)    (84,517)    (49,689)
Gain on disposition of investments (Note 3)...................................     11,018          --          --
Equity in losses of unconsolidated affiliates.................................     (2,082)     (1,547)     (1,391)
Interest expense, net(a)......................................................     (1,538)        (52)        (25)
                                                                                 --------    --------    --------
Net loss......................................................................   $(70,656)   $(86,116)   $(51,105)
                                                                                 --------    --------    --------
                                                                                 --------    --------    --------
(a) Includes expenses resulting from transactions with affiliates (Note 8):
       Operating..............................................................   $  1,731    $  1,303    $    648
                                                                                 --------    --------    --------
                                                                                 --------    --------    --------
       Selling, general and administrative....................................   $  4,967    $  4,759    $  3,789
                                                                                 --------    --------    --------
                                                                                 --------    --------    --------
       Depreciation and amortization..........................................   $  7,064    $  4,961    $  2,070
                                                                                 --------    --------    --------
                                                                                 --------    --------    --------
       Interest expense, net..................................................   $  1,544    $     --    $     --
                                                                                 --------    --------    --------
                                                                                 --------    --------    --------


                            See accompanying notes.

                            TIME WARNER TELECOM LLC
                        COMBINED STATEMENT OF CASH FLOWS


                                                                                    YEAR ENDED DECEMBER 31,
                                                                              -----------------------------------
                                                                                1997         1996         1995
                                                                              ---------    ---------    ---------
                                                                                          (THOUSANDS)
OPERATIONS
Net loss...................................................................   $ (70,656)   $ (86,116)   $ (51,105)
Adjustments for noncash and nonoperating items:
Gain on disposition of investments.........................................     (11,018)          --           --
Depreciation and amortization..............................................      38,466       22,353        7,216
Equity in loss of unconsolidated affiliates................................       2,082        1,547        1,391
Changes in operating assets and liabilities:
     Accounts receivable and other current assets..........................      (4,124)      (2,334)        (936)
     Accounts payable and other current liabilities........................      18,374       10,424        7,277
     Other balance sheet changes...........................................      (2,543)       1,852          552
                                                                              ---------    ---------    ---------
Cash used in operations....................................................     (29,419)     (52,274)     (35,605)
                                                                              ---------    ---------    ---------

INVESTING ACTIVITIES
Capital expenditures.......................................................    (127,315)    (144,815)    (141,479)
Investments and acquisitions...............................................        (334)      (4,375)      (3,814)
Proceeds from sale of investment...........................................       7,028           --           --
                                                                              ---------    ---------    ---------
Cash used in investing activities..........................................    (120,621)    (149,190)    (145,293)
                                                                              ---------    ---------    ---------

FINANCING ACTIVITIES
Proceeds from loans from the Parent Companies..............................      73,931           --           --
Capital contributions from the Parent Companies............................     127,550      222,584      185,989
Distributions to the Parent Companies......................................     (51,441)     (21,120)      (5,091)
                                                                              ---------    ---------    ---------
Cash provided by financing activities......................................     150,040      201,464      180,898
                                                                              ---------    ---------    ---------

INCREASE IN CASH AND EQUIVALENTS...........................................          --           --           --

CASH AND EQUIVALENTS AT BEGINNING OF PERIOD................................          --           --           --
                                                                              ---------    ---------    ---------

CASH AND EQUIVALENTS AT END OF PERIOD......................................   $      --    $      --    $      --
                                                                              ---------    ---------    ---------
                                                                              ---------    ---------    ---------

Supplemental disclosures of cash flow information:
Interest paid..............................................................   $      --    $      55    $      25
                                                                              ---------    ---------    ---------
                                                                              ---------    ---------    ---------
Noncash financing activities...............................................   $      --    $      --    $  16,047
                                                                              ---------    ---------    ---------
                                                                              ---------    ---------    ---------

                            See accompanying notes.

                            TIME WARNER TELECOM LLC
                COMBINED STATEMENT OF CHANGES IN MEMBERS' EQUITY



                                                                                                          TOTAL
                                                                              CLASS B     ACCUMULATED    MEMBERS'
                                                                              INTERESTS     DEFICIT       EQUITY
                                                                              --------    -----------    --------
                                                                                          (THOUSANDS)
BALANCE AT DECEMBER 31, 1994...............................................   $ 81,289     $ (47,540)    $ 33,749
Net loss for 1995..........................................................         --       (51,105)     (51,105)
Capital contributions resulting from the A/N and KBLCOM transactions (Note
  2).......................................................................     16,047            --       16,047
Net capital contributions from the Parent Companies........................    180,898            --      180,898
                                                                              --------    -----------    --------

BALANCE AT DECEMBER 31, 1995...............................................    278,234       (98,645)     179,589
Net loss for 1996..........................................................         --       (86,116)     (86,116)
Net capital contributions from the Parent Companies........................    201,464            --      201,464
                                                                              --------    -----------    --------

BALANCE AT DECEMBER 31, 1996...............................................    479,698      (184,761)     294,937
Net loss for 1997..........................................................         --       (70,656)     (70,656)
Net capital contributions from the Parent Companies........................     76,109            --       76,109
                                                                              --------    -----------    --------

BALANCE AT DECEMBER 31, 1997...............................................   $555,807     $(255,417)    $300,390
                                                                              --------    -----------    --------
                                                                              --------    -----------    --------


                            See accompanying notes.

                            TIME WARNER TELECOM LLC
                     NOTES TO COMBINED FINANCIAL STATEMENTS


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS


     Time Warner Telecom LLC, a Delaware limited liability company (the 'Company'), is a facilities-based competitive local telecommunications services provider ('CLEC') in selected metropolitan markets across the United States, offering a wide range of business telephony services, primarily to medium- and large-sized business customers. The business of the Company was commenced in 1993 by Time Warner Cable ('TW Cable'), a division of Time Warner Entertainment Company, L.P. ('TWE'), and reflects the combined commercial telecommunication operations under the ownership or management control of TW Cable. These operations consist of the commercial telecommunication operations of Time Warner Inc. and certain of its subsidiaries ('Time Warner') and the Time Warner Entertainment-Advance/Newhouse Partnership ('TWEAN') that were acquired or formed in 1995, as well as the pre-existing commercial telecommunication operations of TWE (collectively, TWE, TWEAN and Time Warner are referred to herein as the 'Parent Companies').


     To date, the majority of the Company's revenues have been derived from the provision of 'private line' or 'direct access' telecommunications services. Because the Company has deployed switches in 16 of its 19 markets, management expects that a growing portion of the Company's revenues will be derived from providing switched services. The Company's customers are principally telecommunications-intensive business end-users, IXCs, ISPs, wireless communications companies and governmental entities. Such customers are offered a wide range of integrated telecommunications products and services, including dedicated transmission, local switched, data and video transmission services and Internet services. In addition, the Company benefits from its strategic relationship with TW Cable both through access rights and cost-sharing. As a result, the Company's networks have been constructed primarily through the use of fiber capacity licensed from TW Cable.

BASIS OF PRESENTATION


     The combined financial statements of the Company reflect the 'carved out' historical financial position, results of operations, cash flows and changes in members' equity of the commercial telecommunications operations of the Parent Companies as if they had been operating as a separate company. The combined statement of operations has been adjusted to retroactively reflect an allocation of certain expenses pursuant to the final terms of the related agreements, primarily relating to office rent, overhead charges for various administrative functions performed by TW Cable and certain facility maintenance and pole rental costs. These allocations were required to reflect all costs of doing business and have been based on various methods (Note 8), which management believes results in reasonable allocations of such costs.


     The combined financial statements also include the contribution of the Advance/Newhouse Partnership's ('A/N') ownership interests in various telephony partnerships effective as of April 1, 1995 and the San Antonio, Texas telephony operation of KBLCOM Incorporated ('KBLCOM') acquired by Time Warner effective as of July 6, 1995.

     Effective January 1, 1996, the Company adopted Financial Accounting Standards Board ('FASB') Statement No. 121 ('FAS 121'), 'Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of', which established standards for the recognition and measurement of impairment losses on long-lived assets and certain intangible assets. The adoption of FAS 121 did not have a material effect on the Company's financial condition and results of operations.


     Time Warner and MediaOne Group, Inc. ('MediaOne', a limited partner of TWE) have various stock option plans under which options to purchase Time Warner or MediaOne common stock may be granted to employees of the Company. Such options have been granted to employees of the Company at fair market value at the date of grant. In accordance with Accounting Principles Board Statement No. 25 ('APB 25'), no compensation cost has been recognized for its stock options. Generally, the options become exercisable over a three-year vesting period and expire ten years from the date of grant. The Company has elected to continue to account for such transactions under APB 25.


     During fiscal 1997, the FASB issued Statement No. 130, 'Reporting Comprehensive Income' ('FAS 130'), and Statement No. 131, 'Disclosures about Segments of an Enterprise and Related Information' ('FAS 131'). FAS 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of financial statements. The Company will adopt FAS 130 as

                            TIME WARNER TELECOM LLC
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

of the first quarter of 1998. FAS 131 requires disclosure of financial and descriptive information about an entity's reportable operating segments under the 'management approach' as defined in the Statement. The Company will adopt FAS 131 as of December 31, 1998. The impact of adoption of these standards on the Company's financial statements is not expected to be material.

BASIS OF CONSOLIDATION AND ACCOUNTING FOR INVESTMENTS

     The combined financial statements include 100% of the assets, liabilities, revenues, expenses, income, loss and cash flows of the Company and all entities in which the Company has a controlling voting interest ('subsidiaries'), as if the Company and its subsidiaries were a single entity. Significant intercompany accounts and transactions between the combined entities have been eliminated. Significant accounts and transactions with the Parent Companies are disclosed as related party transactions.

     Investments in entities in which the Company has significant influence, but less than a controlling voting interest, are accounted for using the equity method. At December 31, 1997, the Company's investments in unconsolidated affiliates consisted solely of a 50% investment in Metrocomm AXS, L.P., a joint venture providing commercial telecommunications services in the central Ohio area. Under the equity method, only the Company's investment in and amounts due to and from the equity investee are included in the combined balance sheet, and only the Company's share of the investee's earnings is included in the combined operating results. In addition, only the Company's share of the cash distributions and cash paid to the investee are included in the combined cash flows.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could differ from those estimates.

REVENUES

     Revenues for dedicated transport services are generally billed on a fixed rate basis and recognized over the period provided. Revenues for switched services revenues are generally billed on a transactional basis determined by customer usage, and are recognized over the period provided.

     In addition to depreciation expense, the primary costs of revenues are charges from local exchange carriers for circuit leases and interconnection costs, which are both expensed as incurred.

ADVERTISING

     Advertising costs are expensed upon the first exhibition of related advertisements. Advertising expense amounted to $1.0 million, $1.4 million and $1.1 million for the years ended December 31, 1997, 1996, and 1995, respectively.

SIGNIFICANT CUSTOMERS

     The Company has substantial business relationships with a few large customers, including the major long distance carriers. For the year ended December 31, 1997, the Company's top 10 customers accounted for 47.8% of the Company's consolidated revenues. Two of these customers were interexchange carriers ('IXC'), which each accounted for more than 10% of the Company's revenues in 1997 and 1996. Revenues included sales to these two IXC's of approximately $14.7 million and $5.2 million in 1997 and 1996, respectively. In 1995, no single customer accounted for more than 10% of the Company's total revenues. The Company does not require collateral for telecommunications services provided to its customers. However, the Company performs ongoing credit evaluations of its customers' financial conditions and an allowance for doubtful accounts of $776,000 and $193,000 at December 31, 1997 and 1996, respectively, has been provided based on the expected collectibility of all accounts receivables.

CASH AND EQUIVALENTS


     The Company does not maintain any cash balance since all funding of the Company's operating, investing and financing activities were provided by the Parent Companies or by revolving loans payable to the Parent Companies (Note 6). This funding consists of non-interest bearing capital contributions through June 30, 1997 and revolving loans thereafter. The non-interest bearing capital contributions have been included in paid-in

                            TIME WARNER TELECOM LLC
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


capital. The average net capital contributions from the Parent Companies were $517.8 million for the six months ended June 30, 1997, and $379.0 million and $179.8 million for the years ended December 31, 1996, and 1995, respectively. The revolving loans, including accrued interest, have been reflected as a long-term liability in the accompanying balance sheet.


PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment are recorded at cost. Additions to property, plant and equipment generally include material, labor, and overhead. The Company licenses the right to use the majority of its fiber optic cable from TW Cable divisions, in which they are co-located. The cost of these use rights is capitalized and reflects an allocable share of TW Cable's costs, which generally reflects the incremental costs incurred by TW Cable to construct the fiber. Such amounts do not always reflect TW Cable's total costs of constructing the distribution plant. Depreciation is provided on the straight-line method over estimated useful lives as follows:

Buildings and improvements.............................................    5-20 years
Communications networks................................................    5-15 years
Vehicles and other equipment...........................................    3-10 years
Fiber optic use rights.................................................      15 years

     Property, plant and equipment consist of:

                                                                             DECEMBER 31,
                                                                         --------------------
                                                                           1997        1996
                                                                         --------    --------
                                                                             (THOUSANDS)
Buildings and improvements............................................   $ 12,846    $  8,485
Communications networks...............................................    290,618     203,841
Vehicles and other equipment..........................................     46,086      38,250
Fiber optic use rights................................................    134,656     102,132
                                                                         --------    --------
                                                                          484,206     352,708
Less accumulated depreciation.........................................    (69,048)    (29,547)
                                                                         --------    --------
          Total.......................................................   $415,158    $323,161
                                                                         --------    --------
                                                                         --------    --------

INTANGIBLE ASSETS

     Intangible assets primarily consist of goodwill, deferred right of way costs and covenants not to compete, which are amortized over periods up to 20 years using the straight-line method. Amortization expense amounted to $2.0 million, $271,000 and $213,000 for the years ended December 31, 1997, 1996 and 1995, respectively. Accumulated amortization of intangible assets at December 31, 1997 and 1996, amounted to $1.2 million and $920,000, respectively.

INCOME TAXES


     In connection with the Reorganization (Note 4), the Company was formed as a limited liability company. As a limited liability company, the Company is treated as a partnership for income tax purposes. As such, the Company is not subject to Federal and state income taxation. The financial statement basis of the Company's assets exceeds the corresponding tax basis by approximately $78.8 million at December 31, 1997, principally as a result of differences in accounting for depreciable assets for financial statement and income tax purposes.





2. MERGERS AND ACQUISITIONS

     On April 1, 1995, in connection with the formation of TWEAN, A/N contributed certain telecommunication investments to the Company, consisting of
(i) various telecommunication partnerships serving the New York area (the 'Hyperion Partnerships'), including a 20% interest in Buffalo (the 'Buffalo Operations'), a 50% interest in Syracuse (the 'Syracuse Operations'), a 50% interest in Albany (the 'Albany Operations') and an 80% interest in Binghamton (the 'Binghamton Operations') and (ii) the remaining 50% interest not already owned by the Company of a telecommunications partnership serving the Charlotte, North Carolina area (the 'Charlotte Operations'). The net assets contributed were recorded at an historical cost of $7.4 million. In connection with this transaction, the Company consolidated the Charlotte Operations effective April 1, 1995 as a result of its 100% ownership interest therein.

                            TIME WARNER TELECOM LLC
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


     On July 6, 1995, Time Warner acquired KBLCOM, a cable television company which also owned a telephony operation in San Antonio, Texas. The net assets of the San Antonio telephony operation were acquired at fair market value and totaled $8.6 million, consisting of: property, plant and equipment, net of $7.8 million; other current and noncurrent assets of $1.0 million; and other current liabilities of $200,000.

3. INVESTMENTS

     Since April 1995, the Company has owned various interests in the Hyperion Partnerships, a group of telecommunication partnerships serving the Buffalo, Syracuse, Albany and Binghamton, New York areas. These interests were all previously accounted for under the equity method of accounting.

     In September 1997, the Company completed a series of transactions, whereby it sold its interests in the Buffalo Operations and Syracuse Operations in exchange for $7.0 million of cash and all of the minority interests in the Albany Operations and Binghamton Operations (collectively, the 'Hyperion Transactions'). Accordingly, effective September 1997, the Company has consolidated the Albany Operations and Binghamton Operations as a result of its 100% ownership interests therein. The net assets of the Albany Operations and Binghamton Operations are not material to the Company's financial position.

     The Company accounted for the acquisition of the minority interests in the Albany Operations and Binghamton Operations under the purchase method of accounting for business combinations. In connection with the Hyperion Transactions, the Company recognized a gain of approximately $11.0 million.


4. MEMBERS' EQUITY



     At December 31, 1997, all the assets and liabilities of the Company were beneficially owned by Time Warner and MediaOne, which, through certain subsidiaries, are partners in TWE. The assets and liabilities of the Company were also beneficially owned by A/N through TWEAN. Time Warner and certain of its subsidiaries, MediaOne and certain of its subsidiaries and A/N are collectively referred to herein as the 'Members'.



     In [June] 1998, the Company completed a reorganization (the 'Reorganization'), under which the Company's capitalization was authorized to include two classes of interests, Class A Interests and Class B Interests. In connection with the Reorganization, the Members contributed their respective assets and liabilities of the Company's business to the Company and in return received Class B Interests having an aggregate participation percentage of 100%. Following the Reorganization, Time Warner, MediaOne and A/N held Class B Interests having participation percentages equalling 61.95%, 18.88% and 19.17%, respectively. Accordingly, the accompanying combined financial statements have been adjusted to retroactively reflect the authorization of Class A Interests and the authorization and issuance of Class B Interests having an aggregate participation percentage of 100% for all periods.



     The Class A Interests and Class B Interests are substantially identical in all respects, except that the Class A Interests have no voting rights, provided, however, that the approval of the holders of a majority (in participation percentage) of the Class A Interests, voting as a separate class, is required for any amendment to the Limited Liability Company Agreement that would have an adverse effect on the rights of such class. The business and affairs of the Company are managed by a management committee (the 'Management Committee'), except for certain matters which require the unanimous vote of the holders of Class B Interests. Representatives of the Management Committee are appointed by the Members.


5. STOCK OPTION PLANS

     Time Warner and MediaOne have various stock option plans under which options to purchase Time Warner or MediaOne common stock may be granted to employees of the Company. Such options have been granted to employees of the Company at fair market value at the date of grant. Accordingly, in accordance with Accounting Principles Board Opinion No. 25, 'Accounting for Stock Issued to Employees' and related interpretations, no compensation cost has been recognized by Time Warner and MediaOne, nor charged to the Company, related to such stock option plans. Generally, the options become exercisable over a three-year vesting period and expire ten years from the date of grant. Had compensation cost for Time Warner's and MediaOne's stock option plans been determined based on the fair value at the grant dates for all awards made subsequent to 1994 consistent with the method set forth under FASB Statement No. 123, 'Accounting for Stock-Based Compensation'

                            TIME WARNER TELECOM LLC
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)


('FAS 123'), the Company's allocable share of compensation cost would have increased its net loss to the pro forma amounts indicated below:


                                                                            YEARS ENDED DECEMBER 31,
                                                                        --------------------------------
                                                                          1997        1996        1995
                                                                        --------    --------    --------
                                                                                  (THOUSANDS)
Net loss:
     As reported.....................................................   $(70,656)   $(86,116)   $(51,105)
                                                                        --------    --------    --------
                                                                        --------    --------    --------
     Pro forma.......................................................   $(71,228)   $(86,500)   $(51,198)
                                                                        --------    --------    --------
                                                                        --------    --------    --------

     FAS 123 is applicable only to stock options granted subsequent to December 31, 1994. Accordingly, since the Company's compensation expense associated with such grants would generally be recognized over a three-year vesting period, the initial impact of applying FAS 123 on pro forma net income for 1996 and 1995 is not comparable to the impact on pro forma net income for 1997, when the pro forma effect of the three-year vesting period has been fully reflected.


     For purposes of applying FAS 123, the fair value of each option grant by Time Warner and MediaOne is estimated on the date of grant using the Black-Scholes option-pricing model. With regard to grants of Time Warner stock options to the Company's employees in 1997, 1996 and 1995, weighted average assumptions consisted of: dividend yields of 1% in all periods; expected volatility of 21.9%, 21.7% and 22.3%, respectively; risk-free interest rates of 6.6%, 6.1% and 6.4%, respectively; and expected lives of 5 years in all periods. The weighted average fair value of a Time Warner stock option granted to the Company's employees during the year was $12.95, $12.18 and $11.21 for the years ended December 31, 1997, 1996 and 1995, respectively. In 1997, MediaOne granted options to an executive of the company. The weighted average fair value of a MediaOne stock option was $7.43, based on the following weighted average assumptions: no dividend yield; expected volatility of 30%; risk-free interest rate of 6.8%; and an expected life of 5 years.


     A summary of stock option activity with respect to employees of the Company is as follows:

                                                        TIME WARNER                       MEDIAONE
                                               -----------------------------    -----------------------------
                                                NUMBER      WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
                                               OF SHARES     EXERCISE PRICE     OF SHARES     EXERCISE PRICE
                                               ---------    ----------------    ---------    ----------------
Balance at January 1, 1995..................     77,700          $36.59              --           $   --
     Granted................................     54,475           37.85              --               --
     Exercised..............................         --              --              --               --
     Cancelled(a)...........................         --              --              --               --
                                               ---------                        ---------
Balance at December 31, 1995................    132,175          $37.11              --           $   --

     Granted................................     56,750           42.63              --               --
     Exercised..............................       (634)          35.58              --               --
     Cancelled(a)...........................     (6,966)          40.63              --               --
                                               ---------                        ---------
Balance at December 31, 1996................    181,325          $38.71              --           $   --

     Granted................................     37,400           43.56           5,350            19.00
     Exercised..............................     (1,750)          37.76              --               --
     Cancelled(a)...........................     (9,750)          40.98              --               --
                                               ---------                        ---------
Balance at December 31, 1997................    207,225          $39.48           5,350           $19.00
                                               ---------                        ---------
                                               ---------                        ---------

------------

(a) Includes all options cancelled and forfeited during the year.

     The number of exercisable options held by employees of the Company is as follows:

                                                                                    DECEMBER 31,
                                                                             ---------------------------
                                                                              1997       1996      1995
                                                                             -------    ------    ------
                                                                                     (THOUSANDS)
Time Warner stock options.................................................   121,433    70,408    33,940
MediaOne stock options....................................................        --        --        --

                            TIME WARNER TELECOM LLC
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)



     In connection with the Reorganization, the Management Committee is expected to approve an option plan that is expected to provide for the granting of options to purchase Class A Interests representing approximately ____% of the equity in the Company, in the aggregate. Generally, options issued under such option plan are expected to become exercisable over a four-year vesting period and expire ten years from the date of grant. In addition, the purchase price of the Class A Interests covered by each option is not expected to be less than The fair market value of the Class A Interests on the date of grant.



6. SUBORDINATED LOANS PAYABLE TO THE PARENT COMPANIES



     Effective July 1, 1997, all of the Company's financing requirements began to be funded with subordinated loans from the Parent Companies. These loans bear interest (payable in kind) at The Chase Manhattan Bank's prime rate which was 8.5% at December 31, 1997. Effective with the Reorganization, the maturity of these loans was extended until 2008.Interest expense relating to these loans totaled approximately $1.5 million in 1997.



7. BENEFIT PLANS



     The Company participates in the Time Warner Cable Pension Plan (the 'Pension Plan'), a noncontributory defined benefit pension plan which covers approximately 75% of all employees. The remaining 25% of employees are participating in a pension plan under the administration of MediaOne, their previous employer. The Company also participates in the Time Warner Cable Employees Savings Plan (the 'Savings Plan'), a defined contribution plan. Both the Pension Plan and Savings Plan are administered by a committee appointed by the Board of Representatives of TWE and cover substantially all employees.


     Benefits under the Pension Plan are determined based on formulas which reflect employees' years of service and compensation levels during their employment period. Total pension cost was $1.7 million, $1.2 million and $900,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

     The Company's contributions to the Savings Plan can represent up to 6.67% of the employees' compensation during the plan year. TWE's Board of Representatives has the right in any year to set the maximum amount of the Company's annual contribution. Defined contribution plan expense was $710,000, $606,000 and $410,000 for the years ended December 31, 1997, 1996 and 1995, respectively.


8. RELATED PARTY TRANSACTIONS


     In the normal course of conducting its businesses, the Company has various transactions with the Parent Companies, generally on terms resulting from negotiation between the affected units that, in management's view, results in reasonable allocations.

     The Company's local operations, which in certain cases are co-located with TW Cable divisions, are allocated a charge for various overhead expenses for services provided by TW Cable. These allocations are based on direct labor, total expenses, or headcount relative to each division. The Company is also allocated rent based on the square footage of space occupied by the Company at TW Cable facilities. The aggregate of these charges totaled approximately $4.4 million, $4.3 million and $2.8 million for the years ended December 31, 1997, 1996 and 1995, respectively.


     The combined statement of operations include consulting charges from MediaOne, in 1995 only, for the use of certain employees on a temporary basis and pension costs for certain employees of the Company who remain on the MediaOne pension plan. Consulting fees approximated $522,000 for the year ended December 31, 1995. There were no charges for consulting in 1997 and 1996. Pension costs were approximately $624,000, $500,000 and $450,000 for the years ended December 31, 1997, 1996 and 1995, respectively.


     The Company licenses the right to use the majority of its fiber optic cable from TW Cable. The Company paid TW Cable $32.5 million, $41.3 million, and $46.9 million in the years ended December 31, 1997, 1996 and 1995, respectively, under this arrangement. Such costs have been capitalized by the Company. The amortization of these costs and fiber previously capitalized in the amount of $7.1 million, $5.0 million and $2.1 million for the years ended December 31, 1997, 1996 and 1995, respectively, has been classified as a component of depreciation and amortization in the accompanying combined statement of operations. In addition, under this

                            TIME WARNER TELECOM LLC
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)

licensing arrangement, the Company reimburses TW Cable for facility maintenance and pole rental costs, which costs amounted to $1.7 million, $1.3 million and $648,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

     Effective July 1, 1997, all of the Company's financing requirements began to be funded with loans from the Parent Companies. Interest expense relating to these loans totaled approximately $1.5 million in 1997.




9. COMMITMENTS AND CONTINGENCIES


     The Company has noncancelable operating leases for office space and switching facilities expiring over various terms. Rental expense for all operating leases totaled $5.4 million, $4.2 million and $3.2 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     The minimum rental commitments under noncancelable operating leases are:
1998-$1.3 million; 1999-$2.8 million; 2000-$2.8 million; 2001-$2.9 million and after 2002-$13.8 million.

     Historically, the Company has relied on TW Cable's fiber in constructing its own networks. In addition, most of the new markets in which management plans to operate or construct networks are located in areas where TW Cable has already made substantial infrastructure investments. The failure of the Company to license additional fiber optic capacity from TW Cable could materially affect the Company's future business and operations.

     Pending legal proceedings are substantially limited to litigation incidental to the business of the Company. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the Company's financial statements.


10. OTHER CURRENT LIABILITIES


     Other current liabilities consist of the following:

                                                                              DECEMBER 31,
                                                                           ------------------
                                                                            1997       1996
                                                                           -------    -------
                                                                              (THOUSANDS)
Accrued salaries and employee costs.....................................   $13,103    $ 8,591
Property and other taxes................................................     7,682      5,187
Accrued expenses........................................................     6,227      2,860
Other...................................................................     2,292      1,155
                                                                           -------    -------
          Total.........................................................   $29,304    $17,793
                                                                           -------    -------
                                                                           -------    -------

                            TIME WARNER TELECOM LLC
                             COMBINED BALANCE SHEET



                                                                                          MARCH 31,    DECEMBER 31,
                                                                                            1998           1997
                                                                                          ---------    ------------
                                                                                                 (UNAUDITED)
                                                                                                 (THOUSANDS)
                                        ASSETS
Current assets
     Receivables, less allowances of $1,030 and $776...................................   $  11,712      $  8,882
     Prepaid expenses..................................................................         814         1,192
                                                                                          ---------    ------------
          Total current assets.........................................................      12,526        10,074
     Investments in unconsolidated affiliates..........................................       4,318         4,376
     Property, plant and equipment.....................................................     508,988       484,206
     Less: accumulated depreciation....................................................     (80,669)      (69,048)
                                                                                          ---------    ------------
                                                                                            428,319       415,158
     Intangible assets, net............................................................       8,312         8,469
                                                                                          ---------    ------------
          Total assets.................................................................   $ 453,475      $438,077
                                                                                          ---------    ------------
                                                                                          ---------    ------------

                            LIABILITIES AND MEMBERS' EQUITY
Current liabilities
     Accounts payable..................................................................   $  21,810      $ 32,908
     Other current liabilities.........................................................      35,516        29,304
                                                                                          ---------    ------------
          Total current liabilities....................................................      57,326        62,212
     Subordinated loans payable to the Parent Companies (including $3,552 and $1,544 of
      accrued interest, respectively)..................................................     117,547        75,475
Members' equity
     Class A interests having an aggregate participation percentage of 0%..............          --            --
     Class B interests having an aggregate participation percentage of 100%............     555,807       555,807
     Accumulated deficit...............................................................    (277,205)     (255,417)
                                                                                          ---------    ------------
          Total members' equity........................................................     278,602       300,390
                                                                                          ---------    ------------
          Total liabilities and members' equity........................................   $ 453,475      $438,077
                                                                                          ---------    ------------
                                                                                          ---------    ------------


                            See accompanying notes.

                            TIME WARNER TELECOM LLC
                        COMBINED STATEMENT OF OPERATIONS



                                                                                               THREE MONTHS ENDED
                                                                                                   MARCH 31,
                                                                                              --------------------
                                                                                                1998        1997
                                                                                              --------    --------
                                                                                                  (UNAUDITED)
                                                                                                  (THOUSANDS)
Revenues:
     Dedicated transport services..........................................................   $ 16,733    $  8,301
     Switched services.....................................................................      5,315       1,852
                                                                                              --------    --------
          Total revenues...................................................................     22,048      10,153
                                                                                              --------    --------
Costs and expenses:
     Operating(a)..........................................................................     13,519       8,384
     Selling, general and administrative(a)................................................     16,316      11,985
     Depreciation and amortization(a)......................................................     11,932       8,842
                                                                                              --------    --------
          Total costs and expenses.........................................................     41,767      29,211
                                                                                              --------    --------
Operating loss.............................................................................    (19,719)    (19,058)
Equity in losses of unconsolidated affiliates..............................................        (58)       (593)
Interest expense(a)........................................................................     (2,011)         --
                                                                                              --------    --------
Net loss...................................................................................   $(21,788)   $(19,651)
                                                                                              --------    --------
                                                                                              --------    --------
(a) Includes expenses resulting from transactions with affiliates (Note 4):
     Operating expenses....................................................................   $    513    $    433
                                                                                              --------    --------
                                                                                              --------    --------
     Selling, general and administrative...................................................   $    765    $  1,428
                                                                                              --------    --------
                                                                                              --------    --------
     Depreciation and amortization.........................................................   $  2,193    $  1,625
                                                                                              --------    --------
                                                                                              --------    --------
     Interest expense......................................................................   $  2,008    $     --
                                                                                              --------    --------
                                                                                              --------    --------


                            See accompanying notes.

                            TIME WARNER TELECOM LLC
                        COMBINED STATEMENT OF CASH FLOWS


                                                                                               THREE MONTHS ENDED
                                                                                                   MARCH 31,
                                                                                              --------------------
                                                                                                1998        1997
                                                                                              --------    --------
                                                                                                  (UNAUDITED)
                                                                                                  (THOUSANDS)
OPERATIONS
Net loss...................................................................................   $(21,788)   $(19,651)
Adjustments for noncash and nonoperating items:
Depreciation and amortization..............................................................     11,932       8,842
Equity in loss of unconsolidated affiliates................................................         58         593
Changes in operating assets and liabilities:
     Accounts receivable and other current assets..........................................     (2,452)     (2,473)
     Accounts payable and other current liabilities........................................     (2,878)    (15,556)
     Other balance sheet changes...........................................................         25        (449)
                                                                                              --------    --------
Cash used in operations....................................................................    (15,103)    (28,694)
                                                                                              --------    --------

INVESTING ACTIVITIES
Capital expenditures.......................................................................    (24,961)    (14,261)
Investments and acquisitions...............................................................         --          28
                                                                                              --------    --------
Cash used in investing activities..........................................................    (24,961)    (14,233)
                                                                                              --------    --------

FINANCING ACTIVITIES
Proceeds from loans from the Parent Companies..............................................     59,166          --
Capital contributions from the Parent Companies............................................         --      50,814
Repayment of loans from the Parent Companies...............................................    (19,102)         --
Distributions to the Parent Companies......................................................         --      (7,887)
                                                                                              --------    --------
Cash provided by financing activities......................................................     40,064      42,927
                                                                                              --------    --------

INCREASE IN CASH AND EQUIVALENTS...........................................................         --          --

CASH AND EQUIVALENTS AT BEGINNING OF PERIOD................................................         --          --
                                                                                              --------    --------

CASH AND EQUIVALENTS AT END OF PERIOD......................................................   $     --    $     --
                                                                                              --------    --------
                                                                                              --------    --------

                            See accompanying notes.

                            TIME WARNER TELECOM LLC
                COMBINED STATEMENT OF CHANGES IN MEMBERS' EQUITY



                                                                                                          TOTAL
                                                                              CLASS B     ACCUMULATED    MEMBERS'
                                                                              INTERESTS     DEFICIT       EQUITY
                                                                              --------    -----------    --------
                                                                                          (UNAUDITED)
                                                                                          (THOUSANDS)
BALANCE AT DECEMBER 31, 1997...............................................   $555,807     $(255,417)    $300,390
Net loss...................................................................         --       (21,788)     (21,788)
                                                                              --------    -----------    --------
BALANCE AT MARCH 31, 1998..................................................   $555,807     $(277,205)    $278,602
                                                                              --------    -----------    --------
                                                                              --------    -----------    --------


                            See accompanying notes.

                            TIME WARNER TELECOM LLC
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS


     Time Warner Telecom LLC, a Delaware limited liability company (the 'Company'), is a facilities-based competitive local telecommunications services provider ('CLEC') in selected metropolitan markets across the United States, offering a wide range of business telephony services, primarily to medium- and large-sized business customers. The business of the Company was commenced in 1993 by Time Warner Cable ('TW Cable'), a division of Time Warner Entertainment Company, L.P. ('TWE'), and reflects the combined commercial telecommunication operations under the ownership or management control of TW Cable. These operations consist of the commercial telecommunication operations of Time Warner Inc. and certain of its subsidiaries ('Time Warner') and the Time Warner Entertainment-Advance/Newhouse Partnership ('TWEAN') that were acquired or formed in 1995, as well as the pre-existing commercial telecommunication operations of TWE (collectively, TWE, TWEAN and Time Warner are referred to herein as the 'Parent Companies').


     To date, the majority of the Company's revenues have been derived from the provision of 'private line' or 'direct access' telecommunications services. Because the Company has deployed switches in 16 of its 19 markets, management expects that a growing portion of the Company's revenues will be derived from providing switched services. The Company's customers are principally telecommunications-intensive business end-users, IXCs, ISPs, wireless communications companies and governmental entities. Such customers are offered a wide range of integrated telecommunications products and services, including dedicated transmission, local switched, data and video transmission services and Internet services. In addition, the Company benefits from its strategic relationship with TW Cable both through access rights and cost-sharing. As a result, the Company's networks have been constructed primarily through the use of fiber capacity licensed from TW Cable.

BASIS OF PRESENTATION


     The combined financial statements of the Company reflect the 'carved out' historical financial position, results of operations, cash flows and changes in members' equity of the commercial telecommunication operations of the Parent Companies as if they had been operating as a separate company. The combined statement of operations has been adjusted to retroactively reflect an allocation of certain expenses pursuant to the final terms of the related agreements, primarily relating to office rent, overhead charges for various administrative functions performed by TW Cable and certain facility maintenance and pole rental costs. These allocations were required to reflect all costs of doing business and have been based on various methods (Note 4), which management believes result in reasonable allocations of such costs.


     The accompanying financial statements are unaudited but, in the opinion of management, contain all the adjustments (consisting of those of a normal recurring nature) considered necessary to present fairly the financial position and the results of operations and cash flows for the periods presented in conformity with generally accepted accounting principles applicable to interim periods. The accompanying financial statements should be read in conjunction with the audited combined financial statements of the Company for the year ended December 31, 1997.


2. MEMBERS' EQUITY



     At March 31, 1998, all the assets and liabilities of the Company were beneficially owned by Time Warner and MediaOne Group, Inc. ('MediaOne'), which, through certain subsidiaries, are partners in TWE. The assets and liabilities of the Company were also beneficially owned by the Advance/Newhouse Partnership ('A/N') through TWEAN. Time Warner and certain of its subsidiaries, MediaOne and certain of its subsidiaries and A/N are collectively referred to herein as the 'Members'.



     In [June] 1998, the Company completed a reorganization (the 'Reorganization'), under which the Company's capitalization was authorized to include two classes of interests, Class A Interests and Class B Interests. In connection with the Reorganization, the Members contributed their respective assets and liabilities of the Company's business to the Company and in return received Class B Interests having an aggregate participation percentage of 100%. Following the Reorganization, Time Warner, MediaOne and A/N held Class B interests having participation percentages equalling 61.95%, 18.88% and 19.17%, respectively. Accordingly, the accompanying combined financial statements have been adjusted to retroactively reflect the authorization of

                            TIME WARNER TELECOM LLC
              NOTES TO COMBINED FINANCIAL STATEMENTS -- CONTINUED
                                  (UNAUDITED)



Class A Interests and the authorization and issuance of Class B Interests having an aggregate participation percentage of 100% for all periods.



     The Class A Interests and Class B Interests are substantially identical in all respects, except that the Class A Interests have no voting rights, provided, however, that the approval of the holders of a majority (in participation percentage) of the Class A Interests, voting as a separate class, is required for any amendment to the Limited Liability Company Agreement that would have an adverse effect on the rights of such class. The business and affairs of the Company are managed by a management committee (the 'Management Committee'), except for certain matters which require the unanimous vote of the holders of Class B Interests. Representatives of the Management Committee are appointed by the Members.



     In connection with the Reorganization, the Management Committee is expected to approve an option plan that is expected to provide for the granting of options to purchase Class A Interests representing approximately ____% of the equity in the Company, in the aggregate. Generally, options issued under such option plan are expected to become exercisable over a four-year vesting period and expire ten years from the date of grant. In addition, the purchase price of the Class A Interests covered by each option is not expected to be less than the fair market value of the Class A Interests on the date of grant.



3. SUBORDINATED LOANS PAYABLE TO THE PARENT COMPANIES



     Effective July 1, 1997, all of the Company's financing requirements began to be funded with subordinated loans from the Parent Companies. These loans bear interest (payable in kind) at The Chase Manhattan Bank's prime rate which was 8.5% at March 31, 1998. Effective with the Reorganization, the maturity of these loans was extended until 2008. Interest expense relating to these loans totaled approximately $2.0 million in 1997.



4. RELATED PARTY TRANSACTIONS


     In the normal course of conducting its businesses, the Company has various transactions with the Parent Companies, generally on terms resulting from negotiation between the affected units that, in management's view, results in reasonable allocations.

     The Company's local operations, which in certain cases are co-located with TW Cable divisions, are allocated a charge for various overhead expenses for services provided by TW Cable. These allocations are based on direct labor, total expenses, or headcount relative to each division. The Company is also allocated rent based on the square footage of space occupied by the Company at TW Cable facilities. The aggregate of these charges totaled approximately $614,000 and $1.3 million for the three months ended March 31, 1998 and 1997, respectively.


     The combined statement of operations includes pension costs for certain employees of the Company who remain on the MediaOne pension plan. Pension costs were approximately $151,000 and $157,000 for the three months ended March 31, 1998 and 1997, respectively.


     The Company licenses the right to use the majority of its fiber optic cable from TW Cable. The Company paid TW Cable approximately $1.2 million and $5.6 million in the three months ended March 31, 1998 and 1997, respectively, under this arrangement. Such costs have been capitalized by the Company. The amortization of these costs and fiber previously capitalized in the amount of approximately $2.2 million and $1.6 million for the three months ended March 31, 1998 and 1997, respectively, has been classified as a component of depreciation and amortization in the accompanying combined statement of operations. In addition, under this licensing arrangement, the Company reimburses TW Cable for facility maintenance and pole rental costs, which costs amounted to $513,000 and $433,000 for the three months ended March 31, 1998 and 1997, respectively.

     Effective July 1, 1997, all of the Company's financing requirements began to be funded with loans from the Parent Companies. Interest expense relating to these loans totaled approximately $2.0 million for the three months ended March 31, 1998.


5. COMMITMENTS AND CONTINGENCIES


     Pending legal proceedings are substantially limited to litigation incidental to the business of the Company. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the Company's financial statements.

                                 [LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


     The following are the expenses of issuance and distribution of the $400
million aggregate principal amount of    % Senior Notes Due 2008 registered
hereunder on Form S-1, other than underwriting discounts and commissions. All amounts except the Registration Fee are estimated.



Registration Fee............................................................................   $118,000
NASD Filing Fee.............................................................................     30,500
Printing and Engraving Fees.................................................................      *
Blue Sky Fees and Expenses..................................................................     12,000
Legal Fees and Expenses.....................................................................      *
Accounting Fees and Expenses................................................................      *
Trustees' Fees..............................................................................      *
Miscellaneous...............................................................................      *
                                                                                               --------
     Total..................................................................................   $  *
                                                                                               --------
                                                                                               --------


------------

*  To be filed by amendment.

     All of the above expenses have been or will be paid by Time Warner Telecom LLC.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Article XI of the LLC Agreement provides that the Members and their affiliates and the Representatives (collectively, 'Covered Persons') will have no liability, including under any legal or equitable theory of fiduciary duty or other theory of liability, to the Company or to any other Covered Person, for any losses, claims, damages or liabilities incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company.



     The LLC Agreement provides that to the fullest extent permitted by applicable law (including Section 18-1101(c) of the Delaware Act), no holder of an Interest (including the Members) will have any fiduciary or similar duty, at law or in equity, or any liability relating thereto, to the Company or any other holder, with respect to or in connection with the Company or the Company's business or affairs, and that the doctrine of corporate opportunity, and any other analogous doctrine, will not apply with respect to the Company.



     Subject to any terms, conditions or restrictions set forth in the LLC Agreement, Section 18-108 of the Delaware Limited Liability Company Act empowers a Delaware limited liability company to indemnify and hold harmless any member or manager or other person from and against all claims and demands whatsoever.
Article XI of the LLC Agreement provides that the Company shall indemnify (i) the Covered Persons against any losses arising out of or in connection with the LLC Agreement, unless such loss is caused by such Covered Person's bad faith, gross negligence or willful misconduct and (ii) its officers to the fullest extent permitted by Delaware law.



     Article VI of the Certificate of Incorporation (the 'TWT Charter') of Time Warner Telecom Inc. ('TWT') provides that to the fullest extent permitted under the General Corporation Law of the State of Delaware (the 'DGCL'), a director of TWT shall not be personally liable to TWT or its stockholders for monetary damages for breach of fiduciary duty as a director.


     Section 102(b)(7) of the DGCL, provides that a corporation may eliminate or limit the personal liability of a director (or certain persons who, pursuant to the provisions of the certificate of incorporation, exercise or perform duties conferred or imposed upon directors by the DGCL) to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under
Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which the director derived an improper personal benefit.


     Under Section 145 of the DGCL, in general, a corporation may indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceeding which they may be made parties by reason of their being or having been directors, officers, employees or agents if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Article VIII of the TWT Charter provides that TWT shall indemnify its officers, directors, employees and agents to the full extent permitted by Delaware law.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, the Company has not sold any securities without registration under the Securities Act.

ITEM 16. EXHIBITS

     (a) Exhibits:


                            TIME WARNER TELECOM LLC


                                  EXHIBIT LIST


EXHIBIT
NUMBER                                             DESCRIPTION OF EXHIBIT
------   -----------------------------------------------------------------------------------------------------------
  1.1    -- Form of Underwriting Agreement*
  2.1    -- Reorganization Agreement among Time Warner Companies, Inc., MediaOne Group, Inc., Advance/Newhouse
            Partnership, Time Warner Entertainment Company, L.P., and Time Warner Entertainment-Advance/Newhouse
            Partnership
  3.1    -- LLC Agreement of the Company
  3.2    -- Certificate of Incorporation of TWT*
  3.3    -- By-laws of TWT*
  4.1    -- Form of Indenture, between the Company and The Chase Manhattan Bank, as Trustee*
  5      -- Opinion of Cravath, Swaine and Moore*
 10.1    -- Lease, between Quebec Court Joint Venture No. 2, Landlord, and Intelligent Advanced Systems, Inc.,
            Tenant, dated June 3, 1994
 10.2    -- Agreement for Assignment of Lease, dated September 12, 1997, between Ingram Micro Inc. and Time Warner
            Communications Holdings Inc.
 10.3    -- First Amendment to Lease, dated October 15, 1997, by Carramerica Realty, L.P. and Time Warner
            Communications Holdings Inc.
 10.4    -- Time Warner Telecom LLC Stock Option Plan*
 10.5    -- Employment Agreement between the Company and Paul B. Jones*
 10.6    -- Employment Agreement between the Company and Larissa L. Herda*
 10.7    -- Employment Agreement between the Company and A. Graham Powers*
 10.8    -- Employment Agreement between the Company and David J. Rayner*
 10.9    -- Form of Capacity License Agreement
 12      -- Ratio of Earnings to Fixed Charges of the Company
 21      -- Subsidiaries of the Company*
 23.1    -- Consent of Ernst & Young LLP, Independent Public Accountants
 23.2    -- Consent of Cravath, Swaine & Moore (included in Exhibit 5)*
 24.1    -- Power of Attorney of TWT's Directors (contained on signatures page)**
 24.2    -- Power of Attorney of the Company's Representatives (contained on signatures page)
 24.3    -- Power of Attorney of Peter R. Haje, director of TWT
 25      -- Statement of Eligibility and Qualification on Form T-1 of The Chase Manhattan Bank with respect to the
            Company and TWT*
 27      -- Financial Data Schedule*


------------

 * To be filed by amendment.


** Previously filed as part of this Registration Statement

     (b) Financial Statement Schedule



     The following financial statement schedule is included in Part II of this Registration Statement and should be read in conjunction with the combined financial statements and notes thereto included elsewhere herein.



Report of Independent Auditors....................................................................   S-1
Schedule II -- Valuation and Qualifying Accounts..................................................   S-2


ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 14 above or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          The Company hereby undertakes that:

          1. For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed part of this Registration Statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at such time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, Time Warner Telecom LLC has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on June 23, 1998.



                                          TIME WARNER TELECOM LLC



                                          By         /S/ DAVID J. RAYNER
                                            ....................................
                                                      DAVID J. RAYNER
                                              SENIOR VICE PRESIDENT AND CHIEF
                                                    FINANCIAL OFFICER



     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Larissa L. Herda and David J. Rayner, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments and post-effective amendments to this Registration Statement, and to file the same, with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents full power and authority to do and perform any and all acts and things requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


                        SIGNATURE                                         TITLE                        DATE
---------------------------------------------------------  ------------------------------------   --------------
(i) Principal Executive Officer

                  /s/ LARISSA L. HERDA                     President and Chief Executive           June 23, 1998
 ........................................................    Officer
                    LARISSA L. HERDA

(ii) Principal Financial and Accounting Officer

                  /S/ DAVID J. RAYNER                       Senior Vice President and              June 23, 1998
 ........................................................    Chief Financial Officer
                     DAVID J. RAYNER

(iii) Directors

                 /s/ RICHARD J. BRESSLER                   Representative                          June 23, 1998
 ........................................................
                   RICHARD J. BRESSLER

                    /s/ PETER R. HAJE                      Representative                          June 23, 1998
 ........................................................
                      PETER R. HAJE

                                                           Representative                          June   , 1998
 ........................................................
                     SPENCER B. HAYS

* By: ........................................................
                    ATTORNEY-IN-FACT

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, as amended, Time Warner Telecom Inc. has duly caused Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on June 23, 1998.



                                          TIME WARNER TELECOM INC.



                                          By         /S/ DAVID J. RAYNER
                                            ....................................
                                                      DAVID J. RAYNER
                                              SENIOR VICE PRESIDENT AND CHIEF
                                                    FINANCIAL OFFICER








     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



                        SIGNATURE                                         TITLE                        DATE
---------------------------------------------------------  ------------------------------------   --------------
(i) Principal Executive Officer

                  /S/ LARISSA L. HERDA                     President and Chief Executive           June 23, 1998
 ........................................................    Officer
                    LARISSA L. HERDA

(ii) Principal Financial and Accounting Officer

                   /S/ DAVID J. RAYNER                     Senior Vice President and               June 23, 1998
 ........................................................    Chief Financial Officer
                     DAVID J. RAYNER

(iii) Directors

                           *                               Director                                June 23, 1998
 ........................................................
                   RICHARD J. BRESSLER

                           *                               Director                                June 23, 1998
 ........................................................
                      PETER R. HAJE

                           *                               Director                                June 23, 1998
 ........................................................
                     SPENCER B. HAYS

                  /S/ DAVID J. RAYNER
 *By:....................................................
                    ATTORNEY-IN-FACT

                         REPORT OF INDEPENDENT AUDITORS



To Time Warner Telecom LLC



     We have audited the combined financial statements of Time Warner Telecom LLC (the 'Company') as of December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997 and have issued our report thereon dated March 13, 1998, except for Notes 1, 4, 5, 6, and 8, as to which the date is June 22, 1998. Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.



     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                          ERNST & YOUNG LLP



New York, New York
June 22, 1998



     The foregoing report is in the form that will be signed upon the Reorganization of the Company as discussed in Note 4 to the combined financial statements.



                                          ERNST & YOUNG LLP



New York, New York
June 22, 1998

                            TIME WARNER TELECOM LLC
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS


                                                                                 ADDITIONS/
                                                                   BALANCE AT    CHARGES TO                  BALANCE AT
                                                                   BEGINNING     COSTS AND                     END OF
                                                                   OF PERIOD      EXPENSES     DEDUCTIONS      PERIOD
                                                                   ----------    ----------    ----------    ----------
                                                                                       (THOUSANDS)
For the Year ended December 31, 1997:
     Allowance for doubtful accounts receivable.................      $193         $1,213        $ (630)        $776

For the Year ended December 31, 1996:
     Allowance for doubtful accounts receivable.................      $ 21         $  271        $  (99)        $193

For the Year ended December 31, 1995:
     Allowance for doubtful accounts receivable.................      $ --         $   24        $   (3)        $ 21

                                 EXHIBIT INDEX


                                               DESCRIPTION OF DOCUMENT                                           PAGE
       -------------------------------------------------------------------------------------------------------   ----
 1.1   -- Form of Underwriting Agreement*.....................................................................
 2.1   -- Reorganization Agreement among Time Warner Companies, Inc., MediaOne Group, Inc., Advance/Newhouse
          Partnership, Time Warner Entertainment Company, L.P., and Time Warner Entertainment-Advance/Newhouse
          Partnership..........................................................................................
 3.1   -- LLC Agreement of the Company.........................................................................
 3.2   -- Certificate of Incorporation of TWT*.................................................................
 3.3   -- By-laws of TWT*......................................................................................
 4.1   -- Form of Indenture, between the Company and The Chase Manhattan Bank, as Trustee*....................
 5     -- Opinion of Cravath, Swaine and Moore*...............................................................
10.1   -- Lease, between Quebec Court Joint Venture No. 2, Landlord, and Intelligent Advanced Systems, Inc.,
          Tenant, dated June 3, 1994...........................................................................
10.2   -- Agreement for Assignment of Lease, dated September 12, 1997, between Ingram Micro Inc. and Time
          Warner Communications Holdings Inc...................................................................
10.3   -- First Amendment to Lease, dated October 15, 1997 by Carramerica Realty, L.P. and Time Warner
          Communications Holdings Inc..........................................................................
10.4   -- Time Warner Telecom LLC Stock Option Plan*....................................................
10.5   -- Employment Agreement between the Company and Paul B. Jones*.........................................
10.6   -- Employment Agreement between the Company and Larissa L. Herda*......................................
10.7   -- Employment Agreement between the Company and A. Graham Powers*......................................
10.8   -- Employment Agreement between the Company and David J. Rayner*.......................................
10.9   -- Form of Capacity License Agreement..................................................................
12     -- Ratio of Earnings to Fixed Charges of the Company...................................................
21     -- Subsidiaries of the Company*........................................................................
23.1   -- Consent of Ernst & Young LLP, Independent Public Accountants........................................
23.2   -- Consent of Cravath, Swaine & Moore (included in Exhibit 5)*.........................................
24.1   -- Power of Attorney of TWT's Directors (contained on signature page)**................................
24.2   -- Power of Attorney of the Company's Representatives (contained on signature page)....................
24.3   -- Power of Attorney of Peter R. Haje, director of TWT.................................................
25     -- Statement of Eligibility and Qualification on Form T-1 of The Chase Manhattan Bank with respect to the Company and TWT*.................................................................................
27     -- Financial Data Schedule*............................................................................


------------

*  To be filed by amendment.


** Previously filed as part of this Registration Statement.









                          STATEMENT OF DIFFERENCES
                          ------------------------

  The section symbol shall be expressed as..............................  'SS'